PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED JANUARY 29, 2001)

                                  10,000,000 EQUITY UNITS
                    (INITIALLY CONSISTING OF 10,000,000 CORPORATE UNITS)

                                      NRG ENERGY, INC.
[NRG LOGO]
                             ----------------------

     This is an offering of 10,000,000 Equity Units by NRG Energy, Inc. The Equity Units initially will consist of units referred to as Corporate Units. Each Corporate Unit will include a purchase contract under which you will agree to purchase from us shares of our common stock on May 18, 2004 as described in this prospectus supplement. Each Corporate Unit also initially will include $25 principal amount of our 6.50% senior debentures due May 16, 2006. The debentures will not trade separately from the Corporate Units unless and until substitution is made as described in this prospectus supplement.

     The Corporate Units have been approved for listing on the New York Stock Exchange, or NYSE, under the symbol "NRZ." On March 7, 2001, the last reported sale price of our common stock on the NYSE was $27.20 per share.

     Concurrently with this offering of Corporate Units, we are also offering (by a separate prospectus supplement) 16,000,000 shares of common stock. Neither offering is contingent upon the closing of the other offering.

     INVESTING IN THE EQUITY UNITS INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-18 OF THIS PROSPECTUS SUPPLEMENT AND PAGE 4 OF THE PROSPECTUS.
                             ----------------------

                                                                   PER
                                                              CORPORATE UNIT                 TOTAL
                                                              --------------                 -----
Public offering price(1)....................................      $25.00                  $250,000,000
Underwriting commission.....................................      $ 0.75                  $  7,500,000
Proceeds, before expenses, to NRG...........................      $24.25                  $242,500,000

      (1) Plus accrued interest from March 13, 2001, if settlement occurs after that date

     The underwriters also may purchase up to an additional 1,500,000 Corporate Units at the public offering price less underwriting commissions within 30 days of the date of this prospectus supplement in order to cover over-allotments, if any.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The Corporate Units will be ready for delivery on or about March 13, 2001.

                             ----------------------

                          JOINT BOOK-RUNNING MANAGERS
MERRILL LYNCH & CO.                                   CREDIT SUISSE FIRST BOSTON
                             ----------------------

CIBC WORLD MARKETS
                                   JP MORGAN
                                                            SALOMON SMITH BARNEY
                             ----------------------

            The date of this prospectus supplement is March 7, 2001.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THE DOCUMENT CONTAINING THE INFORMATION.
                            ------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT
About this Prospectus Supplement............................    ii
Prospectus Supplement Summary...............................   S-1
Risk Factors................................................  S-18
Use of Proceeds.............................................  S-23
Capitalization..............................................  S-24
Business....................................................  S-25
Description of the Equity Units.............................  S-38
Description of the Purchase Contracts.......................  S-42
Certain Provisions of the Purchase Contract Agreement and
  the Pledge Agreement......................................  S-52
Description of the Debentures...............................  S-56
Certain Federal Income Tax Consequences.....................  S-61
Underwriting................................................  S-67
Legal Matters...............................................  S-69
                            PROSPECTUS
About this Prospectus.......................................     1
Where You Can Find More Information.........................     1
Forward-Looking Statements..................................     2
Risk Factors................................................     4
The Company.................................................    14
Use of Proceeds.............................................    14
Earnings to Fixed Charges Ratio.............................    14
Description of Debt Securities..............................    15
Description of Stock........................................    24
Description of Warrants.....................................    27
Description of Depositary Shares............................    29
Description of Stock Purchase Contracts and Stock Purchase
  Units.....................................................    31
Plan of Distribution........................................    32
Legal Matters...............................................    33
Experts.....................................................    33

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This document is in two parts. The first is this prospectus supplement, which describes the specific terms of this Equity Units offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

     If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

     Unless we have indicated otherwise, references in this prospectus supplement and the accompanying prospectus to "NRG," "we," "us" and "our" or similar terms are to NRG Energy, Inc. and its consolidated subsidiaries.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by, and should be read together with, the more detailed information and financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus. Unless otherwise indicated, all of the following information assumes that the underwriters have not exercised their option to purchase up to an additional 1,500,000 Corporate Units within 30 days of the date of this prospectus supplement.

                                NRG ENERGY, INC.

     NRG Energy, Inc. is a leading global energy company primarily engaged in the acquisition, development, ownership and operation of power generation facilities and the sale of energy, capacity and related products. We believe we are one of the three largest independent power generation companies in the United States and the fifth largest independent power generation company in the world, measured by our net ownership interest in power generation facilities. We own all or a portion of 66 generation projects, including projects under construction, that have a total generating capacity of 27,551 megawatts ("MW"); our current net ownership interest in those projects is 16,704 MW, of which 13,145 MW are located in the United States. In addition, we are actively pursuing the acquisition and development of additional generation projects.

     As the following table illustrates, we have grown significantly during recent years, primarily as a result of our success in acquiring domestic power generation facilities:

                                       YEAR ENDED DECEMBER 31,
                               ---------------------------------------   COMPOUND ANNUAL
                                1997      1998       1999       2000       GROWTH RATE
                               -------   -------   --------   --------   ---------------
Net Ownership Interest (in MW
  at end of period, including
  projects under
  construction)..............    2,637     3,300     10,990     15,007          78.5%
Operating Income (in
  thousands).................  $18,109   $57,012   $109,520   $573,073         216.3%
EBITDA (in thousands)(1).....  $39,790   $82,711   $161,516   $692,548         159.2%
Net Income (in thousands)....  $21,982   $41,732   $ 57,195   $182,935         102.7%
Earnings Per Share...........  $   .15   $   .28   $    .39   $   1.10          94.3%

---------------

(1) EBITDA is the sum of income (loss) before income taxes, interest expense (net of capitalized interest) and depreciation and amortization expense. EBITDA is a measure of financial performance not defined under generally accepted accounting principles, which you should not consider in isolation or as a substitute for net income, cash flows from operations or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. In addition, EBITDA may not be comparable to similarly titled measures presented by other companies and could be misleading because all companies and analysts do not calculate it in the same fashion.

     We intend to continue our growth through a combination of targeted acquisitions in selected core markets, the expansion or repowering of existing facilities and the development of new greenfield projects. We have signed agreements to acquire an additional 5,704 MW of net ownership interest in existing generation projects and have scheduled expansion, repowering or greenfield generation projects that would add 5,515 MW of net ownership interest. To prepare for these expansion, repowering and greenfield development opportunities, we have agreed to purchase 22 turbine generators from General Electric Company and two turbine generators from Siemens Westinghouse over a five-year period commencing in 2002. These new turbines, which we expect to install at domestic facilities, will have a combined nominal generating capacity of approximately 4,640 MW. In addition, we have on order three General Electric turbines with a combined nominal capacity of approximately 740 MW scheduled for delivery in January 2002, which we expect to install in facilities outside of the United States. We have also acquired the right to purchase an additional 24 General Electric turbines and an additional three Siemens Westinghouse turbines through our acquisition of assets from LS Power, LLC. These turbines have a combined nominal generating capacity of approximately 4,306 MW. All but 1,993 MW of the turbines we have on order have been allocated to our current, identified expansion, repowering or greenfield development projects.

     We have also expanded our power marketing activities, which allow us to optimize the value of our power generation assets and enable us to better meet our customers' energy requirements. By linking our power generation capabilities and access to fuel supplies with our power marketing and risk management expertise, we believe that we can secure favorable pricing for our fuel purchases and power sales.

     In addition to our power generation projects and power marketing activities, we also have interests in district heating and cooling systems and steam transmission operations. We also believe we are one of the largest landfill gas generation companies in the United States, extracting methane from landfills to generate electricity.

     We were established in 1989 and are a majority-owned subsidiary of Xcel Energy Inc. Our headquarters and principal executive offices are located at 901 Marquette Avenue, Suite 2300, Minneapolis, Minnesota 55402-3265.

                                    STRATEGY

     Our vision is to be a well-positioned, top three generator of power in selected core markets. Central to this vision is the pursuit of a well-balanced generation business that is diversified in terms of geographic location, fuel type and dispatch level. Currently, approximately 79% of our net generation capacity is located in the United States in four core markets: our Northeast, South Central and West Coast regions, and our recently added North Central region. Upon completion of our pending project acquisitions from Conectiv, we intend to add a Mid-Atlantic region as our fifth core market. With our diversified asset base, we seek to have generating capacity available to back up any given facility during its outages, whether planned or unplanned, while having ample resources to take advantage of peak power market price opportunities and periods of constrained availability of generating capacity, fuels and transmission.

     The following charts illustrate our diversity in terms of net MW currently in operation or under construction:

                              Geographic Location

U.S.                                                     EUROPE                     AUSTRALIA                     OTHER
----                                                     ------                     ---------                     -----
79                                                        7.00                        12.00                       2.00

                               Primary Fuel Type

COAL                                                       GAS                         OIL                        OTHER
----                                                       ---                         ---                        -----
34                                                        43.00                       21.00                       2.00

                                 Dispatch Level

PEAKING                                                                 INTERMEDIATE                        BASE-LOAD
-------                                                                 ------------                        ---------
28                                                                         31.00                              41.00

     Our strategy is to capitalize on our acquisition, development and operating skills to build a balanced, global portfolio of power generation assets. We intend to implement this strategy by continuing an aggressive acquisition program and accelerating our development of existing site expansion projects and greenfield projects. We believe that our operational skills and experience give us a strong competitive position in the unregulated generation marketplace.

     Domestic. The table that follows summarizes our domestic power generation operations in our core markets and our pending acquisitions, and planned greenfield and expansion projects. In addition to the primary fuels listed below, 4,314 MW of our current and pending domestic facilities can run on more than one fuel source.

                                                                                       TOTAL        OUR NET
                                                                                      CAPACITY     OWNERSHIP
UNITED STATES REGIONS                    STATES OF OPERATION        PRIMARY FUELS       (MW)     INTEREST (MW)
---------------------                 --------------------------  -----------------   --------   -------------
Existing
  Northeast.........................     Connecticut, Maine,      Gas, Coal and Oil     7,661        7,210
                                      Massachusetts, New Jersey,
                                      New York, and Pennsylvania
  South Central.....................  Louisiana, Oklahoma, Texas    Gas and Coal        4,516        2,942
                                           and Mississippi
  West Coast........................          California            Gas and Coal        3,117        1,569
  North Central.....................           Illinois                  Gas            1,518        1,343
                                                                                      -------      -------
    Total Existing Domestic.........                                                   16,812       13,064
                                                                                      =======      =======
Pending and Planned Projects
  Northeast.........................         Connecticut          Gas, Oil and Coal     1,591        1,591
  South Central.....................  Texas, Louisiana, Florida          Gas            3,508        3,039
                                           and Mississippi
  West Coast........................    Nevada and California     Coal, Oil and Gas     2,148        1,087
  North Central.....................           Illinois                  Gas            1,752        1,752
  Mid-Atlantic......................   Pennsylvania, Maryland,    Coal, Oil and Gas     5,062        1,875
                                       Delaware and New Jersey                        -------      -------
    Total Pending and Planned
      Domestic......................                                                   14,061        9,344
                                                                                      =======      =======

     International. We are presently focusing our international development and acquisition activities in Europe, Australia and Latin America. In the future, we will consider other areas that are consistent with our strategy. The table that follows describes our existing and pending international power generation operations.

                                                                                        TOTAL       OUR NET
                                                                                       CAPACITY    OWNERSHIP
GLOBAL MARKETS                          COUNTRIES OF OPERATION      PRIMARY FUELS        (MW)     INTEREST(MW)
--------------                          -----------------------   ------------------   --------   ------------
Existing
  Australia...........................         Australia          Coal, Landfill Gas    4,947        2,081
                                                                     and Methane
  Europe..............................  Czech Republic, Germany      Gas and Coal       2,642        1,223
                                          and United Kingdom
  Latin America.......................    Bolivia, Brazil and     Hydro, Gas, Coal,     1,273          226
                                            certain passive       Oil and Geothermal   ------      -------
                                              investments
    Total Existing International......                                                  8,862        3,530
                                                                                       ======      =======
Pending
  Europe..............................    Estonia and Turkey      Oil Shale and Coal    3,757        1,827
                                                                                       ------      -------
    Total Pending International.......                                                  3,757        1,827
                                                                                       ======      =======

     Power Marketing and Fuel Procurement. Our energy marketing subsidiary, NRG Power Marketing, Inc., began operations in 1998 to maximize the utilization of and return from our domestic generation assets and to mitigate the risks associated with those assets. This subsidiary markets energy and energy related commodities, including electricity, natural gas, oil, coal and emission allowances. By using internal resources to acquire fuel for and to market electricity generated by our domestic facilities, we believe we can secure the best pricing available in the markets in which we sell power and enhance our ability to compete. NRG Power Marketing operates within strict limits, selling only our available capacity and not engaging in any speculative activity by selling in excess of what we reasonably believe our facilities are capable of producing or will produce.

                              RECENT DEVELOPMENTS

RECENT AND PENDING ACQUISITIONS, GREENFIELD PROJECTS AND EXPANSION PROJECTS

  Completed

     LS Power. In January 2001, we purchased a 5,633 MW portfolio of operating projects and projects in construction and advanced development that are located primarily in the north central and south central United States from LS Power, LLC, for approximately $708 million. Approximately 1,697 MW are currently in operation or under construction, and we expect that an additional $1,850 million will be required to complete construction of the projects currently under construction or about to commence construction. Each facility employs natural gas-fired, combined-cycle technology. Through December 31, 2005, we also have the opportunity to acquire ownership interests in an additional 3,000 MW of generation projects developed and offered for sale by LS Power and its partners.

     Kaufman. In December 2000, we paid approximately $14 million for a partnership that owns a site and certain other assets relating to a 545 MW natural gas-fired power plant being developed in Kaufman County, Texas. We estimate that an additional $323 million will be required to complete construction of the plant, which is expected to begin commercial operation in 2004.

     Sabine River Works. In December 2000, we purchased a 50% interest in a partnership that owns and will operate a 420 MW natural gas-fired cogeneration plant at a petrochemical facility near Orange, Texas. We paid approximately $15 million for our 50% interest, and we will contribute an additional $47 million in capital to the partnership. The plant is expected to begin commercial operation in the summer of 2001.

     Entrade. In October 2000, we purchased Entrade AG, an energy trading company active in Europe. We paid a cash purchase price of $11 million for the company, and, in addition, we are obligated for up to $12.5 million of deferred, contingent compensation payable to the management of the company. We granted the management group of the company options to purchase, in the aggregate, 50% of the shares of Entrade. These options will be exercisable between the second and third anniversary of our purchase of the company at a price based on the company's book value at closing.

     Flinders Power. In September 2000, we completed our acquisition of the Australian power generation company, Flinders Power. We paid approximately AUD$314.4 million (US$179.2 million as of December 2000) for a 100 year lease of two coal-fired power stations totaling 760 MW, located in Port Augusta, South Australia, and certain other assets.

     Itiquira. In September 2000, we purchased a 25.05% interest in the common stock of Itiquira Energetica S.A., the owner of a concession granted by the Brazilian government to develop, construct, own and operate a 156 MW hydroelectric power generation facility in the state of Mato Grosso, Brazil. We expect our total investment in the project, including the purchase price for acquiring our 25.05% interest and our share of the funds required for development and construction of the project, to be approximately $25 million. We expect the project to begin commercial operation in November 2001 and to be fully operational in March 2002.

     Sterlington. In August 2000, we paid approximately $5 million to purchase a company that had begun development of an approximately 200 MW simple-cycle gas-fired generation facility in Sterlington, Louisiana. We estimate that an additional investment of approximately $68 million will be required to complete construction of the facility. In July 2000, 75 MW of the facility were in operation, with an additional 50 MW operational in December 2000. The remaining 75 MW are expected to be in operation by April 2001.

  Pending

     Conectiv. In January 2000, we executed purchase agreements with subsidiaries of Conectiv to acquire 1,875 MW of coal, gas and oil-fired electric generating capacity and other assets in New Jersey, Delaware, Maryland and Pennsylvania. We will pay approximately $800 million for the assets. We expect the acquisition to close in the second quarter of 2001.

     Narva Power. In August 2000, we signed a Heads of Terms Agreement with Eesti Energia, the Estonian state-owned electric utility, providing for the purchase by us for approximately $65.5 million of a 49% stake in Narva Power, the owner and operator of the oil shale-fired Eesti and Balti power plants, located near Narva, Estonia. The plants have a combined capacity of approximately 2,700 MW. We are working to close the acquisition in the second quarter of 2001.

     North Valmy. In October 2000, we signed an asset purchase agreement to acquire from Sierra Pacific Resources its 50% interest in the 522 MW coal-fired North Valmy Station located in Valmy, Nevada, and a 100% interest in 25 MW of peaking units near the North Valmy Station, for a purchase price of approximately $273 million. Idaho Power, the other 50% owner of the North Valmy Station, has a 180-day right of first refusal to purchase this 50%. The right of first refusal expires in May 2001. In addition, the California legislature recently enacted legislation prohibiting any public utility subject to regulation by the California Public Utilities Commission from selling any generation asset until 2006. This law applies to Sierra Pacific Resources because approximately 10% of its ratepayers are located in California. We are working to have legislation introduced to exempt the North Valmy Station and the peaking units from the application of this law.

     Brazos Valley. In November 2000, we agreed to form a partnership with Avista-STEAG LLC to build, operate and manage a 633 MW natural gas-fired power plant in Fort Bend County, Texas. We expect to own 50% of the project. We estimate that our investment in the project will total approximately $163 million. Construction of the plant is expected to begin in early 2001, with commercial operation expected in February 2003.

     Reid Gardner and Clark. In November 2000, we and Dynegy Inc. executed asset purchase agreements to acquire the 740 MW gas-fired Clark Station and 445 MW of the 605 MW coal-fired Reid Gardner Station, both located near Las Vegas, Nevada. The purchase price is approximately $634 million. Although we are working to close the acquisition during the second quarter of 2001, legislation has been recently introduced in the Nevada legislature that, if passed as introduced, would prohibit the sale of the Reid Gardner and Clark stations. In addition, the Public Utilities Commission of Nevada has commenced a proceeding that could reverse its original requirement that these plants be sold. Finally, we and Dynegy are negotiating to acquire an additional 145 MW of the Reid Gardner Station.

     Bridgeport Harbor and New Haven Harbor. In December 2000, we signed asset purchase agreements to acquire the 585 MW coal-fired Bridgeport Harbor Station and the 466 MW oil and gas-fired New Haven Harbor Station in Connecticut for approximately $325 million. We expect the acquisition to close during the second quarter of 2001.

     Big Cajun I Expansion Project. In December 2000, we began construction on an approximately 240 MW expansion project at the site of our Big Cajun I facility in New Roads, Louisiana. We estimate that the expansion project will cost approximately $83 million and will be completed in July 2001.

     El Segundo Repowering. In December 2000, we and our partner Dynegy Inc. submitted permit applications in respect of a planned repowering of our jointly-owned El Segundo Station in El Segundo, California. The planned repowering would add approximately 621 MW of generating capacity to the facility at a cost of approximately $368 million. Prior to the repowering, approximately 350 MW at the El Segundo Station will be decommissioned. The repowering project has a targeted operation date of June 2003.

     Meriden. In December 2000, we signed a purchase agreement to acquire a 540 MW natural gas-fired generation facility being developed in Meriden, Connecticut, for a purchase price of approximately $25 million. We expect to close the acquisition in the first quarter of 2001. We estimate costs of approximately $384 million to complete construction of the plant, which has a planned commercial operation date of June 2003.

     Audrain. In February 2001, we signed a purchase agreement to acquire an approximately 640 MW natural gas-fired power plant currently under construction in Audrain County, Missouri, from Duke Energy North America LLC. We expect the acquisition to close by the end of the first quarter 2001, with commercial operation of the plant commencing in June 2001. None of the MW numbers given in this prospectus supplement include this facility.

CALIFORNIA

     We own approximately 1,569 MW of net generating capacity in California, which represented approximately 11% of our net MW of operating projects and projects under construction as of December 31, 2000. Due to the acquisition and construction of projects outside of California, we expect that by December 31, 2001, this percentage will decrease to approximately 7% of our net MW of operating projects and projects under construction. Net income from our California assets represented approximately 33% of our net income in 2000, and we expect this percentage will also decrease to approximately 14% of our net income in 2001.

     Our California generation assets consist primarily of our interests in the Crockett and Mt. Poso facilities and a 50% interest in West Coast Power LLC, formed in 1999 with Dynegy Inc. Through the California Power Exchange ("PX") and the California Independent System Operator ("ISO"), the West Coast Power facilities sell power to Pacific Gas and Electric Company ("PG&E"), Southern California Edison Company ("SCE"), and San Diego Gas and Electric Company ("SDG&E"), the three major California investor-owned utilities. Crockett, Mt. Poso and certain of our other California facilities also sell directly to PG&E, SCE and SDG&E. The liquidity crisis faced by both PG&E and SCE, as a result of tight electricity supplies, rising wholesale electric prices and caps on the rates that PG&E and SCE may charge their retail customers, has caused both PG&E and SCE to partially suspend payments to the California PX and the California ISO. Since mid-January, our California facilities have been selling their output primarily to purchasers other than PG&E and SCE. In March 2001, certain affiliates of West Coast Power entered into an agreement with the California Department of Water Resources ("CDWR") pursuant to which these affiliates have agreed to sell up to 1,000 MW to CDWR for the remainder of 2001 and up to 2,300 MW from January 1, 2002 through December 31, 2004.

     Our share of the total amounts owed to our California affiliates by the California PX, the California ISO, and the three major California utilities totaled approximately $217 million as of mid-January, based upon unaudited financial information provided to us by such affiliates. This total amount consists of our share of (a) accounts receivable, which constituted a majority of such total amount, and (b) amounts that are currently treated as "disputed revenues" and are not recorded as accounts receivable in the financial statements of our California affiliates. As of December 31, 2000, our share of the total amounts owed to our California affiliates by the California PX, the California ISO, and the three major California utilities totaled approximately $122 million, consisting of approximately $105 million of accounts receivable and $17 million of disputed revenues, based upon unaudited financial information provided to us by such affiliates. We believe at this time that the amounts that have been recorded as accounts receivable will ultimately be collected in full; however, if some form of financial relief or support is not provided to PG&E and SCE, the collectibility of these receivables will become more questionable in terms of both timing and amount. With respect to disputed revenues, these amounts relate to disputes arising in the ordinary course of business and to disputes that have arisen as a result of the California ISO imposing various revenue caps on the wholesale price of electricity. None of these disputed revenues will be recorded until after the particular issue that caused them to be excluded from the financial statements is resolved.

     Various legislative, regulatory and legal remedies to the liquidity crisis faced by PG&E and SCE have been implemented or are being pursued. Assembly Bill 1X, which authorizes the California Department of Water Resources to enter into contracts for the purchase of electric power through January 1, 2003 and to issue revenue bonds to fund such purchases, was signed into law by the Governor of California on February 1, 2001. Assembly Bill 18X, which provides a framework for the recovery of PG&E and SCE's uncollected expenses for purchasing power for delivery to their retail customers, is currently under consideration in the California legislature.

     The delayed collection of receivables owed to West Coast Power resulted in a covenant default under its credit agreement. West Coast Power is working with its lenders to secure their agreement to forbear exercising their remedies under the credit agreement with respect to such covenant default. While a similar covenant default could be called under our Crockett facility's credit agreement, we are working with the lenders under that agreement to avert a default. Defaults under the Crockett and West Coast Power credit agreements do not trigger defaults under any of our corporate-level financing facilities.

                              THE OFFERING -- Q&A

WHAT ARE THE COMPONENTS OF A CORPORATE UNIT?

     Each Corporate Unit consists of a purchase contract and, initially, $25 aggregate principal amount of our debentures. The debenture that is a component of each Corporate Unit is owned by you, but it will be pledged to us to secure your obligations under the purchase contract. If the debentures are successfully remarketed or a tax event redemption occurs, in each case as described in this prospectus supplement, the applicable ownership interest in the Treasury portfolio will replace the debenture as a component of each Corporate Unit and will be pledged to us to secure your obligations under the purchase contract.

WHAT IS A PURCHASE CONTRACT?

     Each purchase contract underlying an Equity Unit obligates the holder of the purchase contract to purchase, and obligates us to sell, on May 18, 2004, for $25, a fraction of a newly issued share of our common stock equal to the "settlement rate." The settlement rate will be calculated, subject to adjustment under the circumstances set forth in "Description of the Purchase
Contracts -- Anti-dilution Adjustments," as follows:

     - if the applicable market value of our common stock is equal to or greater than the threshold appreciation price of $32.94, the settlement rate will be 0.7590;

     - if the applicable market value of our common stock is less than the threshold appreciation price but greater than the reference price, the settlement rate will be equal to the stated amount divided by the applicable market value; and

     - if the applicable market value is less than or equal to the reference price, the settlement rate will be 0.9259.

     "Applicable market value" means the average of the closing price per share of common stock on each of the twenty consecutive trading days ending on the third trading day immediately preceding May 18, 2004. The "reference price" is $27.00.

     At the option of the holders, a purchase contract may be settled early, in which case 0.7590 shares of common stock will be issued per purchase contract.

WHAT ARE TREASURY UNITS?

     Treasury Units are Equity Units consisting of a purchase contract and a Treasury security. The Treasury security is a zero-coupon U.S. Treasury security with a principal amount of $1,000 that matures on May 17, 2004. The Treasury security that is a component of each Treasury Unit will be owned by the holder of the Treasury Unit, but it will be pledged to us to secure the holders' obligations under the purchase contract.

HOW CAN I CREATE TREASURY UNITS FROM CORPORATE UNITS?

     Unless the Treasury portfolio has replaced the debentures as a component of Corporate Units as a result of a successful remarketing of the debentures or a tax event redemption, each holder of Corporate Units will have the right, at any time on or prior to the fifth business day immediately preceeding May 18, 2004, to substitute for the related debentures held by the collateral agent zero-coupon Treasury securities that mature on May 17, 2004 in a total principal amount at maturity equal to the aggregate principal amount of the debentures for which substitution is being made. This substitution will create Treasury Units, and the applicable debentures will be released to the holder. Because Treasury securities are issued in multiples of $1,000, holders of Corporate Units may make this substitution only in integral multiples of 40 Corporate Units. However, if the Treasury portfolio has replaced the debentures as a component of Corporate Units as a result of a successful remarketing of the debentures or a tax event redemption, holders of Corporate Units may make substitutions only in multiples of 32,000 Corporate Units, at any time on or prior to the second business day immediately preceding May 18, 2004. Holders would also obtain the release of the appropriate applicable ownership interest in the Treasury portfolio rather than a release of the applicable debentures.

HOW CAN I RECREATE CORPORATE UNITS FROM TREASURY UNITS?

     Unless the Treasury portfolio has replaced the debentures as a component of Corporate Units as a result of a successful remarketing of the debentures or a tax event redemption, each holder of Treasury Units will have the right at any time on or prior to the fifth business day immediately preceding May 18, 2004, to substitute debentures for the related Treasury securities held by the collateral agent in an aggregate principal amount of such debentures equal to the aggregate principal amount at stated maturity of the Treasury securities. This substitution would recreate Corporate Units, and the applicable Treasury securities would be released to the holder. Because Treasury securities are issued in integral multiples of $1,000, holders of Treasury Units may make these substitutions only in integral multiples of 40 Treasury Units. If the Treasury portfolio has replaced the debentures as a component of Corporate Units as a result of a successful remarketing of the debentures or a tax event redemption, holders of the Treasury Units may make this substitution at any time on or prior to the second business day immediately preceding May 18, 2004, but using the applicable percentage ownership of the Treasury portfolio instead of debentures and only in integral multiples of 32,000 Treasury Units.

WHAT PAYMENTS AM I ENTITLED TO AS A HOLDER OF CORPORATE UNITS?

     Holders of Corporate Units will be entitled to receive total cash distributions at a rate of 6.50% of the stated amount per year, payable quarterly in arrears. These cash distributions will consist of cumulative distributions on the related debentures or applicable ownership percentage of the Treasury portfolio at the rate of 6.50% of the stated amount per year. Each Corporate Unit has a stated amount of $25. In addition, original issue discount, or OID, will accrue on each related debenture. We are not entitled to defer interest payments.

WHAT PAYMENTS WILL I BE ENTITLED TO IF I CONVERT MY CORPORATE UNITS TO TREASURY UNITS?

     Holders of Treasury Units will not be entitled to receive any cash distributions. However, OID will accrue on each related Treasury security.

WHAT ARE THE PAYMENT DATES FOR THE CORPORATE UNITS?

     The current payments described above in respect of the Corporate Units will be payable quarterly in arrears on February 16, May 16, August 16, and November 16 of each year commencing May 16, 2001. These payments will be payable through and including the earlier of May 18, 2004 or the most recent quarterly payment date on or before any early settlement of the related purchase contracts. Interest payments on the debentures are described below under the questions and answers beginning with "What interest payments will I receive on the debentures?"

WHAT IS REMARKETING?

     The debentures of Corporate Unit holders will be remarketed on the third business day immediately preceding February 17, 2004. The remarketing agent will use its reasonable efforts to obtain a price of approximately 100.5% of the purchase price for the Treasury portfolio. The portion of the proceeds from the remarketing equal to the Treasury portfolio purchase price will be applied to purchase the Treasury portfolio. The Treasury portfolio will be substituted for the debentures and will be pledged to the collateral agent to secure the Corporate Unit holders' obligation to purchase our common stock under the purchase contracts. When paid at maturity, the principal amount of the Treasury portfolio equal to the principal amount of the debentures will automatically be applied to satisfy the Corporate Unit holders' obligations to purchase common stock under the purchase contracts.

     In addition, the remarketing agent may deduct, as a remarketing fee, an amount not exceeding 25 basis points (.25%) of the Treasury portfolio purchase price from any amount of the proceeds in excess of the Treasury portfolio purchase price. The remarketing agent will then remit any remaining portion of the proceeds for the benefit of the holders.

     If the remarketing of the debentures on the third business day preceding February 17, 2004 fails because the remarketing agent cannot obtain a price of at least 100% of the Treasury portfolio purchase price or a condition precedent to the remarketing has not been satisfied, the debentures will continue to be a component of Corporate Units, and another remarketing will be attempted on the third business day immediately preceding May 18, 2004 as described below.

     The debentures of Corporate Unit holders who have failed to notify the purchase contract agent on or prior to the fifth business day before May 18, 2004 of their intention to pay cash in order to satisfy their obligations under the related purchase contracts will be remarketed on the third business day immediately preceding May 18, 2004. In this remarketing, the remarketing agent will use its reasonable efforts to obtain a price of approximately 100.5% of the aggregate principal amount of these debentures. The portion of the proceeds from the remarketing equal to the total principal amount of the debentures will automatically be applied to satisfy in full the Corporate Unit holders' obligations to purchase common stock under the related purchase contracts.

     The remarketing agent will deduct as a remarketing fee an amount not exceeding 25 basis points (.25%) of the aggregate principal amount of the remarketed debentures from any amount of the proceeds in excess of the aggregate principal amount of the remarketed debentures. The remarketing agent will remit any remaining portion of the proceeds for the benefit of the holder.

     If the remarketing of the debentures on the third business day prior to May 18, 2004 fails because the remarketing agent cannot obtain a price of at least 100% of the total principal amount of the debentures or a condition precedent to the remarketing has not been satisfied, we will exercise our rights as a secured party to dispose of the debentures in accordance with applicable law and to satisfy in full, from the proceeds of the disposition, the holder's obligation to purchase common stock under the related purchase contracts.

WHAT IS THE TREASURY PORTFOLIO?

     The Treasury portfolio is a portfolio of zero-coupon U.S. Treasury securities consisting of

     - interest or principal strips of U.S. Treasury securities that mature on or prior to May 17, 2004 in an aggregate amount equal to the principal amount of the debentures included in Corporate Units, and

     - with respect to the scheduled interest payment date on the debentures that occurs on May 18, 2004, in the case of a successful remarketing of the debentures, or with respect to each scheduled interest payment date on the debentures that occurs after the tax event redemption date and on or before May 18, 2004, in the case of a tax event redemption, interest or principal strips of U.S. Treasury securities that mature on or prior to that interest payment date in an aggregate amount equal to the aggregate interest payment that would be due on that interest payment date on the principal amount of the debentures included in Corporate Units assuming no reset of the interest rate on the debentures.

IF I AM NOT A PARTY TO A PURCHASE CONTRACT, MAY I STILL PARTICIPATE IN A REMARKETING OF MY DEBENTURES?

     Holders of debentures that are not components of Corporate Units may elect, in the manner described in this prospectus supplement, to have their debentures remarketed by the remarketing agent.

BESIDES PARTICIPATING IN A REMARKETING, HOW ELSE MAY I SATISFY MY OBLIGATIONS UNDER THE PURCHASE CONTRACTS?

     Holders of Equity Units may satisfy their obligations, or their obligations will be terminated, under the purchase contracts

     - through early settlement by the early delivery of cash to the purchase contract agent in the manner described in this prospectus supplement;

     - in the case of holders of Corporate Units, by settling the related purchase contracts with cash on the business day prior to May 18, 2004 pursuant to prior notification to the purchase contract agent; or

     - without any further action, upon the termination of the purchase contracts as a result of our bankruptcy, insolvency or reorganization.

WHAT INTEREST PAYMENTS WILL I RECEIVE ON THE DEBENTURES?

     Interest payments on the debentures will be payable initially at the annual rate of 6.50% of the principal amount of $25 per debenture to, but excluding, February 17, 2004, or May 18, 2004 if the interest rate is not reset three business days prior to February 17, 2004. Following a reset of the interest rate three business days prior to February 17, 2004 or three business days prior to May 18, 2004, the debentures will bear interest from February 17, 2004, or May 18, 2004, as applicable, at the reset rate to, but excluding, May 16, 2006. In addition, OID will accrue on the debentures.

WHAT ARE THE PAYMENT DATES ON THE DEBENTURES?

     Interest payments will be payable quarterly in arrears on each February 16, May 16, August 16, and November 16, commencing May 16, 2001.

WHEN WILL THE INTEREST RATE ON THE DEBENTURES BE RESET?

     Unless a tax event redemption has occurred, the interest rate on the debentures will be reset on the third business day immediately preceding February 17, 2004. However, if the remarketing of the debentures on the third business day immediately preceding February 17, 2004 results in a failed remarketing, the interest rate will not be reset on that date and instead will be reset on the third business day immediately preceding May 18, 2004.

WHAT IS THE RESET RATE?

     In the case of a reset on the third business day immediately preceding February 17, 2004, the reset rate will be the rate determined by the reset agent as the rate the debentures should bear in order for the debentures included in Corporate Units to have an approximate aggregate market value on the reset date of 100.5% of the Treasury portfolio purchase price. In the case of a reset on the third business day immediately preceding May 18, 2004, the reset rate will be the rate determined by the reset agent as the rate the debentures should bear in order for each debenture to have an approximate market value of 100.5% of the principal amount of the debenture. The reset rate may not exceed the maximum rate permitted by applicable law.

WHEN MAY THE DEBENTURES BE REDEEMED?

     The debentures are redeemable at our option, in whole but not in part, upon the occurrence and continuation of a tax event under the circumstances described in this prospectus supplement. Following any such redemption of the debentures, which we refer to as a tax event redemption, prior to May 18, 2004, investors that own Corporate Units will own the applicable ownership percentage of the Treasury portfolio as a component of their Corporate Units.

WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES RELATED TO THE CORPORATE UNITS, TREASURY UNITS AND DEBENTURES?

     A beneficial owner of Corporate Units or of debentures, if separated from Corporate Units, will be treated as owning an interest in a debt instrument that should be subject to the contingent payment rules. Accordingly, through February 17, 2004, and possibly thereafter, a holder would be required to include in gross income an amount in excess of the interest actually received, regardless of the holder's usual method of tax accounting, and a holder would generally recognize ordinary income or loss, rather than capital gain or loss, on the sale, exchange or disposition of the separate debentures or of the Corporate Units, to the extent such income is allocable to the separate debentures. A beneficial owner of Treasury Units will be required to include in gross income any OID with respect to the Treasury securities as it accrues on a constant yield to maturity basis. If the Treasury portfolio has replaced the debentures as a component of Corporate Units as a result of a successful remarketing of the debentures or a tax event redemption, a beneficial owner of Corporate Units will be required to include in gross income its allocable share of OID on the Treasury portfolio as it accrues on a constant yield to maturity basis.

WHAT ARE THE RIGHTS AND PRIVILEGES OF OUR COMMON STOCK?

     Shares of common stock that you will have the right to purchase under the purchase contracts have one vote per share. In addition to common stock, we have class A common stock, shares of which have 10 votes per share and are convertible on a share-for-share basis into shares of common stock. In all other respects, shares of class A common stock and shares of common stock have identical rights and privileges. All outstanding shares of class A common stock are held by Xcel Energy. For more information, please see the discussion of our common stock and class A common stock in this prospectus supplement under the heading "Risk Factors" and in the accompanying prospectus under the heading "Description of Stock."

WHAT ARE THE USES OF PROCEEDS FROM THE OFFERING?

     We expect to use the net proceeds from the offering of Corporate Units ($242,002,500, or $278,377,500 if the underwriters' over-allotment option is exercised in full) to reduce amounts outstanding under the Bridge Credit Agreement, dated as of January 19, 2001 (the "Bridge Credit Agreement"), among us and affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse First Boston Corporation.

                      THE OFFERING -- EXPLANATORY DIAGRAMS

     The following diagrams demonstrate some of the key features of the purchase contracts, Corporate Units, Treasury Units and the debentures, and the transformation of Corporate Units into Treasury Units and debentures. The hypothetical prices and percentages below are for illustration only. There can be no assurance that the actual prices and percentages will be limited by the range of hypothetical prices and percentages shown. The following diagrams also assume that the debentures are successfully remarketed, the interest rate on the debentures is reset on the third business day immediately preceding February 17, 2004 and early settlement does not apply. For clarity, the following diagrams also use approximate maturity and other dates.

PURCHASE CONTRACT

     Corporate Units and Treasury Units both include a purchase contract under which the investor agrees to purchase shares of our common stock at the end of three years.

                             [Common Stock Graphs]
---------------

(1) For each of the percentage categories shown, the percentage of shares to be delivered at maturity to an investor in a Corporate Unit or Treasury Unit is determined by dividing (a) the related number of shares to be delivered, as indicated in the footnote for each category, by (b) an amount equal to $25, the stated amount, divided by the reference price.

(2) If the applicable market value of our common stock is less than or equal to $27.00, the number of shares to be delivered will be calculated by dividing the stated amount by the reference price. The "applicable market value" means the average of the closing price per share of common stock on each of the twenty consecutive trading days ending on the third trading day immediately preceding May 18, 2004.

(3) If the applicable market value of our common stock is between $27.00 and $32.94, the number of shares to be delivered will be calculated by dividing the stated amount by the applicable market value.

(4) If the applicable market value of our common stock is greater than or equal to $32.94, the number of shares to be delivered will be calculated by dividing the stated amount by the threshold appreciation price.

(5) The "reference price" is $27.00.

(6) The "threshold appreciation price" is equal to $32.94.

CORPORATE UNITS

     A Corporate Unit consists of two components as described below:

                                    [Charts]

     - The investor owns the debenture but will pledge it to us to secure its obligations under the purchase contract.

     - Following the remarketing of the debentures, the applicable ownership percentage in the Treasury portfolio will replace the debenture as a component of the Corporate Unit.

TREASURY UNITS

     A Treasury Unit consists of two components as described below:

     [Chart]

     - The investor owns the Treasury security but will pledge it to us to secure its obligations under the purchase contract.

DEBENTURES

     Debentures have the terms described below:

                                    [Chart]

TRANSFORMING CORPORATE UNITS INTO TREASURY UNITS AND DEBENTURES

     - To create a Treasury Unit, the investor separates a Corporate Unit into its components -- the purchase contract and the debenture -- and then combines the purchase contract with a zero coupon Treasury security that matures concurrently with the maturity of the purchase contract.

     - The investor owns the Treasury security but will pledge it to us to secure its obligations under the purchase contract.

     - The Treasury security together with the purchase contract constitute a Treasury Unit. The debenture, which is no longer a component of the Corporate Unit, is tradeable as a separate security.

                                  [Flow Chart]

     - Following the remarketing of the debentures or a tax event redemption, upon the transformation of a Corporate Unit into a Treasury Unit the applicable ownership percentage in the Treasury portfolio, rather than the debenture, will be released to the holder and will trade separately.

     - The investor can also transform Treasury Units and debentures into Corporate Units. Following that transformation, the Treasury security, which is no longer a component of the Treasury Unit, is tradeable as a separate security.

     - The transformation of Corporate Units into Treasury Units and debentures, and the transformation of Treasury Units and debentures into Corporate Units, requires certain minimum amounts of securities, as more fully provided in this prospectus supplement.

CONCURRENT COMMON STOCK OFFERING

     Concurrently with this offering of Equity Units, we are offering (by a separate prospectus supplement) 16,000,000 shares of common stock. The common stock will be offered at a price of $27.00 per share, and we expect to close that offering at the same time this offering is closed.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

     The summary historical financial data set forth below as of December 31, 1998, 1999 and 2000, and for the years then ended have been derived from our audited consolidated financial statements. All dollar amounts, except earnings per share amounts, are set forth in thousands.

                                                                YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------
                                                           1998          1999          2000
                                                        ----------    ----------    -----------
CONSOLIDATED STATEMENTS OF INCOME DATA:
Revenues from majority-owned operations...............  $  100,424    $  432,518    $ 2,018,622
Equity in earnings of unconsolidated affiliates.......      81,706        67,500        139,364
                                                        ----------    ----------    -----------
Total operating revenues and equity earnings..........     182,130       500,018      2,157,986
Operating costs and expenses..........................    (125,118)     (390,498)    (1,584,913)
                                                        ----------    ----------    -----------
Operating income......................................      57,012       109,520        573,073
Other income (expense)(1).............................       9,379        14,970         (3,478)
Interest expense......................................     (50,313)      (93,376)      (293,922)
Income tax benefit (expense)(2).......................      25,654        26,081        (92,738)
                                                        ----------    ----------    -----------
Net income............................................  $   41,732    $   57,195    $   182,935
                                                        ----------    ----------    -----------
Earnings per share -- basic...........................  $      .28    $      .39    $      1.10
Earnings per share -- diluted.........................  $      .28    $      .39    $      1.10
Weighted average shares outstanding -- basic..........     147,605       147,605        165,861
Weighted average shares outstanding -- diluted........     147,605       147,605        166,989

                                                                  AS OF DECEMBER 31,
                                                        ---------------------------------------
                                                           1998          1999          2000
                                                        ----------    ----------    -----------
CONSOLIDATED BALANCE SHEET DATA:
Net property, plant and equipment.....................  $  204,729    $1,975,403    $ 4,041,668
Net equity investments in projects....................     800,924       932,591        973,261
Total assets..........................................   1,293,426     3,431,684      5,978,992
Long-term recourse debt, including current
  maturities..........................................     505,550       915,000      1,503,896
Long-term non-recourse debt, including current
  maturities..........................................     120,926     1,056,860      2,293,422
Stockholders' equity..................................     579,332       893,654      1,462,088

                                                        AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                        ------------------------------------------
                                                           1998           1999            2000
                                                        -----------    -----------    ------------
OTHER DATA:
Consolidated EBITDA(3)................................  $   82,711     $  161,516     $   692,548
Total debt to total capitalization ratio..............        52.0%         72.4%            72.2%
Ratio of recourse debt to recourse debt and equity....        46.6%         58.4%            50.8%
Consolidated interest expense coverage ratio(4).......       1.64x          1.72x           2.36x
Ratio of earnings to fixed charges(5)(6)..............          --          1.04x           1.77x
Power generating capacity (MW), net...................       3,300         10,990          15,007

---------------
(1) Includes pretax charges of $26.7 million, $0 and $3.9 million in the years 1998, 1999 and 2000, respectively, to write-down the carrying value of certain energy projects. These amounts also include the gain on sale of our interest in projects of $30.0 million in 1998, $15.5 million in 1999 and $1.8 million in 2000.

(2) We have been included in the consolidated federal income tax and state franchise tax returns of Xcel Energy. We have calculated our tax position on a separate company basis under a tax sharing agreement with Xcel Energy and received payment from Xcel Energy for tax benefits and paid Xcel Energy for tax liabilities. Although this practice will not continue in the future, we do not expect that this will have a material adverse effect on our earnings.

(3) EBITDA is the sum of income (loss) before income taxes, interest expense (net of capitalized interest) and depreciation and amortization expense. EBITDA is a measure of financial performance not defined under generally accepted accounting principles, which you should not consider in isolation or as a substitute for net income, cash flows from operations or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. In addition, EBITDA may not be comparable to similarly titled measures presented by other companies and could be misleading because all companies and analysts do not calculate it in the same fashion.

(4) This coverage ratio equals EBITDA divided by interest expense.

(5) The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose "earnings" means income (loss) before income taxes less undistributed equity in our share of operating earnings of unconsolidated affiliates less equity in gain from project termination settlements plus cash distributions from project termination settlements plus fixed charges. "Fixed charges" means interest expense plus interest capitalized plus amortization of debt issuance costs plus one-third of our annual rental expense, which the Securities and Exchange Commission defines as a reasonable approximation of rental expense interest.

(6) Due primarily to undistributed equity from unconsolidated affiliates, earnings did not cover fixed charges by $7.3 million for the year ended December 31, 1998.

                                  RISK FACTORS

     Before purchasing the Equity Units you should carefully consider the following risk factors as well as the other information contained in this prospectus supplement, the accompanying prospectus and the information incorporated by reference in order to evaluate an investment in the Equity Units.

     THE RECENT POWER AND LIQUIDITY CRISES FACED BY THE UTILITIES IN CALIFORNIA POSE A NUMBER OF RISKS TO OUR BUSINESS.

     Please see the discussion under the heading "Prospectus Supplement
Summary -- Recent Developments -- California" beginning on page S-6. Please also see the discussion under the heading "Business -- Legal Proceedings" for a description of certain lawsuits that have been filed against us and other power generators and power traders alleging collusion in the driving up of energy prices.

     YOU ASSUME THE RISK THAT THE MARKET VALUE OF OUR COMMON STOCK MAY DECLINE.

     Although as a holder of Equity Units you will be the beneficial owner of the related debentures, Treasury portfolio or Treasury securities, as the case may be, you do have an obligation pursuant to the purchase contract to buy our common stock. Prior to May 18, 2004, unless you pay cash to satisfy your obligation under the purchase contract or the purchase contracts are terminated due to our bankruptcy, insolvency or reorganization, either the principal of the appropriate applicable ownership interest of the Treasury portfolio when paid at maturity or the proceeds derived from the remarketing of the debentures, in the case of Corporate Units, or the principal of the related Treasury securities when paid at maturity, in the case of Treasury Units, will automatically be used to purchase a specified number of shares of our common stock on your behalf. The market value of the common stock received by you on May 18, 2004 may not be equal to or greater than the effective price per share of $27.00 paid by you for our common stock on the date of this prospectus supplement. If the applicable market value of the common stock is less than $27.00, the aggregate market value of the common stock issued to you pursuant to each purchase contract on May 18, 2004 will be less than the effective price per share paid by you for the common stock on the date of this prospectus supplement. Accordingly, you assume the risk that the market value of the common stock may decline, and that the decline could be substantial.

     THE OPPORTUNITY FOR EQUITY APPRECIATION PROVIDED BY AN INVESTMENT IN THE EQUITY UNITS IS LESS THAN THAT PROVIDED BY A DIRECT INVESTMENT IN OUR COMMON STOCK.

     Your opportunity for equity appreciation afforded by investing in the Equity Units is less than your opportunity for equity appreciation if you directly invested in our common stock. This opportunity is less because the market value of the common stock to be received by you pursuant to the purchase contract on May 18, 2004 (assuming that the market value is the same as the applicable market value of the common stock) will only exceed the effective price per share of $27.00 paid by you for our common stock on the date of this prospectus supplement if the applicable market value of the common stock exceeds the threshold appreciation price (which represents an appreciation of approximately 22% over $27.00). This situation occurs because in this event, you would receive on May 18, 2004 only approximately 82% (the percentage equal to $27.00 divided by the threshold appreciation price) of the shares of common stock that you would have received if you had made a direct investment in the common stock on the date of this prospectus supplement.

     THE TRADING PRICES FOR THE EQUITY UNITS WILL BE DIRECTLY AFFECTED BY THE TRADING PRICES FOR OUR COMMON STOCK.

     The trading prices of Corporate Units and Treasury Units in the secondary market will be directly affected by the trading prices of our common stock, the general level of interest rates and our credit quality. It is impossible to predict whether the price of the common stock or interest rates will rise or fall. Trading prices of the common stock will be influenced by our operating results and prospects and by economic, financial and other factors. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally, and sales of substantial amounts of common stock by us in the market after the offering of the Equity Units, or the perception that such sales could occur, could affect the price of our common stock. Fluctuations in interest rates may give rise to arbitrage opportunities based upon changes in the relative value of the common stock underlying the purchase contracts and of the other components of the Equity Units. Any such arbitrage could, in turn, affect the trading prices of the Corporate Units, Treasury Units, debentures and common stock.

     OUR COMMON STOCK HAS LIMITED VOTING POWER, AND WE ARE CONTROLLED BY XCEL ENERGY. XCEL ENERGY MAY NOT ALWAYS EXERCISE ITS CONTROL IN A WAY THAT BENEFITS OUR PUBLIC STOCKHOLDERS.

     Our common stock entitles its holders to one vote for each share, and our class A common stock entitles its holders to ten votes for each share. Following this offering, Xcel Energy will hold approximately 75% of our outstanding common stock and class A common stock on a combined basis and 97% of the total voting power of our common stock and our class A common stock on a combined basis. Accordingly, without the approval of the holders of our common stock, Xcel Energy will be able to control the vote on all matters submitted to a vote of the stockholders and in particular be able to elect all our directors, amend our certificate of incorporation or effect a merger, sale of assets, or other major corporate transaction, defeat any non-negotiated takeover attempt, determine the amount and timing of dividends paid on common stock, and otherwise control our management and operations and the outcome of all matters submitted for a stockholder vote. In circumstances involving a conflict of interest between Xcel Energy, as the controlling stockholder, on the one hand, and our other stockholders on the other, we can offer no assurance that Xcel Energy would not exercise its power to control us in a manner that would benefit Xcel Energy to the detriment of our other stockholders.

     In addition, Xcel Energy may enter into credit agreements, indentures or other contracts which limit the activities of its subsidiaries. While we would not likely be contractually bound by these limitations, Xcel Energy would likely cause its representatives on our board to direct our business so as not to breach any of these agreements.

     WE MAY RECAPITALIZE OUR EQUITY SECURITIES TO FACILITATE A DISTRIBUTION OF XCEL ENERGY'S SHARES OF OUR CLASS A COMMON STOCK AND OUR FUTURE FINANCING NEEDS.

     Following the concurrent common stock offering, it will be more difficult for Xcel Energy to effect a distribution of its ownership interest in us to its stockholders on a tax-free basis. We believe such a distribution and the resulting elimination of a single controlling stockholder would be perceived favorably by the financial markets and would expand our available financing alternatives, increasing our ability to finance the acquisition and construction of additional power generation assets. As it is unlikely that Xcel Energy would make such a distribution unless it could be done in a tax-free manner, we may have to effect a recapitalization of NRG to facilitate such a distribution. Following such a distribution by Xcel Energy, we may have two publicly traded classes of common stock with unequal voting power and differing market prices and trading markets.

     IF YOU HOLD EQUITY UNITS, YOU WILL NOT BE ENTITLED TO ANY RIGHTS WITH RESPECT TO OUR COMMON STOCK, BUT YOU WILL BE SUBJECT TO ALL CHANGES MADE WITH RESPECT TO OUR COMMON STOCK.

     If you hold Equity Units, you will not be entitled to any rights with respect to the common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on the common stock), but you will be subject to all changes affecting the common stock. You will only be entitled to rights on the common stock if and when we deliver shares of common stock in exchange for Equity Units on May 18, 2004, or as a result of early settlement, as the case may be, and the applicable record date, if any, for the exercise of rights occurs after that date. For example, in the event that an amendment is proposed to our certificate of incorporation or by-laws in connection with a recapitalization of NRG and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

     WE MAY ISSUE ADDITIONAL SHARES OF COMMON STOCK AND THEREBY MATERIALLY AND ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK.

     The number of shares of common stock that you are entitled to receive on May 18, 2004 or as a result of early settlement of a purchase contract, is subject to adjustment for certain events arising from stock splits and combinations, stock dividends and certain other actions by us that modify our capital structure. We will not adjust the number of shares of common stock that you are to receive on May 18, 2004, or as a result of early settlement of a purchase contract for other events, including offerings of common stock for cash by us or in connection with acquisitions. We are not restricted from issuing additional common stock during the term of the purchase contracts and have no obligation to consider your interests for any reason. If we issue additional shares of common stock, it may materially and adversely affect the price of our common stock and, because of the relationship of the number of shares to be received on May 18, 2004 to the price of the common stock, such other events may adversely affect the trading price of Corporate Units or Treasury Units.

     THE SECONDARY MARKET FOR THE EQUITY UNITS MAY BE ILLIQUID.

     It is not possible to predict how Corporate Units, Treasury Units or debentures will trade in the secondary market or whether the market will be liquid or illiquid. There is currently no secondary market for either our Corporate Units or our Treasury Units. The Corporate Units have been approved for listing on the NYSE. If the Treasury Units or the debentures are separately traded to a sufficient extent that applicable exchange listing requirements are met, we will try to list the debentures or the Treasury Units on the same exchange as the Corporate Units. There can be no assurance as to the liquidity of any market that may develop for the Corporate Units, the Treasury Units or the debentures, your ability to sell these securities or whether a trading market, if it develops, will continue. In addition, in the event you were to substitute Treasury securities for debentures or debentures for Treasury securities, thereby converting your Treasury Units to Corporate Units or your Corporate Units to Treasury Units, as the case may be, the liquidity of Corporate Units or Treasury Units could be adversely affected. There can be no assurance that the Corporate Units will not be delisted from the NYSE or that trading in the Corporate Units will not be suspended as a result of your election to create Treasury Units by substituting collateral, which could cause the number of Corporate Units to fall below the requirement for listing securities on the NYSE that at least 1,000,000 Corporate Units be outstanding at any time.

     YOUR RIGHTS TO THE PLEDGED SECURITIES WILL BE SUBJECT TO OUR SECURITY INTEREST.

     Although you will be the beneficial owner of the related debentures, Treasury securities or Treasury portfolio, as applicable, those securities will be pledged to The Chase Manhattan Bank, as the collateral agent, to secure your obligations under the related purchase contracts. Thus, your rights to the pledged securities will be subject to our security interest. Additionally, notwithstanding the automatic termination of the purchase contracts in the event that we become the subject of a case under the U.S. Bankruptcy Code, the delivery of the pledged securities to you may be delayed by the imposition of the automatic stay of Section 362 of the Bankruptcy Code.

     WE MAY REDEEM THE DEBENTURES UPON THE OCCURRENCE OF A TAX EVENT.

     We have the option to redeem the debentures, on not less than 30 days or more than 60 days' prior written notice, in whole but not in part, at any time before May 16, 2006 if a tax event occurs and continues under the circumstances described in this prospectus supplement. If we exercise this option, we will redeem the debentures at the redemption price plus accrued and unpaid interest, if any. If we redeem the debentures, we will pay the redemption price in cash to the holders of the debentures. If the tax event redemption occurs before May 18, 2004, the redemption price payable to you as a holder of Corporate Units will be distributed to the collateral agent, who in turn will apply an amount equal to the redemption price to purchase the Treasury portfolio on your behalf, and will remit the remainder of the redemption price to the holder, and the Treasury portfolio will be substituted for the debentures as collateral to secure your obligations under the purchase contracts related to the Corporate Units. If your debentures are not components of Corporate Units, you will receive redemption payments directly. There can be no assurance as to the impact on the market prices for the Corporate Units if we substitute the Treasury portfolio as collateral in place of any debentures so redeemed. A tax event redemption will be a taxable event to the holders of the debentures.

     THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE EQUITY UNITS ARE UNCLEAR.

     No statutory, judicial or administrative authority directly addresses the treatment of the Equity Units or instruments similar to the Equity Units for United States federal income tax purposes. As a result, the United States federal income tax consequences of the purchase, ownership and disposition of Equity Units are not entirely clear. In addition, any gain on the disposition of a debenture prior to the purchase contract settlement date generally will be treated as ordinary interest income; thus, the ability to offset such interest income with a loss, if any, on a purchase contract may be limited. For additional tax related risks, see "Prospectus Supplement Summary -- The
Offering -- Q & A."

     THE PURCHASE CONTRACT AGREEMENT WILL NOT BE QUALIFIED UNDER THE TRUST INDENTURE ACT AND THE OBLIGATIONS OF THE PURCHASE CONTRACT AGENT ARE LIMITED.

     The purchase contract agreement between us and the purchase contract agent will not be qualified as an indenture under the Trust Indenture Act of 1939 and the purchase contract agent will not be required to qualify as a trustee under the Trust Indenture Act. Thus, you will not have the benefit of the protection of the Trust Indenture Act with respect to the purchase contract agreement or the purchase contract agent. The debentures constituting a part of the Corporate Units will be issued pursuant to the indenture, which will be qualified under the Trust Indenture Act. Accordingly, if you hold Equity Units, you will not have the benefit of the protections of the Trust Indenture Act other than to the extent applicable to a debenture included in a Corporate Unit. The protections generally afforded the holder of a security issued under an indenture that has been qualified under the Trust Indenture Act include

     - disqualification of the indenture trustee for "conflicting interests," as defined under the Trust Indenture Act;

     - provisions preventing a trustee that is also a creditor of the issuer from improving its own credit position at the expense of the security holders immediately prior to or after a default under such indenture; and

     - the requirement that the indenture trustee deliver reports at least annually with respect to certain matters concerning the indenture trustee and the securities.

     BECAUSE THE DEBENTURES WILL BE ISSUED WITH ORIGINAL ISSUE DISCOUNT, YOU WILL HAVE TO INCLUDE INTEREST IN YOUR TAXABLE INCOME BEFORE YOU RECEIVE CASH.

     The debentures will be issued with original issue discount for United States federal income tax purposes. Original issue discount will accrue from the issue date of the debentures and will be included in your gross income for United States federal income tax purposes before you receive a cash payment to which the income is attributable.

     THE TRADING PRICE OF THE DEBENTURES MAY NOT FULLY REFLECT THE VALUE OF THEIR ACCRUED BUT UNPAID INTEREST.

     The debentures may trade at a price that does not fully reflect the value of their accrued but unpaid interest. If you dispose of your debentures between record dates for interest payments, you will be required to include in gross income the daily portions of original issue discount through the date of disposition in income as ordinary income, and to add this amount to your adjusted tax basis in the debentures disposed of. To the extent the selling price is less than your adjusted tax basis, you will recognize a loss.

     OUR CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS, AND SEVERAL OTHER FACTORS, COULD LIMIT ANOTHER PARTY'S ABILITY TO ACQUIRE US AND COULD DEPRIVE YOU OF THE OPPORTUNITY TO OBTAIN A TAKEOVER PREMIUM FOR YOUR SHARES OF COMMON STOCK.

     A number of provisions that are in our certificate of incorporation and bylaws will make it difficult for another company to acquire us and for you to receive any related takeover premium for your shares. For example, our certificate of incorporation allows our board of directors to issue up to 200,000,000 preferred shares without a stockholder vote and provides that stockholders may not act by written consent and may not call a special meeting. In addition, our capital structure may deter a potential change in control, because our voting power is concentrated in our class A common stock.

     FOLLOWING THIS OFFERING, WE WILL NO LONGER BE A MEMBER OF XCEL ENERGY'S CONSOLIDATED TAX GROUP FOR INCOME TAX PURPOSES, AND WE WILL NO LONGER BE ELIGIBLE TO RECEIVE A CASH REIMBURSEMENT FROM XCEL ENERGY FOR CERTAIN TAX BENEFITS.

     Following this offering, Xcel Energy will own equity securities representing less than 80% of our value, and we will no longer be a member of Xcel Energy's consolidated tax group for United States federal income tax purposes. Therefore, we will no longer be eligible to receive a cash reimbursement from Xcel Energy for any tax assets that we may generate, and, if in any given year our income is insufficient, we may not be able to utilize immediately all of the tax benefits we generate. We believe that deconsolidating from Xcel Energy and filing a separate consolidated income tax return will not have a material adverse effect on our earnings.

                                USE OF PROCEEDS

     Our net proceeds from the sale of the Corporate Units in this offering (after deducting underwriting discounts and commissions and estimated offering expenses) will be $242,002,500 ($278,377,500 if the underwriters' over-allotment option is exercised in full). We expect to use the net proceeds from the offering of Corporate Units to reduce amounts outstanding under the Bridge Credit Agreement. At March 1, 2001, we had outstanding advances under the Bridge Credit Agreement of $600 million, which advances have a final maturity date of December 31, 2001. At March 1, 2001, the weighted average interest rate of such outstanding advances was 6.05% per annum. The proceeds from the Bridge Credit Agreement were used to fund the purchase price of the LS Power generation assets, which we purchased in January 2001.

     Concurrently with this offering, we are offering 16,000,000 shares of our common stock. Neither offering is contingent upon the closing of the other offering. Our net proceeds from the sale of common stock in the concurrent offering (after deducting underwriting discounts and commissions and estimated offering expenses) will be $411,982,500 ($473,854,500 if the underwriters' over-allotment option is exercised in full). We expect to use the net proceeds from the offering of common stock to repay all remaining amounts outstanding under the Bridge Credit Agreement. The remaining net proceeds will be used for general corporate purposes, which may include funding of capital expenditures and potential acquisitions, the development and construction of new facilities and additions to working capital.

                                 CAPITALIZATION

     Capitalization is the amount invested in a company and is a common measurement of a company's size. The table below shows our cash position and capitalization as of December 31, 2000:

     - on an actual basis;

     - on an adjusted basis to reflect borrowings under the Bridge Credit Agreement; and

     - on an adjusted basis to give effect to the sale of 10,000,000 Corporate Units offered by this prospectus supplement and the 16,000,000 shares of our common stock at an offering price of $27.00 per share in the concurrent offering and the application of the net proceeds from these sales, including the repayment of amounts borrowed under our Bridge Credit Agreement, after deducting underwriting discounts and commissions and estimated offering expenses.

     The table below does not reflect options to purchase approximately 4,217,000 shares of our common stock issuable under stock options granted to employees and non-employee directors under the NRG 2000 Long-Term Incentive Compensation Plan. All amounts are set forth in thousands.

                                                                     DECEMBER 31, 2000
                                                      ------------------------------------------------
                                                                    AS ADJUSTED FOR
                                                                     BRIDGE CREDIT     AS ADJUSTED FOR
                                                        ACTUAL         AGREEMENT        THE OFFERINGS
                                                      ----------    ---------------    ---------------
Cash and cash equivalents...........................  $   95,243      $   95,243         $  141,228
                                                      ==========      ==========         ==========
Current portion of long-term debt...................     146,469         146,469            146,469
Short-term debt:
  Non-recourse(1)...................................          --              --                 --
  Recourse(2).......................................       8,000         608,000                 --
Long-term debt
  Non-recourse(1)...................................   2,146,953       2,146,953          2,146,953
  Recourse(2).......................................   1,503,896       1,503,896          1,503,896
  Senior debentures 6.50% (NRG Equity Units)........          --              --            246,452
Stockholders' equity:
  Preferred stock...................................          --              --                 --
  Common stock......................................         324             324                484
  Class A common stock..............................       1,476           1,476              1,476
  Additional paid-in capital........................   1,233,833       1,233,833          1,649,204
  Retained earnings.................................     370,145         370,145            370,145
  Accumulated other comprehensive income
     (loss)(3)......................................    (143,690)       (143,690)          (143,690)
                                                      ----------      ----------         ----------
  Total stockholders' equity........................   1,462,088       1,462,088          1,877,619
                                                      ----------      ----------         ----------
          Total capitalization......................  $5,267,406      $5,867,406         $5,921,389
                                                      ==========      ==========         ==========

---------------
(1) Non-recourse debt is indebtedness incurred by a subsidiary for which there is no recourse to NRG for repayment.

(2) Recourse debt is a direct corporate-level obligation of NRG.

(3) Represents cumulative currency translation adjustments related to various international projects.

                                    BUSINESS

     We are a leading global energy company primarily engaged in the acquisition, development, ownership and operation of power generation facilities and the sale of energy, capacity and related products. We believe we are one of the three largest independent power generation companies in the United States and the fifth largest independent power generation company in the world, measured by our net ownership interest in power generation facilities. We own all or a portion of 66 generation projects, including projects under construction, that have a total generating capacity of 27,551 megawatts ("MW"); our current net ownership interest in those projects is 16,704 MW, of which 13,145 MW are located in the United States. In addition, we are actively pursuing the acquisition and development of additional generation projects.

     As the following table illustrates, we have grown significantly during recent years, primarily as a result of our success in acquiring domestic power generation facilities:

                                            YEAR ENDED DECEMBER 31,
                                   ------------------------------------------   COMPOUND ANNUAL
                                    1997      1998       1999        2000         GROWTH RATE
                                   -------   -------   --------   -----------   ---------------
                                                                  (UNAUDITED)
Net Ownership Interest(1)........    2,637     3,300     10,990      15,007            78.5%
Operating Income (in
  thousands).....................  $18,109   $57,012   $109,520    $573,073           216.3%
EBITDA (in thousands)(2).........  $39,790   $82,711   $161,516    $692,548           159.2%
Net Income (in thousands)........  $21,982   $41,732   $ 57,195    $182,935           102.7%
Earnings Per Share...............  $   .15   $   .28   $    .39    $   1.10            94.3%

---------------
(1) All references to our MW ownership in this prospectus supplement include MW attributable to projects under construction, which totaled 616 MW at December 31, 1997, 284 MW at December 31, 1998, 252 MW at December 31, 1999, and 747 MW at December 31, 2000.

(2) EBITDA is the sum of income (loss) before income taxes, interest expense (net of capitalized interest) and depreciation and amortization expense. EBITDA is a measure of financial performance not defined under generally accepted accounting principles, which you should not consider in isolation or as a substitute for net income, cash flows from operations or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. In addition, EBITDA may not be comparable to similarly titled measures presented by other companies and could be misleading because all companies and analysts do not calculate it in the same fashion.

     We intend to continue our growth through a combination of targeted acquisitions in selected core markets, the expansion or repowering of existing facilities and the development of new greenfield projects. We have signed agreements to acquire an additional 5,704 MW of net ownership interest in existing generation projects and have scheduled expansion, repowering or greenfield generation projects that would add 5,515 MW of net ownership interest. To prepare for these expansion, repowering and greenfield development opportunities, we have agreed to purchase 22 turbine generators from General Electric Company and two turbine generators from Siemens Westinghouse over a five-year period commencing in 2002. These new turbines, which we expect to install at domestic facilities, will have a combined nominal generating capacity of approximately 4,640 MW. In addition, we have on order three General Electric turbines with a combined nominal capacity of approximately 740 MW scheduled for delivery in January 2002, which we expect to install in facilities outside of the United States. We have also acquired the right to purchase an additional 24 General Electric turbines and an additional three Siemens Westinghouse turbines through our acquisition of assets from LS Power. These turbines have a combined nominal generating capacity of approximately 4,306 MW. All but 1,993 MW of the turbines we have on order have been allocated to our current, identified expansion, repowering or greenfield development projects.

     We have also expanded our power marketing activities, which allow us to optimize the value of our power generation assets and enable us to better meet our customers' energy requirements and improve our return on investment. By linking our power generation capabilities and access to fuel supplies with our power marketing and risk management expertise, we believe that we have secured and will continue to secure favorable pricing for our fuel purchases and power sales.

     In addition to our power generation projects and power marketing activities, we also have interests in district heating and cooling systems and steam transmission operations. We also believe we are one of the largest landfill gas generation companies in the United States, extracting methane from landfills to generate electricity.

MARKET OPPORTUNITY

     The power industry is one of the largest industries in the world, accounting for approximately $220 billion in annual revenues and approximately 810,000 MW of installed generating capacity in the United States alone. The generation segment of the industry historically has been characterized by regulated electric utilities producing and selling electricity to a captive customer base. However, the power generation market has been evolving from a regulated market based upon cost of service pricing to a competitive market. In response to increasing customer demand for access to low-cost electricity and enhanced services, new regulatory initiatives have been and are continuing to be adopted to increase competition in the power industry. We believe that the power generation industry will continue to undergo substantial restructuring over the next several years and will experience significant growth in the future. We believe that the power generation industry in the United States will experience MW growth of approximately 2% per year through 2008.

     We believe that increasing demand and the need to replace old and inefficient generation facilities will create a significant need for additional power generating capacity throughout the United States and the world. In our view, these factors combined with recent restructuring legislation provide an attractive domestic environment for an independent power producer like us with a history of successfully developing, acquiring and operating power generation facilities.

     Outside of the United States, many governments in developed economies are privatizing their utilities and developing regulatory structures that are expected to encourage competition in the electricity sector, having realized that their energy assets can be sold to raise capital without hindering system reliability. In developing countries, the demand for electricity is expected to grow rapidly. In order to satisfy this anticipated increase in demand, many countries have adopted active government programs designed to encourage private investment in power generation facilities. We believe that these market trends will continue to create opportunities to acquire and develop power generation facilities globally.

STRATEGY

     Our vision is to be a well-positioned, top three generator of power in selected core markets. Central to this vision is the pursuit of a well-balanced generation business that is diversified in terms of geographic location, fuel type and dispatch level. Currently, approximately 79% of our net MW of generation capacity in operation and under construction is located in the United States in four core markets: our Northeast, South Central and West Coast regions, and our recently added North Central region. Upon completion of our pending project acquisitions from Conectiv, we intend to add a Mid-Atlantic region as our fifth core market. With our diversified asset base, we seek to have generating capacity available to back up any given facility during its outages, whether planned or unplanned, while having ample resources to take advantage of peak power market price opportunities and periods of constrained availability of generating capacity, fuels and transmission.

     The following charts illustrate our diversity in terms of net MW currently in operation or under construction:

                              Geographic Location

U.S.                                                     EUROPE                     AUSTRALIA                     OTHER
----                                                     ------                     ---------                     -----
79                                                        7.00                        12.00                       2.00

                               Primary Fuel Type

COAL                                                       GAS                         OIL                        OTHER
----                                                       ---                         ---                        -----
34                                                        43.00                       21.00                       2.00

                                 Dispatch Level

PEAKING                                                                 INTERMEDIATE                        BASE-LOAD
-------                                                                 ------------                        ---------
28                                                                         31.00                              41.00

     Our strategy is to capitalize on our acquisition, development and operating skills to build a balanced, global portfolio of power generation assets. We intend to implement this strategy by continuing an aggressive acquisition program and accelerating our development of existing site expansion projects and greenfield projects. We believe that our operational skills and experience give us a strong competitive position in the competitive generation marketplace.

POWER GENERATION PROJECTS -- DOMESTIC

     Most of our domestic projects are grouped under regional holding companies corresponding to our domestic core markets. In order to better manage our domestic projects and to develop new projects in these regions more effectively, we have established regional offices in Pittsburgh, Pennsylvania (Northeast region), Baton Rouge, Louisiana (South Central region) and San Diego, California (West Coast region). Our recently added North Central region is managed from our Minneapolis, Minnesota headquarters. Upon completion of our pending project acquisitions from Conectiv, we intend to add a Mid-Atlantic region, which will be managed from our Wilmington, Delaware office.

     We operate our generation facilities within each region as a separate business. This regional portfolio structure allows us to coordinate the operations of our assets to take advantage of regional opportunities, reduce risks related to outages, whether planned or unplanned, and pursue expansion plans on a regional basis. The following charts illustrate our domestic geographic diversity:

                          DOMESTIC GEOGRAPHIC LOCATION

                                    Existing
                        (13,145 MW net equity interest)

NORTHEAST                                  SOUTH CENTRAL            WEST COAST           NORTH CENTRAL              OTHER
---------                                  -------------            ----------           -------------              -----
55                                             22.00                  12.00                  10.00                   1.00

                                  Projected(1)
                        (23,819 MW net equity interest)

NORTHEAST                         SOUTH CENTRAL        WEST COAST         MID-ATLANTIC        NORTH CENTRAL           OTHER
---------                         -------------        ----------         ------------        -------------           -----
39                                    26.00               13.00               8.00                13.00               1.00

      (1) Following completion of our pending project acquisitions and developments.

     NORTHEAST REGION

     We own approximately 7,210 MW of generating capacity in the Northeast United States, primarily in New York, New Jersey, Connecticut and Massachusetts. These generation facilities are well diversified in terms of dispatch level (base-load, intermediate and peaking), fuel type (coal, natural gas and oil) and customers. In addition, we believe certain of our facilities and facility sites in the Northeast provide opportunities for repowering or expanding existing generating capacity.

     Our Northeast facilities are generally competitively positioned within their respective market dispatch levels with favorable market dynamics and locations close to the major load centers in the New York Power Pool and New England Power Pool. For example, the Arthur Kill and Astoria gas turbine facilities are located in the New York City in-city market and represent approximately 20% of the installed capacity inside this transmission constrained area. Load serving entities in the New York City in-city market must currently contract for 80% of their requirements from in-city resources. We believe there is presently limited potential to construct new in-city generating capacity or to gain transmission access to other generating capacity.

     The following table summarizes our Northeast generation facilities:

                                                                                      OUR NET
                                                                            OUR      OWNERSHIP
                                                                  TOTAL  OWNERSHIP   INTEREST     PRIMARY
NAME AND LOCATION OF FACILITY       PURCHASER/POWER MARKET         MW    INTEREST      (MW)      FUEL TYPE
-----------------------------  ---------------------------------  -----  ---------   ---------   ---------
Oswego, New York.............  Niagara Mohawk/NYISO               1,700    100.00%     1,700      Oil/Gas
Huntley, New York............  Niagara Mohawk/NYISO                 760    100.00%       760         Coal
Dunkirk, New York............  Niagara Mohawk/NYISO                 600    100.00%       600         Coal
Arthur Kill, New York........  Con Ed/NYISO                         842    100.00%       842          Gas
Astoria Gas Turbines, New
  York.......................  Con Ed/NYISO                         614    100.00%       614          Gas
Somerset, Massachusetts(1)...  Eastern Utilities Association/       229    100.00%       229     Coal/Oil
                               NEPOOL/ISO-NE
Middletown, Connecticut......  Northeast Utilities/NEPOOL/ISO-NE    856    100.00%       856      Oil/Gas
Montville, Connecticut.......  Northeast Utilities/NEPOOL/ISO-NE    498    100.00%       498      Gas/Oil
Norwalk, Connecticut.........  Northeast Utilities/NEPOOL/ISO-NE    353    100.00%       353          Oil
Devon, Connecticut...........  Northeast Utilities/NEPOOL/ISO-NE    401    100.00%       401      Gas/Oil
Connecticut Turbines,
  Connecticut................  Northeast Utilities/NEPOOL/ISO-NE    127    100.00%       127          Oil
Dover, Delaware(2)...........  City of Dover/PJM                    106    100.00%       106     Gas/Coal
CogenAmerica (Grays Ferry),
  Penn.......................  PECO Energy                          150     10.00%        15      Gas/Oil
CogenAmerica (Parlin), New
  Jersey.....................  Jersey Central Power & Light         122     20.00%        24      Gas/Oil
CogenAmerica (Newark), New
  Jersey.....................  Jersey Central Power & Light          54     20.00%        11      Gas/Oil
Other(2).....................  Various                              249   Various         74      Various
                                                                  -----                -----
         Total...............                                     7,661                7,210
                                                                  =====                =====

---------------
(1) Includes 69 MW of deactivated reserve

(2) This facility will become a part of our Mid-Atlantic region upon completion of the acquisition from Conectiv.

(3) Includes 74 MW of net ownership in seven projects.

     The following table summarizes the generation assets we expect to acquire or develop in our Northeast region:

                                                                                       OUR NET
                                                                             OUR      OWNERSHIP
                                                                   TOTAL  OWNERSHIP   INTEREST     PRIMARY
NAME AND LOCATION OF FACILITY        PURCHASER/ POWER MARKET        MW    INTEREST      (MW)      FUEL TYPE
-----------------------------   ---------------------------------  -----  ---------   ---------   ---------
Bridgeport Harbor,
  Connecticut.................  Select Energy/Unitil/NEPOOL          585    100.00%       585     Coal/Oil
New Haven Harbor,
  Connecticut.................  Select Energy/Unitil/NEPOOL          466    100.00%       466      Oil/Gas
Meriden, Connecticut..........  NEPOOL                               540    100.00%       540          Gas
                                                                   -----                -----
         Total................                                     1,591                1,591
                                                                   =====                =====

     Bridgeport Harbor and New Haven Harbor. In December 2000, we signed an asset purchase agreement to acquire the 585 MW coal-fired Bridgeport Harbor Station and the 466 MW oil and gas-fired New Haven Harbor Station in Connecticut from Wisconsin Energy Corp. for $325 million, subject to purchase price adjustments. Completion of this purchase will add an additional 1,051 MW of generating capacity to our existing portfolio of assets in Connecticut. We expect the acquisition to close during the second quarter of 2001.

     Meriden. In December 2000, we signed a purchase agreement to acquire a 540 MW natural gas-fired generation facility being developed in Meriden, Connecticut, for a purchase price of approximately $25 million. We expect to close the acquisition in the first quarter of 2001. We estimate costs of approximately $384 million to complete construction of the plant, which has a planned commercial operation date of June 2003. Separately, we closed on the purchase of the project site in January 2001 for a purchase price of approximately $12 million.

     SOUTH CENTRAL REGION

     We own approximately 2,942 MW of generating capacity in the South Central United States, primarily in Louisiana. Our South Central generation assets consist primarily of our net ownership of 1,708 MW of power generation facilities in New Roads, Louisiana that we acquired in March 2000. We refer to these facilities as the Cajun facilities. We believe that the Cajun facilities and related infrastructure provide significant opportunities for expanding our generating capacity in the region.

     The following table summarizes our South Central generation assets:

                                                                                          OUR NET
                                                                                OUR      OWNERSHIP
                                                                     TOTAL   OWNERSHIP   INTEREST     PRIMARY
NAME AND LOCATION OF FACILITY         PURCHASER/ POWER MARKET         MW     INTEREST      (MW)      FUEL TYPE
-----------------------------     --------------------------------   -----   ---------   ---------   ---------
Big Cajun I, Louisiana
  Unit 1........................  Cooperatives/Municipals/SERC         110    100.00%        110           Gas
  Unit 2........................  Cooperatives/Municipals/SERC         110    100.00%        110           Gas
Big Cajun II, Louisiana
  Unit 1........................  Cooperatives/Municipals/SERC         575    100.00%        575          Coal
  Unit 2........................  Cooperatives/Municipals/SERC         575    100.00%        575          Coal
  Unit 3........................  Cooperatives/Municipals/SERC         575     58.00%        338          Coal
Sterlington, Louisiana..........  Entergy/SERC/Various                 202    100.00%        202           Gas
Sabine River Works, Texas.......  DuPont/SPP/Entergy                   420     50.00%        210           Gas
Mustang, Texas..................  Golden Spread Cooperative/SPP        487     25.00%        122           Gas
Batesville, Mississippi.........  Virginia Power/Aquila/Entergy/       837     48.63%        407           Gas
                                  TVA
Big Cajun I, Louisiana
  (expansion)...................  Cooperatives/Municipals/SERC         238    100.00%        238           Gas
Other(1)........................  Various                              387    Various         55       Various
                                                                     -----                 -----
         Total..................                                     4,516                 2,942
                                                                     =====                 =====

---------------
(1) Includes 55 MW of net ownership interest in three facilities, Morris Cogeneration, Illinois; Powersmith Cogeneration, Oklahoma; and Pryor Cogeneration, Oklahoma.

     Sabine River Works. In December 2000, we purchased from Conoco Global Power, a wholly-owned subsidiary of Conoco Inc., a 50% interest in SRW Cogeneration Limited Partnership, which owns and will operate a 420 MW natural gas-fired cogeneration plant now under construction at the DuPont Company's Sabine River Works petrochemical facility near Orange, Texas. We paid approximately $15 million for our 50% interest, and in addition, we are obligated to contribute an additional $47 million in capital to the partnership. Construction of the plant is approximately 50% complete, and it is expected to begin commercial operation in the summer of 2001. Electricity and all steam generated by the power plant will be sold to the DuPont facility. Additional electricity will be sold on the merchant market.

     Big Cajun I Expansion Project. In December 2000, we began construction on an approximately 240 MW expansion project at the site of our Big Cajun I facility in New Roads, Louisiana. We estimate that the expansion project will cost approximately $83 million and will be completed in June 2001.

     The following table summarizes the generation assets we expect to acquire or develop in our South Central region:

                                                                                 OUR NET
                                                                      OUR       OWNERSHIP
                                                          TOTAL    OWNERSHIP    INTEREST      PRIMARY
NAME AND LOCATION OF FACILITY  PURCHASER/ POWER MARKET     MW      INTEREST       (MW)       FUEL TYPE
-----------------------------  -----------------------    -----    ---------    ---------    ---------
Brazos Valley, Texas........   ERCOT                        633      49.00%         310            Gas
Kaufman, Texas..............   ERCOT                        545     100.00%         545            Gas
Pike, Mississippi...........   SERC                       1,168     100.00%       1,168            Gas
Hardee, Florida.............   FRCC                         510     100.00%         510            Gas
Batesville, Mississippi
  (expansion)...............   SERC                         292      50.00%         146            Gas
Hardee, Florida
  (expansion)...............   FRCC                         360     100.00%         360            Gas
                                                          -----                   -----
         Total..............                              3,508                   3,039
                                                          =====                   =====

     Kaufman. In December 2000, we paid approximately $14 million for a partnership that owns a site and certain other assets relating to a 545 MW natural gas-fired power plant being developed in Kaufman County, Texas. We estimate that an additional $323 million will be required to complete construction of the plant, which is expected to begin commercial operation in 2004.

     Brazos Valley. In November 2000, we agreed to form a partnership with Avista-STEAG LLC to build, operate and manage a 633 MW natural gas-fired merchant power plant in Fort Bend County, Texas, 30 miles southwest of Houston. Subsequent to agreeing to the partnership's formation, STEAG AG acquired Avista's interest in the project. We expect STEAG or one of its wholly-owned subsidiaries to own 50% of the project, and we expect to own 50%. Our investment in the project is expected to total approximately $163 million. The project has secured its major permits, and construction is scheduled to begin in early 2001, with commercial operation expected in February 2003. The partnership's intention during the early years of the project's operation is to sell approximately 50% of the facility's output under a tolling agreement or power purchase agreement to an energy marketer, with the remaining output of the facility being sold within the Electric Reliability Council of Texas (ERCOT) region.

     WEST COAST REGION

     We own approximately 1,569 MW of net generating capacity on the West Coast of the United States. Our West Coast generation assets consist primarily of a 50% interest in West Coast Power LLC and a 58% interest in the Crockett Cogeneration facility. In May 1999, we and Dynegy formed West Coast Power to serve as the holding company for a portfolio of operating companies which own generation assets in Southern California. This portfolio currently comprises the El Segundo Generating Station, the Long Beach Generating Station, the Encina Generating Station and 17 combustion turbines in the San Diego area. Dynegy is providing power marketing and fuel procurement services to West Coast Power, and we provide operations and management services. We believe certain of our facilities and facility sites on the West Coast provide opportunities for repowering or expanding generating capacity, and we have submitted permit applications to expand our El Segundo facility.

     The following table summarizes our West Coast generation assets:

                                                                                  OUR NET
                                                                        OUR      OWNERSHIP
                                                             TOTAL   OWNERSHIP   INTEREST     PRIMARY
NAME AND LOCATION OF FACILITY     PURCHASER/ POWER MARKET     MW     INTEREST      (MW)      FUEL TYPE
-----------------------------    --------------------------  -----   ---------   ---------   ---------
El Segundo Power, California...  Cal ISO/Cal PX              1,020     50.00%        510           Gas
Encina, California.............  Cal ISO/Cal PX/Must-run       965     50.00%        482           Gas
Long Beach Generating,
  California...................  Cal ISO/Cal PX                530     50.00%        265           Gas
San Diego Combustion Turbines,
  California...................  Cal ISO/Cal PX/Must-run       253     50.00%        127           Gas
Crockett Cogeneration,
  California...................  Cal ISO/PG&E                  240     57.67%        138           Gas
Mt. Poso Cogeneration,
  California...................  PG&E                           50     39.50%         20          Coal
Other(1).......................  Various                        59   Various          27       Various
                                                             -----                 -----
         Total.................                              3,117                 1,569
                                                             =====                 =====

---------------
(1) Includes our net ownership interest in three small facilities.

     The following table summarizes the generation assets we expect to acquire or develop in our West Coast region:

                                                                                  OUR NET
                                                                        OUR      OWNERSHIP
                                                             TOTAL   OWNERSHIP   INTEREST     PRIMARY
NAME AND LOCATION OF FACILITY     PURCHASER/ POWER MARKET     MW     INTEREST      (MW)      FUEL TYPE
-----------------------------    --------------------------  -----   ---------   ---------   ---------
North Valmy, Nevada............  Sierra Pacific Power/WSCC     522     50.00%        261          Coal
North Valmy, Nevada (peaking
  units).......................  Sierra Pacific Power/WSCC      25    100.00%         25           Gas
Clark, Nevada..................  Nevada Power/WSCC             740     50.00%        370           Gas
Reid Gardner, Nevada...........  Nevada Power/WSCC             590     50.00%        295          Coal
El Segundo, California (net
  expansion)...................  Cal PX                        271     50.00%        136           Gas
                                                             -----                 -----
         Total.................                              2,148                 1,087
                                                             =====                 =====

     North Valmy. In October 2000, we signed an asset purchase agreement as the successful bidder in Sierra Pacific Resources' auction of its 50% interest in the 522 MW coal-fired North Valmy Generating Station located in Valmy, Nevada and a 100% interest in 25 MW of peaking units near the Valmy Station. Idaho Power, the other 50% owner of the North Valmy Station, has a 180-day right of first refusal to purchase Sierra Pacific Resources' 50% interest that expires in May 2001. The agreement includes a transition power purchase contract for Sierra Pacific Power to purchase energy and ancillary services through March 1, 2003. The purchase price for the assets is $273.3 million, excluding the value of the transition power purchase contract, and is subject to purchase price adjustments. In addition, the California legislature recently enacted legislation prohibiting any public utility subject to regulation by the California Public Utilities Commission from selling any generation asset until 2006. This law applies to Sierra Pacific Resources because approximately 10% of its ratepayers are located in California. We are working to have legislation introduced to exempt the North Valmy Station and the peaking units from the application of this law.

     Reid Gardner and Clark. In November 2000, we and Dynegy Inc. executed asset purchase agreements to acquire 1,330 MW of power generation facilities from Sierra Pacific Resources. The acquisition will expand our and Dynegy's co-owned generation facilities in the western United States. With Dynegy, we will acquire the 740 MW gas-fired Clark Station and 445 MW of the 605 MW coal-fired Reid Gardner Station, which are both near Las Vegas, Nevada. The purchase price is $634 million, subject to purchase price adjustments. The agreements include a transition power purchase contract providing for Nevada Power Company, Sierra Pacific Resources' subsidiary, to purchase energy and ancillary services until March 1, 2003. We are working to close the acquisition during the second quarter of 2001. In addition, the Public Utilities Commission of Nevada has commenced a proceeding that could reverse its original requirement that these plants be sold. Finally, we and Dynegy are negotiating to acquire an additional 145 MW of the Reid Gardner Station. Although the Reid Gardner and Clark Stations are not subject to the California legislation described in the immediately preceding paragraph, legislation has been recently introduced in the Nevada legislature that, if passed as introduced, would prohibit the sale of the Reid Gardner and Clark stations.

     El Segundo Repowering. In December 2000, we and our partner Dynegy Inc. submitted permit applications in respect of a planned repowering of our jointly-owned El Segundo Generating Station in El Segundo, California. The planned repowering would add approximately 621 MW of generating capacity to the facility at a cost of approximately $368 million. Prior to the repowering, approximately 350 MW at the El Segundo station will be decommissioned. The repowering project has a targeted operation date of June 2003.

     NORTH CENTRAL REGION

     In January 2001, we established our North Central region upon completion of our project acquisitions from LS Power. We own approximately 1,343 MW of net generating capacity in the north central United States.

     The following table summarizes our North Central generation assets:

                                                                                OUR NET
                                                                      OUR      OWNERSHIP
                                                           TOTAL   OWNERSHIP   INTEREST      PRIMARY
NAME AND LOCATION OF FACILITY     PURCHASER/POWER MARKET    MW     INTEREST      (MW)       FUEL TYPE
-----------------------------     ----------------------   -----   ---------   ---------   ------------
Rocky Road Power, Illinois......  MAIN                       350     50.00%        175              Gas
Kendall, Illinois...............  MAIN                     1,168    100.00%      1,168              Gas
                                                           -----                 -----
         Total..................                           1,518                 1,343
                                                           =====                 =====

     The following table summarizes the generation assets we expect to develop in our North Central region:

                                                                                OUR NET
                                                                      OUR      OWNERSHIP
                                                           TOTAL   OWNERSHIP   INTEREST      PRIMARY
NAME AND LOCATION OF FACILITY     PURCHASER/POWER MARKET    MW     INTEREST      (MW)       FUEL TYPE
-----------------------------     ----------------------   -----   ---------   ---------   ------------
Nelson, Illinois................  MAIN                     1,168    100.00%      1,168              Gas
Kendall, Illinois (expansion)...  MAIN                       584    100.00%        584              Gas
                                                           -----                 -----
         Total..................                           1,752                 1,752
                                                           =====                 =====

  MID-ATLANTIC REGION

     The following table summarizes the generation assets we expect to acquire in our Mid-Atlantic region:

                                                                                OUR NET
                                                                      OUR      OWNERSHIP
                                                           TOTAL   OWNERSHIP   INTEREST      PRIMARY
NAME AND LOCATION OF FACILITY     PURCHASER/POWER MARKET    MW     INTEREST      (MW)       FUEL TYPE
-----------------------------     ----------------------   -----   ---------   ---------   ------------
BL England, New Jersey..........  Conectiv/PJM               447    100.00%        447         Coal/Oil
Deepwater, New Jersey...........  Conectiv/PJM               239    100.00%        239     Gas/Coal/Oil
Indian River, Delaware..........  Conectiv/PJM               784    100.00%        784             Coal
Vienna, Maryland................  Conectiv/PJM               170    100.00%        170              Oil
Conemaugh, Pennsylvania.........  Conectiv/PJM             1,711      7.55%        129             Coal
Keystone, Pennsylvania..........  Conectiv/PJM             1,711      6.17%        106             Coal
                                                           -----                 -----
         Total..................                           5,062                 1,875
                                                           =====                 =====

     Conectiv. In January 2000, we executed purchase agreements with subsidiaries of Conectiv to acquire 1,875 MW of coal, gas and oil-fired electric generating capacity and other assets. We will pay approximately $800 million for the assets, a portion of which will be financed by project-level debt. The assets include the BL England and Deepwater facilities in New Jersey, the Indian River facility in Delaware and the Vienna facility in Maryland, and interests in the Conemaugh (7.6%) and Keystone (6.2%) facilities in Pennsylvania. The purchase also includes excess emission allowances. The acquisition had been expected to close in the fourth quarter of 2000, but as a result of delays in receiving required regulatory approvals from the New Jersey Board of Public Utilities, we now expect the acquisition to close in the second quarter of 2001. Subject to final documentation, we will sell 500 MW of capacity and associated energy to a subsidiary of Conectiv under a five-year power purchase agreement commencing upon the closing of the acquisition.

POWER GENERATION PROJECTS -- INTERNATIONAL

     AUSTRALIA

     We are one of the largest competitive power producers in Australia with a net ownership interest of 2,081 MW in power generation facilities. We intend to maintain our position in the market through additional acquisitions and development of new projects. We will also look for opportunities in selected countries in the Asia Pacific region to become established within the region.

     The following table summarizes our Australian generation assets:

                                                                                    OUR NET
                                                                          OUR      OWNERSHIP
                                                               TOTAL   OWNERSHIP   INTEREST       PRIMARY
NAME AND LOCATION OF FACILITY      PURCHASER/POWER MARKET       MW     INTEREST      (MW)        FUEL TYPE
-----------------------------    ---------------------------   -----   ---------   ---------   -------------
Flinders, South Australia......  National Electricity Market     760    100.00%        760              Coal
Gladstone Power Station,
  Queensland...................  QPTC; Boyne Smelter           1,680     37.50%        630              Coal
Loy Yang Power A, Victoria.....  National Electricity Market   2,000     25.37%        507              Coal
Collinsville (Collinsville),
  Australia....................  QPTC                            192     50.00%         96              Coal
Energy Developments Limited,
  Various......................  Various                         315     26.59%         88     Landfill Gas/
                                                                                                     Methane
                                                               -----                 -----
        Total..................                                4,947                 2,081
                                                               =====                 =====

     EUROPE

     We have been a significant participant in the competitive power generation markets in Germany and the Czech Republic since our entry into those markets. Our growth in Europe was augmented in early-2000 with the acquisition of the Killingholme facility and will expand further with the expected mid-2001 commencement of commercial operations at the Enfield facility, both of which are located in the United Kingdom. We intend to continue our growth efforts in these countries and to develop projects in additional selected countries.

     The following table summarizes our European generation assets:

                                                                                    OUR NET
                                                                          OUR      OWNERSHIP
                                                               TOTAL   OWNERSHIP   INTEREST       PRIMARY
NAME AND LOCATION OF FACILITY      PURCHASER/POWER MARKET       MW     INTEREST      (MW)        FUEL TYPE
-----------------------------    ---------------------------   -----   ---------   ---------   -------------
Killingholme, UK...............  U.K. Electricity Grid           680    100.00%        680               Gas
Enfield, UK....................  U.K. Electricity Grid           396     25.00%         99               Gas
Schkopau Power Station,
  Germany......................  VEAG                            960     20.95%        200              Coal
MIBRAG mbH, Germany............  WESAG/MIBRAG                    110     33.33%         37              Coal
MIBRAG mbH, Germany............  WESAG/MIBRAG                     86     33.33%         29              Coal
MIBRAG mbH, Germany............  WESAG/MIBRAG                     37     33.33%         12              Coal
Kladno, Phase I, Czech
  Republic.....................  STE/Industrials                  28     44.00%         12              Coal
Kladno, Phase II, Czech
  Republic.....................  STE/Industrials                 345     44.50%        154          Coal/Gas
                                                               -----                 -----
        Total..................                                2,642                 1,223
                                                               =====                 =====

     The following table summarizes the generation assets we expect to acquire or develop in Europe:

                                                                               OUR NET
                                                                     OUR      OWNERSHIP
                                                          TOTAL   OWNERSHIP   INTEREST      PRIMARY
NAME AND LOCATION OF FACILITY     PURCHASER/POWER MARKET   MW     INTEREST      (MW)       FUEL TYPE
-----------------------------     ----------------------  -----   ---------   ---------   ------------
Seyitomer, Turkey...............  TEAS                      600     48.00%        285             Coal
Kangal, Turkey..................  TEAS                      457     47.50%        219             Coal
Balti, Estonia..................  Eesti Energia           1,410     49.00%        691        Oil Shale
Eesti, Estonia..................  Eesti Energia           1,290     49.00%        632        Oil Shale
                                                          -----                 -----
         Total..................                          3,757                 1,827
                                                          =====                 =====

     Seyitomer and Kangal. In 1999, we and our partners were selected as winning bidder to enter into a 20-year lease of the 600 MW Seyitomer Power Station and related lignite mine located in Kuthya, Turkey. In 1998, also with partners, we won a bid to enter into a 20-year lease of the 457 MW coal-fired Kangal plant in central Turkey. A law has been passed in the Turkish parliament that requires these projects, among others, to close by June 30, 2001 or be cancelled, and we are working to meet this deadline.

     Narva Power. In August 2000, we signed a Heads of Terms Agreement with Eesti Energia, the Estonian state-owned electric utility, providing for the purchase by us for approximately $65.5 million of a 49% stake in Narva Power, the owner and operator of the oil shale-fired Eesti and Balti power plants, located near Narva, Estonia. The plants have a combined capacity of approximately 2,700 MW. We are working to close the acquisition in the second quarter of 2001.

     LATIN AMERICA

     We have pursued acquisition and development opportunities in Latin America since the mid-1990s. Initially, we participated as one of four original sponsors of the Latin Power Fund, a private equity investment fund managed by Scudder. More recently, we acquired a 49% interest in the second largest generator of electricity in Bolivia, Compania Boliviana de Energia Electrica S.A.-Bolivian Power Company Limited ("COBEE"). We plan to target new opportunities in selected countries, primarily Brazil and Argentina, where we believe more attractive acquisition and greenfield opportunities exist.

     The following table summarizes our Latin American assets:

                                                                                  OUR NET
                                                                        OUR      OWNERSHIP
                                                             TOTAL   OWNERSHIP   INTEREST     PRIMARY
NAME AND LOCATION OF FACILITY       PURCHASER/POWER MARKET    MW     INTEREST      (MW)      FUEL TYPE
-----------------------------       ----------------------   -----   ---------   ---------   ---------
COBEE, Bolivia....................  Electropaz/ELF             219     49.45%       109      Hydro/Gas
Bulo Bulo, Bolivia................  Bolivian Grid               87     30.00%        26            Gas
Itiquira Energetica S.A.,
  Brazil..........................  Copel/Tradener             156     25.05%        38          Hydro
Latin Power, Various..............  Various                    811   Various         53      Gas/Coal/
                                                             -----                  ---
                                                                                               Oil/Geo
         Total....................                           1,273                  226
                                                             =====                  ===

     Itiquira. In September 2000, we purchased a 25.05% interest in the common stock of Itiquira Energetica S.A., the owner of a concession granted by the Brazilian government to develop, construct, own and operate a 156 MW hydroelectric power generation facility in the state of Mato Grosso, Brazil. Our investment in the project, including the purchase price for acquiring our 25.05% interest and our share of the funds required for development and construction of the project, is expect to total approximately $25 million. We expect the project to begin commercial operation in November 2001 and to be fully operational in March 2002.

POWER MARKETING

     Our energy marketing subsidiary, NRG Power Marketing, Inc., began operations in 1998 to maximize the utilization of and return from our domestic generation assets and to mitigate the risks associated with those assets. This subsidiary markets energy and energy related commodities, including electricity, natural gas, oil, coal and emission allowances. By using internal resources to acquire fuel for and to market electricity generated by our domestic facilities, we believe we can secure the best pricing available in the markets in which we sell power and enhance our ability to compete. NRG Power Marketing provides a full range of energy management services for our generation facilities in our Northeast, South Central and North Central regions. These services are provided under power sales and agency agreements pursuant to which NRG Power Marketing manages the sales and marketing of energy, capacity and ancillary services from these facilities and also manages the purchase and sale of fuels and emission allowances needed to operate these facilities.

     NRG Power Marketing conducts its activities in accordance with risk management guidelines approved by the NRG Power Marketing board of directors, which has primary responsibility for oversight of NRG Power Marketing activities. Our risk management guidelines require that our treasury department perform a credit review and approve all counter parties and credit limits prior to NRG Power Marketing entering into transactions with such counter parties. We do not engage in speculative trading, thus all transactions are for physical delivery of the particular commodity for the specified period. These physical delivery transactions may take the form of fixed price, floating price or indexed sales or purchases, and options on physical transactions, such as puts, calls, basis transactions and swaps, are also permitted. Contracts for the transmission and transportation of these commodities are also authorized, as necessary, in order to meet physical delivery requirements and obligations. All forward sales and purchases of electricity and fuel are reported to the board of directors of NRG Power Marketing and to our Financial Risk Management Committee. In accordance with the risk management guidelines, no more than 50% of the uncommitted energy or capacity of any facility will be sold forward without the approval of the board of directors of NRG Power Marketing. Violation by any employee of any of the risk management guidelines is grounds for immediate termination of employment.

     In order to achieve our objectives, we have assembled an experienced team. NRG Power Marketing managerial employees have an average of 13 years of power marketing or similar trading experience. In addition, we have taken steps to align the interest of the power marketing staff with the overall performance of our generation assets by basing their incentive compensation primarily upon the success and profitability of our generation facilities.

     NRG Power Marketing handles fuel procurement and trading of emissions allowances in order to support our overall needs. Generally we seek to hedge prices for 50% to 70% of our expected fuel requirements during the succeeding 12 to 24 month period. This provides us with certainty as to a portion of our fuel costs while allowing us to maintain flexibility to address lower than expected dispatch rates and to take advantage of the dual fuel capabilities at many of our facilities.

HOW WE SELL OUR GENERATING CAPACITY AND ENERGY

     Our operating revenues are derived primarily from the sale of electrical energy, capacity and other energy products from our power generation facilities. Revenues from these facilities are received pursuant to:

     - long-term contracts of more than one year including:

        - power purchase agreements with utilities and other third parties (generally 2-25 years);

        - standard offer agreements to provide load serving entities with a percentage of their requirements (generally 4-9 years); and

        - "transition" power purchase agreements with the former owners of acquired facilities (generally 3-5 years).

     - short-term contracts or other commitments of one year or less and spot sales including:

        - spot market and other sales into various wholesale power markets; and

        - bilateral contracts with third parties.

     Our objective is to mitigate variability in our earnings by having approximately 50% of our capacity contracted for under contracts greater than one year, generally seeking to enter into contracts with lengths of 1-5 years, selling half of our remaining capacity in the forward market for 30-365 days, and selling the other half of our remaining capacity in the spot market to capture opportunities in the market when prices are higher. By following this strategy, we believe we will continue to achieve positive, stable returns while retaining the flexibility to capture premium returns when available.

PLANT OPERATIONS

     Our success depends on our ability to achieve operational efficiencies and high availability at our generation facilities. In the new unregulated energy industry, minimizing operating costs without compromising safety or environmental standards while maximizing plant flexibility and maintaining high reliability is critical to maximizing profit margins. Our operations and maintenance practices are designed to achieve these goals.

     Our overall corporate strategy of establishing a top three presence in certain core markets is in part driven by our operational strategy. While our approach to plant management emphasizes the operational autonomy of our individual plant managers and staff to identify and resolve operations and maintenance issues at their respective facilities, we have implemented a worldwide shared practices system in order to facilitate the exchange of information and best practices among the plants in our various regions. We have organized our operations geographically such that inventories, maintenance, backup and other operational functions are pooled within a region. This approach enables us to realize cost savings and enhances our ability to meet our facility availability goals. Plant supervisors and staff within core markets and across our company typically participate in weekly conference calls in order to discuss operational issues and share best practices.

MANAGEMENT, ORGANIZATIONAL AND CORPORATE DEVELOPMENT STAFF STRUCTURE

     As the table below indicates, our management team has substantial experience in the electric utility and independent power businesses gained at NRG and in the power generation industry.

                                                                                                YEARS OF
                                                                                              EXPERIENCE IN
                                                                                                  POWER
                                                                                YEARS WITH     GENERATION
NAME                                        CURRENT POSITION                       NRG          INDUSTRY
----                                        ----------------                    ----------    -------------
David H. Peterson.........  Chairman of the Board, President, Chief                 12             37
                              Executive Officer and Director
Leonard A. Bluhm..........  Executive Vice President and Chief Financial            10             29
                              Officer
Keith G. Hilless..........  Senior Vice President, Asia Pacific                      4              9
Craig A. Mataczynski......  Senior Vice President, North America                     7             18
John A. Noer..............  Senior Vice President, Worldwide Operations              2             33
Ronald J. Will............  Senior Vice President, Europe                            9             40

     We have established three major corporate regions, North America, Europe and Asia Pacific, and have placed senior vice presidents in charge of each. Further, we have subdivided the North American and European generation business regions as follows: the North American business into our Northeast, South Central, West Coast and North Central subregions and the European business into the United Kingdom and Central Europe subregions. The senior vice presidents and regional staff of each region are responsible for the full spectrum of development activities as well as for asset optimization within their region.

FINANCING

  Project and Subsidiary Level

     We fund our projects with a combination of non-recourse debt and equity contributions. Leveraged funding like this enables us to limit the amount of equity funding required while not putting undue pressure on our corporate credit ratings. Following this general principle, we are currently in the process of structuring and marketing an up to $2.5 billion revolving funding program, which will be used to finance a significant portion of our U.S. acquisitions and greenfield development projects over the next five years. This revolving facility will allow us to procure temporary funding for both the non-recourse debt portion as well as the required equity contribution for new projects through an expedient and simplified review and approval process. We are permitted under the revolver to pay back borrowed funds thus making them available to be borrowed again. We plan to do that by refinancing projects in the long-term capital or bank markets when construction projects reach commercial operation or the market conditions are opportune. Any unutilized borrowing capacity after refinancings have taken place will be re-employed for future projects.

  Corporate Level

     Our corporate-level financing is provided in many different forms. For instance, we have issued corporate-level debt and we periodically provide corporate-level guarantees to various subsidiary financings, mainly as an alternative to funding debt service reserve accounts with project cash. Our goal is to have a recourse debt to recourse debt and equity capitalization ratio of 40-50%. Our credit ratings are "Baa3" from Moody's Investors Service, Inc. and "BBB-" from Standard & Poor's Ratings Services.

LEGAL PROCEEDINGS

     We and other power generators and power traders have been named as defendants in certain private plaintiff class actions filed in the Superior Court of the State of California for the County of San Diego in San Diego, California on November 27, 2000 (Pamela R. Gordon v. Reliant Energy, Inc., et al.) and November 29, 2000 (Ruth Hendricks v. Dynegy Power Marketing Inc., et al.), and in the Superior Court of the State of California, City and County of San Francisco (Pier 23 Restaurant v. PG&E Energy Trading, et al., filed January 24, 2001). We and other power generators and power traders have also been named in another suit filed on January 16, 2001 in the Superior Court of the State of California for the County of San Diego, brought by three California water districts, as consumers of electricity (Sweetwater Authority v. Dynegy Inc., et al.), and in a suit filed on January 18, 2001 in Superior Court of the State of California, County of San Francisco, brought by the San Francisco City Attorney on behalf of the People of the State of California (The People of the State of California v. Dynegy Power Marketing, Inc., et al.). Although the complaints contain a number of allegations, the basic claim is that, by underbidding forward contracts and exporting electricity to surrounding markets, the defendants, acting in collusion, were able to drive up wholesale prices on the Real Time and Replacement Reserve markets, through the Western Systems Coordinating Council and otherwise. The complaints allege that the conduct violated California antitrust and unfair competition laws. We do not believe that we have engaged in any illegal activities, and we intend to vigorously defend these lawsuits. While these cases are in too preliminary a stage to speculate on their outcome, if they were ultimately resolved adversely to the defendants it could have a material adverse effect on us.

                        DESCRIPTION OF THE EQUITY UNITS

     The summary of the Equity Units and certain provisions of the related purchase contract agreement set forth below is not complete and is qualified in all respects by reference to such agreement, a form of which has been filed as an exhibit to the registration statement of which this prospectus supplement forms a part.

     We will issue the Equity Units under the purchase contract agreement between us and the purchase contract agent. The Equity Units initially will consist of 10,000,000 units referred to as Corporate Units with a stated amount per Corporate Unit equal to $25.

     Each Corporate Unit will consist of a unit comprising:

     (1) a purchase contract under which the holder will purchase from us not later than May 18, 2004, for the stated amount, a number of newly issued shares of our common stock equal to the settlement rate described below under "Description of the Purchase
         Contracts -- Purchase of Common Stock," and

     (2) either

        - a debenture having a principal amount equal to the stated amount, or

        - following a successful remarketing of the debentures on the third business day immediately preceding February 17, 2004, or the occurrence of a tax event redemption prior to May 18, 2004, the appropriate applicable ownership interest in a portfolio of zero-coupon U.S. Treasury securities, which we refer to as the Treasury portfolio.

     "Applicable ownership interest" means, with respect to a Corporate Unit and the U.S. Treasury securities in the Treasury portfolio,

     (1) a 1/40, or 2.5%, undivided beneficial ownership interest in a $1,000 principal or interest amount of a principal or interest strip in a U.S. Treasury security included in the Treasury portfolio that matures on or prior to May 17, 2004, and

     (2) for the scheduled interest payment date on the debentures that occurs on May 18, 2004, in the case of a successful remarketing of the debentures, or for each scheduled interest payment date on the debentures that occurs after the tax event redemption date and on or before May 18, 2004, in the case of a tax event redemption, a 0.0406% undivided beneficial ownership interest in a $1,000 principal or interest amount of a principal or interest strip in a U.S. Treasury security included in the Treasury portfolio that matures on or prior to that interest payment date.

     The purchase price of each Equity Unit will be allocated between the related purchase contract and the related debenture in proportion to their respective fair market values at the time of issuance. We expect that, at the time of issuance, the fair market value of each debenture will be $24.65 and the fair market value of each purchase contract will be $0.35. This position generally will be binding on each beneficial owner of each Corporate Unit but not on the IRS.

     As long as an Equity Unit is in the form of a Corporate Unit, the debenture or the appropriate applicable ownership interest in the Treasury portfolio, as applicable, forming a part of the Corporate Unit will be pledged to the collateral agent to secure the holder's obligation to purchase common stock under the related purchase contract.

CREATING TREASURY UNITS

     Treasury Units can be created under certain circumstances regardless of whether a Corporate Unit has as a component debentures or an interest in the Treasury portfolio. Unless the Treasury portfolio has replaced the debentures as a component of the Corporate Units as the result of a successful remarketing of the debentures or a tax event redemption, each holder of Corporate Units will have the right, at any time on or prior to the fifth business day immediately preceding May 18, 2004, to substitute for the related debentures zero-coupon Treasury securities (CUSIP No. 912820BJ5) maturing on May 17, 2004, which we refer to as Treasury securities, in a total principal amount at maturity equal to the aggregate principal amount of the debentures for which substitution is being made. This substitution will create Treasury Units, and the applicable debentures will be released to the holder.

     Because Treasury securities are issued in multiples of $1,000, holders of Corporate Units may make this substitution only in integral multiples of 40 Corporate Units. If the Treasury portfolio has replaced the debentures as a component of the Corporate Units as the result of a successful remarketing of the debentures or a tax event redemption, holders of Corporate Units may make substitutions only in multiples of 32,000 Corporate Units, at any time on or prior to the second business day immediately preceding May 18, 2004. In such a case, Holders would also obtain the release of the appropriate applicable ownership interest in the Treasury portfolio rather than a release of the applicable debentures.

     Each Treasury Unit will consist of a unit with a stated amount of $25 comprising:

     (1) a purchase contract under which the holder will purchase from us not later than May 18, 2004, for the stated amount, a number of newly issued shares of our common stock equal to the settlement rate, and

     (2) a 2.5% undivided beneficial ownership interest in a Treasury security with a principal amount of $1,000.

     For example, to create 40 Treasury Units if the Treasury portfolio has not replaced the debentures as a component of a Corporate Unit, the Corporate Unit holder will:

     - deposit with the collateral agent a Treasury security maturing on May 17, 2004 that has a principal amount at maturity of $1,000, and

     - transfer 40 Corporate Units to the purchase contract agent accompanied by a notice stating that the holder has deposited a Treasury security with the collateral agent and requesting the release to the holder of the 40 debentures relating to the 40 Corporate Units.

     Upon the deposit and receipt of an instruction from the purchase contract agent, the collateral agent will release the related 40 debentures from the pledge under the pledge agreement, free and clear of our security interest, to the purchase contract agent. The purchase contract agent then will

     - cancel the 40 Corporate Units,

     - transfer the 40 related debentures to the holder, and

     - deliver 40 Treasury Units to the holder.

     The Treasury security will be substituted for the debentures and will be pledged to the collateral agent to secure the holder's obligation to purchase common stock under the related purchase contracts. The related debentures released to the holder thereafter will trade separately from the resulting Treasury Units.

RECREATING CORPORATE UNITS

     Unless the Treasury portfolio has replaced the debentures as a component of the Corporate Units as the result of a successful remarketing of the debentures or a tax event redemption, each holder of Treasury Units will have the right, at any time on or prior to the fifth business day immediately preceding May 18, 2004, to substitute for the related Treasury securities held by the collateral agent debentures in an aggregate principal amount equal to the aggregate principal amount at stated maturity of the Treasury securities. This substitution would create Corporate Units, and the applicable Treasury securities would be released to the holder.

     Because Treasury securities are issued in integral multiples of $1,000, holders of Treasury Units may make this substitution only in integral multiples of 40 Treasury Units. If the Treasury portfolio has replaced the debentures as a component of the Corporate Units as the result of a successful remarketing of the debentures or a tax event redemption, holders of the Treasury Units may make this substitution at any time on or prior to the second business day immediately preceding May 18, 2004, but using the appropriate applicable ownership percentage in the Treasury portfolio instead of debentures and only in integral multiples of 32,000 Treasury Units.

     For example, to create 40 Corporate Units if the Treasury portfolio has not replaced the debentures as a component of a Corporate Unit, the Treasury Unit holder will:

     - deposit with the collateral agent 40 debentures, which debentures must be purchased in the open market at the holder's expense, and

     - transfer 40 Treasury Unit certificates to the purchase contract agent accompanied by a notice stating that the Treasury Unit holder has deposited 40 debentures with the collateral agent and requesting that the purchase contract agent instruct the collateral agent to release the Treasury security relating to the Treasury Units.

     Upon the deposit and receipt of an instruction from the purchase contract agent, the collateral agent will release the related Treasury securities from the pledge under the pledge agreement, free and clear of our security interest, to the purchase contract agent. The purchase contract agent will then

     - cancel the 40 Treasury Units,

     - transfer the related Treasury securities to the holder of Treasury Units, and

     - deliver 40 Corporate Units to the holder of Treasury Units.

     The substituted debentures will be pledged with the collateral agent to secure the Corporate Unit holder's obligation to purchase common stock under the related purchase contracts.

     Holders that elect to substitute pledged securities, thereby creating Treasury Units or recreating Corporate Units, will be responsible for any fees or expenses payable in connection with the substitution.

CURRENT PAYMENTS

     Holders of Corporate Units are entitled to receive aggregate cash distributions at a rate of 6.50% of the stated amount per year from and after the original issue date payable quarterly in arrears. The quarterly payments on the Corporate Units will consist of cash distributions on the related debentures or the applicable ownership interest in the Treasury portfolio, as applicable, payable at the rate of 6.50% of the stated amount per year. In addition, OID will accrue on the related debentures.

     Holders who create Treasury Units will not be entitled to receive any cash distributions. However, OID will accrue on the related Treasury securities.

     Our obligations with respect to the debentures will be senior and unsecured and will rank on an equal basis in right of payment with all of our other senior unsecured obligations.

Voting and Certain Other Rights

     Holders of purchase contracts forming part of the Corporate Units or Treasury Units, in their capacities as such holders, will have no voting or other rights in respect of the common stock.

Listing of the Securities

     The Corporate Units have been approved for listing on the NYSE under the symbol "NRZ." Unless and until substitution has been made as described in "-- Creating Treasury Units" or "-- Recreating Corporate Units," neither the debenture or Treasury portfolio component of a Corporate Unit nor the Treasury security component of a Treasury Unit will trade separately from Corporate Units or Treasury Units. The debenture or Treasury portfolio component will trade as a unit with the purchase contract component of the Corporate Units, and the Treasury security component will trade as a unit with the purchase contract component of the Treasury Units. If Treasury Units or debentures are separately traded to a sufficient extent that the applicable exchange listing requirements are met, we will endeavor to cause the Treasury Units or debentures to be listed on the exchange on which the Corporate Units are then listed, including, if applicable, the NYSE.

Miscellaneous

     We or our affiliates may from time to time purchase any of the securities offered by this prospectus supplement which are then outstanding by tender, in the open market or by private agreement.

                     DESCRIPTION OF THE PURCHASE CONTRACTS

     The summary of the purchase contract agreement, purchase contract, pledge agreement, remarketing agreement, supplemental remarketing agreement, indenture and supplemental indenture set forth below is not complete and is qualified in all respects by reference to those agreements, forms of which have been filed as exhibits to the registration statement of which this prospectus supplement forms a part.

PURCHASE OF COMMON STOCK

     Each purchase contract underlying an Equity Unit will obligate the holder of the purchase contract to purchase, and us to sell, on May 18, 2004, for an amount in cash equal to $25, the stated amount of the Equity Units, a number of newly issued shares of common stock equal to the "settlement rate." The settlement rate will be calculated, subject to adjustment under the circumstances described in "-- Anti-Dilution Adjustments," as follows:

     - If the applicable market value is equal to or greater than the threshold appreciation price of $32.94, which is approximately 22% above the reference price of $27.00, the settlement rate will be 0.7590, which is equal to the stated amount divided by the threshold appreciation price. Accordingly, if, between the date of this prospectus supplement and the period during which the applicable market value is measured, the market price for the common stock increases to an amount that is higher than the threshold appreciation price, the aggregate market value of the shares of common stock issued upon settlement of each purchase contract will be higher than the stated amount, assuming that the market value is the same as the applicable market value of the common stock. If the market price is the same as the threshold appreciation price, the aggregate market value of the shares will be equal to the stated amount, assuming that the market value is the same as the applicable market value of the common stock;

     - If the applicable market value is less than the threshold appreciation price but greater than the reference price, the settlement rate will be equal to the stated amount divided by the applicable market value. Accordingly, if the market price for the common stock increases between the date of this prospectus supplement and the period during which the applicable market value is measured, but the market price is less than the threshold appreciation price, the aggregate market value of the shares of common stock issued upon settlement of each purchase contract will be equal to the stated amount, assuming that the market value is the same as the applicable market value of the common stock; and

     - If the applicable market value is less than or equal to the reference price, the settlement rate will be 0.9259, which is equal to the stated amount divided by the reference price. Accordingly, if the market price for the common stock decreases between the date of this prospectus supplement and the period during which the applicable market value is measured, the aggregate market value of the shares of common stock issued upon settlement of each purchase contract will be less than the stated amount, assuming that the market value is the same as the applicable market value of the common stock. If the market price stays the same, the aggregate market value of the shares will be equal to the stated amount, assuming that the market value is the same as the applicable market value of the common stock.

     "Applicable market value" means the average of the closing price per share of common stock on each of the twenty consecutive trading days ending on the third trading day immediately preceding May 18, 2004.

     "Closing price" of the common stock on any date of determination means the closing sale price (or, if no closing price is reported, the last reported sale price) of the common stock on the NYSE on that date or, if the common stock is not listed for trading on the NYSE on any such date, as reported in the composite transactions for the principal United States national or regional securities exchange on which the common stock is so listed. If the common stock is not so listed on a United States national or regional securities exchange, the closing price means the last closing sale price of the common stock as reported by the Nasdaq Stock Market, or, if the common stock is not so reported, the last quoted bid price for the common stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization. If the bid price is not available, the closing price means the market value of the common stock on the date of determination as determined by a nationally recognized independent investment banking firm retained by us for this purpose.

     A "trading day" means a day on which the common stock

     - is not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business and

     - has traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of the common stock.

     We will not issue any fractional shares of common stock pursuant to the purchase contracts. In lieu of fractional shares otherwise issuable (calculated on an aggregate basis) in respect of purchase contracts being settled by a holder of Corporate Units or Treasury Units, the holder will be entitled to receive an amount of cash equal to the fraction of a share times the applicable market value.

     On the business day immediately preceding May 18, 2004, unless:

     - a holder of Corporate Units or Treasury Units has settled the related purchase contracts prior to May 18, 2004 through the early delivery of cash to the purchase contract agent in the manner described under "-- Early Settlement,"

     - a holder of Corporate Units has settled the related purchase contracts with separate cash on the business day immediately preceding May 18, 2004 pursuant to prior notice in the manner described under "-- Notice to Settle with Cash,"

     - a holder of Corporate Units has had the debentures related to the holder's purchase contracts remarketed on the third business day immediately preceding May 18, 2004 in the manner described herein, or

     - an event described under "-- Termination" below has occurred,

then

     - in the case of Corporate Units, unless the Treasury portfolio has replaced the debentures as a component of the Corporate Units as the result of a successful remarketing of the debentures or a tax event redemption, we will exercise our rights as a secured party to dispose of the debentures in accordance with applicable law, and

     - in the case of Treasury Units or, in the event that the Treasury portfolio has replaced the debentures as a component of the Corporate Units as the result of a successful remarketing of the debentures or a tax event redemption, in the case of Corporate Units, the principal amount of the related Treasury securities, or the appropriate applicable ownership interest of the Treasury portfolio, as applicable, when paid at maturity, will automatically be applied to satisfy in full the holder's obligation to purchase common stock under the related purchase contracts.

     The common stock will then be issued and delivered to the holder or the holder's designee, upon presentation and surrender of the certificate evidencing the Equity Units and payment by the holder of any transfer or similar taxes payable in connection with the issuance of the common stock to any person other than the holder.

     Each holder of Corporate Units or Treasury Units, by acceptance of these securities, will be deemed to have:

     - irrevocably agreed to be bound by the terms and provisions of the related purchase contracts and the pledge agreement and to have agreed to perform its obligations thereunder for so long as the holder remains a holder of the Equity Units, and

     - duly appointed the purchase contract agent as the holder's attorney-in-fact to enter into and perform the related purchase contracts and pledge agreement on behalf of and in the name of the holder.

     In addition, each beneficial owner of Corporate Units or Treasury Units, by acceptance of this interest, will be deemed to have agreed to treat

     - itself as the owner of the related debentures, the appropriate applicable ownership interest of the Treasury portfolio or the Treasury securities, as the case may be, and

     - the debentures as indebtedness for all United States federal income tax purposes.

REMARKETING

     Pursuant to the remarketing agreement and subject to the terms of the supplemental remarketing agreement among the remarketing agent, the purchase contract agent and us, unless a tax event redemption has occurred, the debentures of Corporate Unit holders will be remarketed on the third business day immediately preceding February 17, 2004.

     The remarketing agent will use its reasonable efforts to remarket these debentures at an aggregate price of approximately 100.5% of the Treasury portfolio price described below. The portion of the proceeds from the remarketing equal to the Treasury portfolio purchase price will be applied to purchase a Treasury portfolio consisting of

     - interest or principal strips of U.S. Treasury securities that mature on or prior to May 17, 2004 in an aggregate amount equal to the principal amount of the debentures included in Corporate Units, and

     - interest or principal strips of U.S. Treasury securities that mature on or prior to May 17, 2004 in an aggregate amount equal to the aggregate interest payment that would be due on that date on the principal amount of the debentures included in Corporate Units if the interest rate on the debentures were not reset as described in "Description of the Debentures -- Market Rate Reset".

The Treasury portfolio will be substituted for the debentures and will be pledged to the collateral agent to secure the Corporate Unit holders' obligation to purchase our common stock under the purchase contracts.

     In addition, the remarketing agent may deduct, as a remarketing fee, an amount not exceeding 25 basis points (.25%) of the Treasury portfolio purchase price from any amount of the proceeds in excess of the Treasury portfolio purchase price. The remarketing agent will then remit any remaining portion of the proceeds for the benefit of the holders. Corporate Unit holders whose debentures are remarketed will not otherwise be responsible for the payment of any remarketing fee in connection with the remarketing.

     As used in this context, "Treasury portfolio purchase price" means the lowest aggregate price quoted by a primary U.S. government securities dealer in New York City to the quotation agent on the third business day immediately preceding February 17, 2004 for the purchase of the Treasury portfolio described above for settlement on February 17, 2004.

     "Quotation agent" means Merrill Lynch Government Securities, Inc. or its successor or any other primary U.S. government securities dealer in New York City selected by us.

     If (1) despite using its reasonable efforts, the remarketing agent cannot remarket the related debentures, other than to us, at a price equal to or greater than 100% of the Treasury portfolio purchase price, or (2) the remarketing has not occurred because a condition precedent to the remarketing has not been fulfilled, in each case resulting in a failed remarketing, the debentures will continue to be a component of Corporate Units, and another remarketing may be attempted as described below.

     If the remarketing of the debentures on the third business day preceding February 17, 2004 has resulted in a failed remarketing, and unless a tax event redemption has occurred, the debentures of Corporate Unit holders who have failed to notify the purchase contract agent on or prior to the fifth business day immediately preceding May 18, 2004 of their intention to settle the related purchase contracts with separate cash will be remarketed on the third business day immediately preceding May 18, 2004.

     The remarketing agent will then use its reasonable efforts to remarket these debentures at a price of approximately 100.5% of the aggregate principal amount. The portion of the proceeds from this remarketing equal to the aggregate principal amount of the debentures will be automatically applied to satisfy in full the Corporate Unit holders' obligations to purchase common stock.

     In addition, the remarketing agent may deduct, as a remarketing fee, an amount not exceeding 25 basis points (.25%) of the aggregate principal amount of the remarketed debentures, from any amount of the proceeds in excess of the aggregate principal amount of the remarketed debentures. The remarketing agent will then remit any remaining portion of the proceeds for the benefit of the holders. Corporate Unit holders whose debentures are remarketed will not otherwise be responsible for the payment of any remarketing fee in connection with the remarketing.

     If (1) despite using its reasonable efforts, the remarketing agent cannot remarket the related debentures, other than to us, at a price equal to or greater than 100% of the aggregate principal amount of the debentures, or (2) the remarketing has not occurred because a condition precedent to the remarketing has not been fulfilled, in each case resulting in a failed remarketing, we will exercise our rights as a secured party to dispose of the debentures in accordance with applicable law and satisfy in full each holder's obligation to purchase common stock under the related purchase contracts.

     We will cause a notice of any failed remarketing to be published on the second business day immediately preceding February 17, 2004 or May 18, 2004, as applicable, by publication in a daily newspaper in the English language of general circulation in The City of New York, which is expected to be The Wall Street Journal. In addition, we will request, not later than seven nor more than 15 calendar days prior to a remarketing date, that the depositary notify its participants holding debentures, Corporate Units and Treasury Units of the remarketing, including, in the case of a second failed remarketing, the procedures that must be followed if a debenture holder wishes to exercise its right to put its debenture to us as described in this prospectus supplement. If required, we will endeavor to ensure that a registration statement with regard to the full amount of the debentures to be remarketed will be effective in a form that will enable the remarketing agent to rely on it in connection with the remarketing process. It is currently anticipated that Merrill Lynch, Pierce, Fenner & Smith Incorporated will be the remarketing agent.

EARLY SETTLEMENT

     A holder of Corporate Units may settle the related purchase contracts at any time on or prior to the fifth business day immediately preceding May 18, 2004 by presenting and surrendering the related Equity Unit certificate at the offices of the purchase contract agent with the form of "Election to Settle Early" on the reverse side of such certificate completed and executed as indicated, accompanied by payment to us in immediately available funds of an amount equal to the stated amount times the number of purchase contracts being settled.

     Holders of Corporate Units may settle early only in integral multiples of Corporate Units. If the Treasury portfolio has replaced the debentures as a component of Corporate Units as a result of a successful remarketing of the debentures or a tax event redemption, holders of the Corporate Units may settle early only in integral multiples of 32,000 Corporate Units at any time on or prior to the second business day immediately preceding May 18, 2004.

     A holder of Treasury Units may settle the related purchase contracts at any time on or prior to the second business day immediately preceding May 18, 2004 by presenting and surrendering the related Equity Unit certificate at the offices of the purchase contract agent with the form of "Election to Settle Early" on the reverse side of such certificate completed and executed as indicated, accompanied by payment in immediately available funds of an amount equal to the stated amount times the number of purchase contracts being settled.

     So long as the Equity Units are evidenced by one or more global security certificates deposited with the depositary, procedures for early settlement will also be governed by standing arrangements between the depositary and the purchase contract agent.

     Upon early settlement of the purchase contracts related to any Corporate Units or Treasury Units:

     - the holder will receive 0.7590 newly issued shares of common stock per Corporate Unit or Treasury Unit, subject to adjustment under the circumstances described in "Description of the Purchase
       Contracts -- Anti-Dilution Adjustments" below, accompanied by this prospectus supplement, as amended or stickered, and

     - the debentures, the appropriate applicable ownership interest in the Treasury portfolio or the Treasury securities, as the case may be, related to the Corporate Units or Treasury Units will be transferred to the holder free and clear of our security interest.

     If the purchase contract agent receives an Equity Unit Certificate, accompanied by the completed "Election to Settle Early" and required immediately available funds, from a holder of Equity Units by 5:00 p.m., New York City time, on a business day, that day will be considered the settlement date. If the purchase contract agent receives the above after 5:00 p.m., New York City time, on a business day or at any time on a day that is not a business day, the next business day will be considered the settlement date.

     Upon early settlement of purchase contracts in the manner described above, presentation and surrender of the Equity Unit certificate evidencing the related Corporate Units or Treasury Units and payment of any transfer or similar taxes payable by the holder in connection with the issuance of the related common stock to any person other than the holder of the Corporate Units or Treasury Units, we will cause the shares of common stock being purchased to be issued, and the related debentures, the appropriate applicable ownership interest in the Treasury portfolio or the Treasury securities, as the case may be, securing the purchase contracts to be released from the pledge under the pledge agreement described in "-- Pledged Securities and Pledge Agreement" and transferred, within three business days following the settlement date, to the purchasing holder or the holder's designee.

NOTICE TO SETTLE WITH CASH

     Unless the Treasury portfolio has replaced the debentures as a component of Corporate Units as a result of a successful remarketing of the debentures or a tax event redemption or the holder has notified the purchase contract agent of its intention to elect early settlement, a holder of Corporate Units may settle the related purchase contract with separate cash prior to 11:00 a.m., New York City time, on the business day immediately preceding May 18, 2004. A holder of a Corporate Unit wishing to settle the related purchase contract with separate cash must notify the purchase contract agent by presenting and surrendering the Corporate Unit certificate evidencing the Corporate Unit at the offices of the purchase contract agent with the form of "Notice to Settle by Separate Cash" on the reverse side of the certificate completed and executed as indicated on or prior to 5:00 p.m., New York City time, on the fifth business day immediately preceding May 18, 2004. If a holder who has given notice of its intention to settle the related purchase contract with separate cash fails to deliver the cash to the collateral agent on the business day immediately preceding May 18, 2004, we will exercise our right as a secured party to dispose of, in accordance with applicable law, the related debenture to satisfy in full, from the disposition of the debenture, the holder's obligation to purchase common stock under the related purchase contracts.

ANTI-DILUTION ADJUSTMENTS

     The formula for determining the settlement rate will be subject to adjustment, without duplication, upon the occurrence of certain events, including:

      (a) the payment of dividends and other distributions of common stock or class A common stock on common stock and class A common stock;

      (b) the issuance to all holders of common stock and class A common stock of rights, warrants or options (other than any dividend reinvestment or share purchase plans) entitling them, for a period of up to 45 days, to subscribe for or purchase common stock or class A common stock at less than the current market price thereof;

      (c) subdivisions, splits and combinations of common stock and class A common stock;

      (d) distributions to all holders of common stock and class A common stock of evidences of our indebtedness, shares of capital stock, securities, cash or property (excluding any dividend or distribution covered by clause (a) or (b) above and any dividend or distribution paid exclusively in cash);

      (e) distributions consisting exclusively of cash to all holders of common stock and class A common stock in an aggregate amount that, together with (1) other all-cash distributions made within the preceding 12 months and (2) any cash and the fair market value, as of the expiration of the tender or exchange offer referred to below, of consideration payable in respect of any tender or exchange offer (other than consideration payable in respect of any odd-lot tender offer) by us or any of our subsidiaries for common stock or class A common stock concluded within the preceding 12 months, exceeds 15% of our aggregate market capitalization (aggregate market capitalization being the product of the current market price of common stock multiplied by the number of shares of common stock and Class A common stock then outstanding) on the date of the distribution; and

      (f) the successful completion of a tender or exchange offer made by us or any of our subsidiaries for common stock or class A common stock which involves an aggregate consideration that, together with (1) any cash and the fair market value of other consideration payable in respect of any tender or exchange offer (other than consideration payable in respect of any odd-lot tender offer) by us or any of our subsidiaries for the common stock or class A common stock concluded within the preceding 12 months and (2) the aggregate amount of any all-cash distributions to all holders of common stock and class A common stock made within the preceding 12 months, exceeds 15% of our aggregate market capitalization on the expiration of the tender or exchange offer.

     For purposes of the anti-dilution adjustments described above, the issuance or distribution of any securities by us in connection with an exchange offer, recapitalization, reorganization or similar transaction by us (each, a "Transaction") to facilitate a tax free distribution by Xcel Energy of its interest in us shall not be deemed to require an adjustment under such adjustment provisions as long as in connection with such Transaction we do not pay a premium in the form of cash or securities representing an increased economic interest in us. If any Transaction involving the issuance of other common equity securities of ours is completed with respect to less than all of our common stock, the purchase contracts will entitle the holders of Equity Units to purchase, at the option of each holder, shares of either the common stock or such other common equity securities used in such Transaction at a settlement rate based on the applicable market value of the common stock at the time of the settlement of the purchase contract and the exchange or conversion rate utilized in the original Transaction, after giving effect to any adjustment required for any premium paid other than in shares of such other common equity securities in such Transaction and any subsequent adjustments. If any Transaction involving the issuance of other common equity securities of ours is completed with respect to all of our common stock, the purchase contracts will become contracts to purchase such other common equity securities at a settlement rate based on the applicable market value of such other common equity securities at the time of the settlement of the purchase contract and the exchange or conversion rate utilized in the original Transaction, after giving effect to any adjustment required for any premium paid other than in shares of such other common equity securities in such Transaction and any subsequent adjustments.

     The "current market price" per share of common stock on any day means the average of the daily closing prices for the five consecutive trading days selected by us commencing not more than 30 trading days before, and ending not later than, the earlier of the day in question and the day before the "ex date" with respect to the issuance or distribution requiring the computation. For purposes of this paragraph, the term "ex date," when used with respect to any issuance or distribution, shall mean the first date on which the common stock trades regular way on the applicable exchange or in the applicable market without the right to receive the issuance or distribution.

     Under our certificate of incorporation, any dividends or distributions paid on shares of our common stock or our class A common stock must also be paid pro rata on shares of the other class of common stock, and any split, subdivision or combination of shares of common stock or class A common stock must also be made on shares of the other class of common stock.

     In the case of certain reclassifications (of common equity securities to non-common equity securities), consolidations, mergers, sales or transfers of assets or other transactions pursuant to which the common stock is converted into the right to receive other securities, cash or property, each purchase contract then outstanding would, without the consent of the holders of the related Corporate Unit or Treasury Unit, as the case may be, become a contract to purchase only the kind and amount of securities, cash and other property receivable upon such reorganization event (except as otherwise specifically provided, without any interest thereon and without any right to dividends or distributions thereon which have a record date that is prior to the purchase contract settlement date) which would have been received by the holder of the related Corporate Unit or Treasury Units immediately prior to the date of consummation of such transaction if such holder had then settled such purchase contract.

     If at any time we make a distribution of property to our stockholders which would be taxable to the stockholders as a dividend for United States federal income tax purposes (i.e., distributions out of our current or accumulated earnings and profits of evidences of indebtedness or assets, but generally not stock dividends or rights to subscribe for capital stock) and, pursuant to the settlement rate adjustment provisions of the purchase contract agreement, the settlement rate is increased, this increase may give rise to a taxable dividend to holders of Equity Units.

     In addition, we may make increases in the settlement rate to avoid or diminish any income tax to holders of our capital stock resulting from any dividend or distribution of capital stock (or rights to acquire capital stock) or from any event treated as such for income tax purposes or for any other reasons.

     Adjustments to the settlement rate will be calculated to the nearest 1/10,000th of a share. No adjustment in the settlement rate shall be required unless the adjustment would require an increase or decrease of at least one percent in the settlement rate. However, any adjustments which are not required to be made because they would have required an increase or decrease of less than one percent shall be carried forward and taken into account in any subsequent adjustment.

     We will be required, within ten business days following the adjustment of the settlement rate, to provide written notice to the purchase contract agent of the occurrence of the adjustment and a statement in reasonable detail setting forth the method by which the adjustment to the settlement rate was determined and setting forth the revised settlement rate.

     Each adjustment to the settlement rate will result in a corresponding adjustment to the number of shares of common stock issuable upon early settlement of a purchase contract.

TERMINATION

     The purchase contracts, and the rights and obligations of us and of the holders of the Equity Units under the purchase contracts, including the right and obligation to purchase common stock, will immediately and automatically terminate upon the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to us. Upon any termination, the collateral agent will release the related debentures, the appropriate applicable ownership interest of the Treasury portfolio or the Treasury securities, as the case may be, held by it to the purchase contract agent for distribution to the holders, subject, in the case of the Treasury portfolio or the Treasury securities, to the purchase contract agent's disposition of the subject securities for cash, and the payment of this cash to the holders, to the extent that the holders would otherwise have been entitled to receive less than $1,000 principal amount at maturity of any such security. Upon any termination, however, the release and distribution may be subject to a delay. In the event that we become the subject of a case under the U.S. Bankruptcy Code, the delay may occur as a result of the automatic stay under the Bankruptcy Code and continue until the automatic stay has been lifted. We expect any such delay to be limited.

PLEDGED SECURITIES AND PLEDGE AGREEMENT

     Pledged securities will be pledged to the collateral agent, for our benefit, pursuant to the pledge agreement to secure the obligations of holders of Equity Units to purchase common stock under the related purchase contracts. The rights of holders of Equity Units to the related pledged securities will be subject to our security interest created by the pledge agreement.

     No holder of Corporate Units or Treasury Units will be permitted to withdraw the pledged securities related to the Corporate Units or Treasury Units from the pledge arrangement except

     - to substitute Treasury securities for the related debentures or the appropriate applicable ownership interest of the Treasury portfolio, as the case may be, as provided for under "Description of the Equity
       Units -- Creating Treasury Units",

     - to substitute debentures or the appropriate applicable ownership interest of the Treasury portfolio, as the case may be, for the related Treasury securities, as provided for under "Description of the Equity
       Units -- Recreating Corporate Units", or

     - upon the termination or early settlement of the related purchase contracts.

     Subject to the security interest and the terms of the purchase contract agreement and the pledge agreement, each holder of Corporate Units, unless the Treasury portfolio has replaced the debentures as a component of Corporate Units as a result of a successful remarketing of the debentures or a tax event redemption, will be entitled through the purchase contract agent and the collateral agent to all of the proportional rights and preferences of the related debentures, including distribution, voting, redemption, repayment and liquidation rights. Each holder of Treasury Units and each holder of Corporate Units, if the Treasury portfolio has replaced the debentures as a component of Corporate Units as a result of a successful remarketing of the debentures or a tax event redemption, will retain beneficial ownership of the related Treasury securities or the appropriate applicable ownership interest of the Treasury portfolio, as applicable, pledged in respect of the related purchase contracts. We will have no interest in the pledged securities other than our security interest.

     Except as described in "Certain Provisions of the Purchase Contract Agreement and the Pledge Agreement -- General," the collateral agent will, upon receipt, if any, of payments on the pledged securities, distribute the payments to the purchase contract agent, which will in turn distribute those payments to the persons in whose names the related Corporate Units or Treasury Units are registered at the close of business on the record date immediately preceding the date of payment.

BOOK ENTRY-SYSTEM

     The Depository Trust Company, which we refer to along with its successors in this capacity as the depositary, will act as securities depositary for the Equity Units. The Equity Units will be issued only as fully-registered securities registered in the name of Cede & Co., the depositary's nominee. One or more fully-registered global security certificates, representing the total aggregate number of Equity Units, will be issued and will be deposited with the depositary and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below.

     The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in the Equity Units so long as the Equity Units are represented by global security certificates.

     The depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal

Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The depositary holds securities that its participants deposit with the depositary. The depositary also facilitates the settlement among participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The depositary is owned by a number of its direct participants and by the NYSE, the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the depositary's system is also available to others, including securities brokers and dealers, banks and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a direct participant either directly or indirectly. The rules applicable to the depositary and its participants are on file with the SEC.

     Although the depositary has agreed to the foregoing procedure in order to facilitate transfer of interests in the global security certificates among participants, the depositary is under no obligation to perform or continue to perform these procedures and these procedures may be discontinued at any time. We will not have any responsibility for the performance by the depositary or its direct participants or indirect participants under the rules and procedures governing the depositary.

     In the event that

     - the depositary notifies us that it is unwilling or unable to continue as a depositary for the global security certificates and no successor depositary has been appointed within 90 days after this notice, or

     - an event of default under the purchase contract agreement or the indenture has occurred and is continuing,

certificates for the Equity Units will be printed and delivered in exchange for beneficial interests in the global security certificates. Any global debenture that is exchangeable pursuant to the preceding sentence shall be exchangeable for Equity Units certificates registered in the names directed by the depositary. We expect that these instructions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the global security certificates.

     As long as the depositary or its nominee is the registered owner of the global security certificates, the depositary or the nominee, as the case may be, will be considered the sole owner and holder of the global security certificates and all Equity Units represented by these certificates for all purposes under the Equity Units and the purchase contract agreement. Except in the limited circumstances referred to above, owners of beneficial interests in global security certificates

     - will not be entitled to have such global security certificates or the Equity Units represented by these certificates registered in their names,

     - will not receive or be entitled to receive physical delivery of Equity Units certificates in exchange for beneficial interests in global security certificates and

     - will not be considered to be owners or holders of the global security certificates or any Equity Units represented by these certificates for any purpose under the Equity Units or the purchase contract agreement.

All payments on the Equity Units represented by the global security certificates and all transfers and deliveries of related debentures, Treasury portfolio, Treasury securities and common stock will be made to the depositary or its nominee, as the case may be, as the holder of the securities.

     Ownership of beneficial interests in the global security certificates will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with the depositary or its nominee. Ownership of beneficial interests in global security certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or its nominee, with respect to participants' interests, or any participant, with respect to interests of persons held by the participant on their behalf. Procedures for settlement of purchase contracts on May 18, 2004 or upon early settlement will be governed by arrangements among the depositary, participants and persons that may hold beneficial interests through participants designed to permit settlement without the physical movement of certificates. Payments, transfers, deliveries, exchanges and other matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by the depositary from time to time. None of NRG, the purchase contract agent or any agent of NRG or the purchase contract agent will have any responsibility or liability for any aspect of the depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in global security certificates, or for maintaining, supervising or reviewing any of the depositary's records or any participant's records relating to these beneficial ownership interests.

     The information in this section concerning the depositary and its book-entry system has been obtained from sources that we believe to be reliable, but we have not attempted to verify the accuracy this information.

                  CERTAIN PROVISIONS OF THE PURCHASE CONTRACT
                       AGREEMENT AND THE PLEDGE AGREEMENT

     The summary of the purchase contract agreement and pledge agreement set forth below is not complete and is qualified in all respects by reference to those agreements, forms of which have been filed on exhibits to the registration statement of which this prospectus supplement forms a part.

GENERAL

     Distributions on the Equity Units will be payable, purchase contracts (and documents related to the Equity Units and purchase contracts) will be settled and transfers of the Equity Units will be registrable at the office of the purchase contract agent in the Borough of Manhattan, The City of New York. In addition, if the Equity Units do not remain in book-entry form, payment of distributions on the Equity Units may be made, at our option, by check mailed to the address of the person entitled to payment as shown on the security register.

     Shares of common stock will be delivered on May 18, 2004 (or earlier upon early settlement), or, if the purchase contracts have terminated, the related pledged securities will be delivered potentially after a delay as a result of the imposition of the automatic stay under the Bankruptcy Code (see "Description of the Purchase Contracts -- Termination"), in each case upon presentation and surrender of the Equity Unit certificate at the office of the purchase contract agent.

     If a holder of outstanding Corporate Units or Treasury Units fails to present and surrender the Equity Unit certificate evidencing the Corporate Units or Treasury Units to the purchase contract agent on May 18, 2004, the shares of common stock issuable in settlement of the related purchase contract will be registered in the name of the purchase contract agent. The shares, together with any distributions, will be held by the purchase contract agent as agent for the benefit of the holder until the Equity Unit certificate is presented and surrendered or the holder provides satisfactory evidence that the certificate has been destroyed, lost or stolen, together with any indemnity that may be required by the purchase contract agent and NRG.

     If the purchase contracts have terminated prior to May 18, 2004, the related pledged securities have been transferred to the purchase contract agent for distribution to the holders, and a holder fails to present and surrender the Equity Unit certificate evidencing the holder's Corporate Units or Treasury Units to the purchase contract agent, the related pledged securities delivered to the purchase contract agent and payments on the pledged securities will be held by the purchase contract agent as agent for the benefit of the holder until the Equity Unit certificate is presented or the holder provides the evidence and indemnity described above.

     The purchase contract agent will have no obligation to invest or to pay interest on any amounts held by the purchase contract agent pending distribution, as described above.

     No service charge will be made for any registration of transfer or exchange of the Equity Units, except for any tax or other governmental charge that may be imposed in connection with a transfer or exchange.

MODIFICATION

     The purchase contract agreement will contain provisions permitting us and the purchase contract agent to modify the purchase contract agreement without the consent of the holders for any of the following purposes:

     - to evidence the succession of another person to our obligations,

     - to add to the covenants for the benefit of holders,

     - to evidence and provide for the acceptance of appointment of a successor purchase contract agent,

     - to make provision with respect to the rights of holders pursuant to adjustments in the settlement rate due to consolidations, mergers or other reorganization events, or

     - to cure any ambiguity, to correct or supplement any provisions that may be inconsistent, or to make any other provisions with respect to such matters or questions, provided that such action shall not adversely affect the interest of the holders in any material respect.

     The purchase contract agreement and the pledge agreement will contain provisions permitting us and the purchase contract agent or collateral agent, as the case may be, with the consent of the holders of not less than a majority of the purchase contracts at the time outstanding, to modify the terms of the purchase contracts, the purchase contract agreement and the pledge agreement. However, no such modification may, without the consent of the holder of each outstanding purchase contract affected by the modification,

     - change any payment date,

     - change the amount or type of pledged securities related to the purchase contract, impair the right of the holder of any pledged securities to receive distributions on the pledged securities or otherwise adversely affect the holder's rights in or to the pledged securities,

     - impair the right to institute suit for the enforcement of the purchase contract,

     - reduce the number of shares of common stock or the amount of any other property purchasable under the purchase contract, increase the price to purchase common stock or any other property upon settlement of the purchase contract, change the purchase contract settlement date or otherwise adversely affect the holder's rights under the purchase contract or

     - reduce the above-stated percentage of outstanding purchase contracts the consent of the holders of which is required for the modification or amendment of the provisions of the purchase contracts, the purchase contract agreement or the pledge agreement.

If any amendment or proposal referred to above would adversely affect only the Corporate Units or the Treasury Units, then only the affected class of holders will be entitled to vote on the amendment or proposal and the amendment or proposal will not be effective except with the consent of the holders of not less than a majority of the affected class.

NO CONSENT TO ASSUMPTION

     Each holder of Corporate Units or Treasury Units, by acceptance of these securities, will under the terms of the purchase contract agreement and the Corporate Units or Treasury Units, as applicable, be deemed expressly to have withheld any consent to the assumption (i.e., affirmance) of the related purchase contracts by us or our trustee if we become the subject of a case under the Bankruptcy Code.

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

     We will covenant in the purchase contract agreement that we will not merge or consolidate with or into any other entity or sell, assign, transfer, lease or convey all or substantially all of our properties and assets to any person or entity, unless

     - we are the continuing corporation or the successor entity is a corporation organized and existing under the laws of the United States of America or a U.S. state or the District of Columbia and the corporation expressly assumes our obligations under the purchase contracts, the debentures, the purchase contract agreement, the pledge agreement, the indenture (including any supplemental indenture) and the remarketing agreement and

     - we or the successor corporation is not, immediately after the merger, consolidation, sale, assignment, transfer, lease or conveyance, in default of our or its payment obligations under the purchase contracts, the debentures, the purchase contract agreement, the pledge agreement, the indenture (including any supplemental indenture) and the remarketing agreement or in material default in the performance of any of our or its other obligations under these agreements.

TITLE

     We, the purchase contract agent and the collateral agent may treat the registered owner of any Equity Units as the absolute owner of the Equity Units for the purpose of making payment and settling the related purchase contracts and for all other purposes.

REPLACEMENT OF EQUITY UNIT CERTIFICATES

     In the event that physical certificates have been issued, any mutilated Equity Unit certificate will be replaced by us at the expense of the holder upon surrender of the certificate to the purchase contract agent. Equity Unit certificates that become destroyed, lost or stolen will be replaced by us at the expense of the holder upon delivery to us and the purchase contract agent of evidence of the destruction, loss or theft satisfactory to us and the purchase contract agent. In the case of a destroyed, lost or stolen Equity Unit certificate, an indemnity satisfactory to the purchase contract agent and us may be required at the expense of the holder of the Equity Units evidenced by the certificate before a replacement will be issued.

     Notwithstanding the foregoing, we will not be obligated to issue any Corporate Units or Treasury Units on or after May 18, 2004 (or after early settlement) or after the purchase contracts have terminated. The purchase contract agreement will provide that, in lieu of the delivery of a replacement Equity Unit certificate following May 18, 2004, the purchase contract agent, upon delivery of the evidence and indemnity described above, will deliver the common stock issuable pursuant to the purchase contracts included in the Corporate Units or Treasury Units evidenced by the certificate, or, if the purchase contracts have terminated prior to May 18, 2004, transfer the pledged securities included in the Corporate Units or Treasury Units evidenced by the certificate.

GOVERNING LAW

     The purchase contract agreement, the pledge agreement and the purchase contracts will be governed by, and construed in accordance with, the laws of the State of New York.

INFORMATION CONCERNING THE PURCHASE CONTRACT AGENT

     The Bank of New York will be the purchase contract agent. The purchase contract agent will act as the agent for the holders of Corporate Units and Treasury Units from time to time. The purchase contract agreement will not obligate the purchase contract agent to exercise any discretionary actions in connection with a default under the terms of the Corporate Units and Treasury Units or the purchase contract agreement.

     The purchase contract agreement will contain provisions limiting the liability of the purchase contract agent. The purchase contract agreement will contain provisions under which the purchase contract agent may resign or be replaced. This resignation or replacement would be effective upon the appointment of a successor.

     The Bank of New York maintains commercial banking relationships with us.

INFORMATION CONCERNING THE COLLATERAL AGENT

     The Chase Manhattan Bank will be the collateral agent. The collateral agent will act solely as our agent and will not assume any obligation or relationship of agency or trust for or with any of the holders of the Corporate Units and Treasury Units except for the obligations owed by a pledgee of property to the owner of the property under the pledge agreement and applicable law.

     The pledge agreement will contain provisions limiting the liability of the collateral agent. The pledge agreement will contain provisions under which the collateral agent may resign or be replaced. This resignation or replacement would be effective upon the appointment of a successor.

     The Chase Manhattan Bank maintains commercial banking relationships with us.

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MISCELLANEOUS

     The purchase contract agreement will provide that we will pay all fees and expenses related to

     - the offering of the Equity Units,

     - the retention of the collateral agent and

     - the enforcement by the purchase contract agent of the rights of the holders of the Equity Units.

However, holders who elect to substitute the related pledged securities, thereby creating Treasury Units or recreating Corporate Units, will be responsible for any fees or expenses payable in connection with the substitution, as well as any commissions, fees or other expenses incurred in acquiring the pledged securities to be substituted, and we will not be responsible for any of the fees or expenses.

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                         DESCRIPTION OF THE DEBENTURES

GENERAL

     The debentures are an issue of the securities described in the accompanying prospectus. The debentures will be issued as a separate series of securities under an Indenture dated as of March 13, 2001, as supplemented between us and The Bank of New York, as trustee. The debentures are limited to $250,000,000 (or up to $287,500,000, if the underwriters' over-allotment option is exercised in full) in aggregate principal amount. The debentures will mature on May 16, 2006. The debentures may not be redeemed prior to their stated maturity except as described below. The debentures constitute senior debt securities as described in the prospectus. In addition to the debentures, we may issue from time to time other series of securities under the indenture consisting of notes, debentures or other evidences of indebtedness. Such other series will be separate from and independent of the debentures. The following description of the terms of the debentures supplements and modifies the description of the general terms of the securities set forth in the prospectus, which we request that you read. Reference in this prospectus supplement to debentures refers to 6.50% senior debentures due 2006.

     The debentures will not be subject to a sinking fund provision. Unless a tax event redemption has occurred prior to May 16, 2006, the entire principal amount of the debentures will mature and become due and payable, together with any accrued and unpaid interest, on May 16, 2006. Except for a tax event redemption, the debentures will not be redeemable by us. The change of control provisions described in the prospectus under the heading "Description of Debt Securities -- Certain Covenants of the Company -- Change of Control" will not apply to the debentures.

     Debentures forming a part of the Corporate Units will be issued in certificated form, will be in denominations of $25 and integral multiples of $25, without coupons, and may be transferred or exchanged, without service charge but upon payment of any taxes or other governmental charges payable in connection with the transfer or exchange, at the offices described below. Payments on debentures issued as a global security will be made to the depositary, a successor depositary or, in the event that no depositary is used, to a paying agent for the debentures. Principal and interest with respect to certificated debentures will be payable, the transfer of the debentures will be registrable and debentures will be exchangeable for debentures of other denominations of a like aggregate principal amount, at the office or agency maintained by us for this purpose in the Borough of Manhattan, The City of New York. However, at our option, payment of interest may be made by check mailed to the address of the holder entitled to payment or by wire transfer to an account appropriately designated by the holder entitled to payment. We will appoint The Bank of New York as the initial paying agent, transfer agent and registrar for the debentures. We may at any time designate additional transfer agents and paying agents with respect to the debentures, and may remove any transfer agent, paying agent or registrar for the debentures. We will at all times be required to maintain a paying agent and transfer agent for the debentures in the Borough of Manhattan, The City of New York.

     Any monies deposited with the trustee or any paying agent, or held by us in trust, for the payment of principal of or interest on any debenture and remaining unclaimed for two years after such principal or interest has become due and payable shall, at our request, be repaid to us or released from trust, as applicable, and the holder of the debenture shall thereafter look, as a general unsecured creditor, only to us for the payment thereof.

     The indenture does not contain provisions that afford holders of the debentures protection in the event of a highly leveraged transaction or other similar transaction involving us that may adversely affect the holders.

INTEREST

     Each debenture shall bear interest initially at the rate of 6.50% per year from the original issue date, payable quarterly in arrears on February 16, May 16, August 16 and November 16 of each year, each an "interest payment date," commencing May 16, 2001, to the person in whose name the debenture is
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registered at the close of business on the first day of the month in which the interest payment date falls. In addition, OID will accrue on the debentures.

     The applicable interest rate on the debentures will be reset on the third business day immediately preceding February 17, 2004 to the reset rate described below under "-- Market Rate Reset", unless the remarketing of the debentures on that date fails. If the remarketing of the debentures on that date fails, the interest rate on the debentures will not be reset at that time. However, in these circumstances, the interest rate on the debentures outstanding on and after May 18, 2004 will be reset on the third business day immediately preceding May 18, 2004 to the reset rate described below.

     The amount of interest payable for any period will be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of interest payable for any period shorter than a full quarterly period for which interest is computed will be computed on the basis of the actual number of days elapsed in the 90-day period. In the event that any date on which interest is payable on the debentures is not a business day, the payment of the interest payable on that date will be made on the next succeeding day that is a business day, without any interest or other payment in respect of the delay, except that, if the business day is in the next succeeding calendar year, then the payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on the scheduled payment date.

MARKET RATE RESET

     The reset rate will be equal to the sum of the reset spread and the rate of interest on the applicable benchmark Treasury in effect on the third business day immediately preceding February 17, 2004 or May 18, 2004, as the case may be, and will be determined by the reset agent. In the case of a reset on the third business day immediately preceding February 17, 2004, the reset rate will be the rate determined by the reset agent as the rate the debentures should bear in order for the debentures included in Corporate Units to have an approximate aggregate market value on the reset date of 100.5% of the Treasury portfolio purchase price described under "Description of the Purchase
Contracts -- Remarketing." In the case of a reset on the third business day immediately preceding May 18, 2004, the reset rate will be the rate determined by the reset agent as the rate the debentures should bear in order for each debenture to have an approximate market value of 100.5% of the principal amount of the debenture. The reset rate will in no event exceed the maximum rate permitted by applicable law.

     The "applicable benchmark Treasury" means direct obligations of the United States, as agreed upon by us and the reset agent (which may be obligations traded on a when-issued basis only), having a maturity comparable to the remaining term to maturity of the debentures, which will be two years or two and one-quarter years as applicable. The rate for the applicable benchmark Treasury will be the bid side rate displayed at 10:00 A.M., New York City time, on the third business day immediately preceding February 17, 2004 or May 18, 2004, as applicable, in the Telerate system (or if the Telerate system is no longer available on that date or, in the opinion of the reset agent (after consultation with us), no longer an appropriate system from which to obtain the rate, such other nationally recognized quotation system as, in the opinion of the reset agent (after consultation with us), is appropriate). If this rate is not so displayed, the rate for the applicable benchmark Treasury will be, as calculated by the reset agent, the yield to maturity for the applicable benchmark Treasury, expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis, and computed by taking the arithmetic mean of the secondary market bid rates, as of 10:30 A.M., New York City time, on the third business day immediately preceding February 17, 2004 or May 18, 2004, as applicable, of three leading United States government securities dealers selected by the reset agent (after consultation with us) (which may include the reset agent or an affiliate thereof). It is currently anticipated that Merrill Lynch, Pierce, Fenner & Smith Incorporated will be the reset agent.

     On the tenth business day immediately preceding February 17, 2004 or May 18, 2004, the applicable benchmark Treasury to be used to determine the reset rate on the third business day prior to February 17, 2004 or May 18, 2004, as applicable, will be selected, and the reset spread to be added to the rate on the

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applicable benchmark Treasury in effect on the third business day immediately preceding February 17, 2004 or May 18, 2004, as applicable, will be established by the reset agent, and the reset spread and the applicable benchmark Treasury will be announced by us (the "reset announcement date"). We will cause a notice of the reset spread and the applicable benchmark Treasury to be published on the business day following the reset announcement date by publication in a daily newspaper in the English language of general circulation in The City of New York, which is expected to be The Wall Street Journal. We will request, not later than 7 nor more than 15 calendar days prior to the reset announcement date, that the depositary notify its participants holding debentures, Corporate Units or Treasury Units of the reset announcement date and of the procedures that must be followed if any owner of Corporate Units wishes to settle the related purchase contract with cash on the business day immediately preceding May 18, 2004.

OPTIONAL REMARKETING

     On or prior to the fifth business day immediately preceding February 17, 2004, in the case of the remarketing to be conducted on the third business day preceding February 17, 2004, or May 18, 2004, in the case of the remarketing, if any, to be conducted on the third business day preceding May 18, 2004, but no earlier than the payment date immediately preceding February 17, 2004 or May 18, 2004, as applicable, holders of debentures that are not components of Corporate Units may elect to have their debentures remarketed in the same manner as debentures that are components of Corporate Units by delivering their debentures along with a notice of this election to the custodial agent. The custodial agent will hold the debentures in an account separate from the collateral account in which the pledged securities will be held. Holders of debentures electing to have their debentures remarketed will also have the right to withdraw the election on or prior to the fifth business day immediately preceding February 17, 2004 or May 18, 2004, as applicable.

PUT OPTION UPON A FAILED REMARKETING

     If the remarketing of the debentures on the third business immediately preceding May 18, 2004 has occurred and has resulted in a failed remarketing, holders of debentures following May 18, 2004 will have the right to put the debentures to us on June 30, 2004, upon at least three business days' prior notice, at a price equal to the principal amount, plus accrued and unpaid interest, if any.

TAX EVENT REDEMPTION

     If a tax event occurs and is continuing, we may, at our option, redeem the debentures in whole, but not in part, at any time at a price, which we refer to as the redemption price, equal to, for each debenture, the redemption amount described below plus accrued and unpaid interest, if any, to the date of redemption. Installments of interest on debentures which are due and payable on or prior to a redemption date will be payable to the holders of the debentures registered as such at the close of business on the relevant record dates. If, following the occurrence of a tax event, we exercise our option to redeem the debentures, the proceeds of the redemption will be payable in cash to the holders of the debentures. If the tax event redemption occurs prior to February 17, 2004, or if the debentures are not successfully remarketed on the third business day immediately preceding February 17, 2004, prior to May 18, 2004, the redemption price for the debentures forming a part of the Corporate Units will be distributed to the collateral agent, who in turn will purchase the Treasury portfolio described below on behalf of the holders of Corporate Units and remit the remainder of the redemption price, if any, to the purchase contract agent for payment to the holders. The Treasury portfolio will be substituted for the debentures and will be pledged to the collateral agent to secure the Corporate Unit holders' obligations to purchase our common stock under the purchase contracts.

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     "Tax event" means the receipt by us of an opinion of Gibson, Dunn &
Crutcher LLP or other nationally recognized independent tax counsel experienced in such matters to the effect that there is more than an insubstantial risk that interest payable by us on the debentures would not be deductible, in whole or in part, by us for United States federal income tax purposes as a result of

     - any amendment to, change in, or announced proposed change in, the laws, or any regulations thereunder, of the United States or any political subdivision or taxing authority thereof or therein affecting taxation,

     - any amendment to or change in an interpretation or application of any such laws or regulations by any legislative body, court, governmental agency or regulatory authority or

     - any interpretation or pronouncement that provides for a position with respect to any such laws or regulations that differs from the generally accepted position on the original issue date,

which amendment, change or proposed change is effective or which interpretation or pronouncement is announced on or after the original issue date.

     The Treasury portfolio to be purchased on behalf of the holders of Corporate Units will consist of

     - interest or principal strips of U.S. Treasury securities which mature on or prior to May 17, 2004 in an aggregate amount equal to the aggregate principal amount of the debentures included in Corporate Units and

     - with respect to each scheduled interest payment date on the debentures that occurs after the tax event redemption date and on or before May 18, 2004, interest or principal strips of U.S. Treasury securities which mature on or prior to that interest payment date in an aggregate amount equal to the aggregate interest payment that would be due on the aggregate principal amount of the debentures on that date if the interest rate of the debentures was not reset on the applicable reset date.

     Solely for purposes of determining the Treasury portfolio purchase price in the case of a tax event redemption date occurring after February 17, 2004, or May 18, 2004 if the remarketing of the debentures on the third business preceding February 17, 2004 resulted in a failed remarketing, "Treasury portfolio" shall mean a portfolio of zero-coupon U.S. Treasury securities consisting of

     - principal or interest strips of U.S. Treasury securities which mature on or prior to May 16, 2006 in an aggregate amount equal to the aggregate principal amount of the debentures outstanding on the tax event redemption date

     - with respect to each scheduled interest payment date on the debentures that occurs after the tax event redemption date, interest or principal strips of U.S. Treasury securities which mature on or prior to that interest payment date in an aggregate amount equal to the aggregate interest payment that would be due on aggregate principal amount of the debentures outstanding on the tax event redemption date if the interest rate of the debentures was not reset on the applicable reset date.

     "Redemption amount" means

     - in the case of a tax event redemption occurring prior to February 17, 2004, or prior to May 18, 2004 if the remarketing of the debentures on the third business preceding February 17, 2004 resulted in a failed remarketing, for each debenture the product of the principal amount of the debenture and a fraction whose numerator is the Treasury portfolio purchase price and whose denominator is the aggregate principal amount of debentures included in Corporate Units, and

     - in the case of a tax event redemption date occurring on or after February 17, 2004, or May 18, 2004 if the remarketing of the debentures on the third business preceding February 17, 2004 resulted in a failed remarketing, for each debenture the product of the principal amount of the debenture and a fraction whose numerator is the Treasury portfolio purchase price and whose

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

       denominator is the aggregate principal amount of the debentures outstanding on the tax event redemption date.

     "Treasury portfolio purchase price" means the lowest aggregate price quoted by a primary U.S. government securities dealer in New York City to the quotation agent on the third business day immediately preceding the tax event redemption date for the purchase of the Treasury portfolio for settlement on the tax event redemption date.

     "Quotation agent" means Merrill Lynch Government Securities, Inc. or its successor or any other primary U.S. government securities dealer in New York City selected by us.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each registered holder of debentures to be redeemed at its registered address. Unless we default in payment of the redemption price, on and after the redemption date interest shall cease to accrue on the debentures. In the event any debentures are called for redemption, neither we nor the debt trustee will be required to register the transfer of or exchange the debentures to be redeemed.

BOOK-ENTRY AND SETTLEMENT

     Debentures which are released from the pledge following substitution or early settlement will be issued in the form of one or more global certificates, which we refer to as global securities, registered in the name of the depositary or its nominee. Except under the limited circumstances described below or except upon recreation of Corporate Units, debentures represented by the global securities will not be exchangeable for, and will not otherwise be issuable as, debentures in certificated form. The global securities described above may not be transferred except by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or to a successor depositary or its nominee.

     The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of the securities in certificated form. These laws may impair the ability to transfer beneficial interests in such a global security.

     Except as provided below, owners of beneficial interests in such a global security will not be entitled to receive physical delivery of debentures in certificated form and will not be considered the holders (as defined in the indenture) thereof for any purpose under the indenture, and no global security representing debentures shall be exchangeable, except for another global security of like denomination and tenor to be registered in the name of the depositary or its nominee or a successor depositary or its nominee. Accordingly, each beneficial owner must rely on the procedures of the depositary or if such person is not a participant, on the procedures of the participant through which such person owns its interest to exercise any rights of a holder under the indenture.

     In the event that

     - the depositary notifies us that it is unwilling or unable to continue as a depositary for the global security certificates and no successor depositary has been appointed within 90 days after this notice,

     - the depositary at any time ceases to be a clearing agency registered under the Securities Exchange Act at which time the depositary is required to be so registered to act as the depositary and no successor depositary has been appointed within 90 days after we learn that the depositary has ceased to be so registered,

     - we, in our sole discretion, determine that the global security certificates shall be so exchangeable or

     - an event of default under the indenture has occurred and is continuing,

certificates for the debentures will be printed and delivered in exchange for beneficial interests in the global security certificates. Any global debenture that is exchangeable pursuant to the preceding sentence shall be exchangeable for debenture certificates registered in the names directed by the depositary. We expect that these instructions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the global security certificates.

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                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of certain of the material United States federal income tax consequences of the purchase, ownership and disposition of the Equity Units, debentures and common stock acquired under a purchase contract. Unless otherwise stated, this summary deals only with Equity Units, debentures and common stock held as capital assets (generally, assets held for investment) by holders that are U.S. persons (defined below) that purchase Equity Units upon original issuance. The tax treatment of a holder may vary depending on such holder's particular situation. This summary does not address all of the tax consequences that may be relevant to holders that may be subject to special tax treatment such as, for example, insurance companies, broker dealers, tax-exempt organizations, or foreign taxpayers. In addition, this summary does not address any aspects of state, local, or foreign tax laws. This summary is based on the United States federal income tax laws, regulations, rulings and decisions in effect as of the date hereof, which are subject to change or differing interpretations, possibly on a retroactive basis. Each investor should consult its tax advisor as to the particular tax consequences of purchasing, owning, and disposing of the Equity Units or debentures or common stock, including the application and effect of United States federal, state, local and foreign tax laws.

     No statutory, administrative or judicial authority directly addresses the treatment of Equity Units or instruments similar to Equity Units for United States federal income tax purposes. As a result, no assurance can be given that the IRS will agree with the tax consequences described herein.

     For purposes of this summary, the term "U.S. person" means (1) a person who is a citizen or resident of the United States, (2) a corporation or partnership created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate the income of which is subject to United States federal income taxation, regardless of its source, or
(4) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust or
(b) such trust has in effect a valid election to be treated as a domestic trust for United States federal income tax purposes.

EQUITY UNITS

     ALLOCATION OF PURCHASE PRICE. A holder's acquisition of Equity Units will be treated as an acquisition of a unit consisting of two components -- in the case of a Corporate Unit, the debenture and the purchase contract constituting such Equity Unit. The purchase price of each Equity Unit will be allocated between the two components in proportion to their respective fair market values at the time of purchase. Such allocation will establish the holder's initial tax basis in the debenture and the purchase contract. NRG will report the fair market value of each debenture as $24.65 and the fair market value of each purchase contract as $0.35. This position will be binding upon each holder (but not on the IRS) unless such holder explicitly discloses a contrary position on a statement attached to such holder's timely filed United States federal income tax return for the taxable year in which an Equity Unit is acquired. Thus, absent such disclosure, a holder should allocate the purchase price for an Equity Unit in accordance with the foregoing. The remainder of this discussion assumes that this allocation of purchase price will be respected for United States federal income tax purposes.

     OWNERSHIP OF DEBENTURES OR TREASURY SECURITIES. A holder will be treated as owning the debentures or Treasury securities constituting a part of the Corporate Units or Treasury Units, respectively, for United States federal income tax purposes. NRG and, by acquiring Equity Units, each holder, agree to treat such holder as the owner, for United States federal income tax purposes, of the debentures or Treasury securities constituting a part of the Equity Units beneficially owned by such holder, and the remainder of this summary assumes such treatment. The United States federal income tax consequences of owning the debentures or Treasury securities are discussed below (see Debentures, "-- Treasury Securities" and "-- Tax Event Redemption of Debentures.").

     SALES, EXCHANGES OR OTHER TAXABLE DISPOSITIONS OF EQUITY UNITS. Upon a sale, exchange or other taxable disposition (collectively, a "disposition") of an Equity Unit, a holder will be treated as having sold,
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exchanged or disposed of the purchase contract and the debentures, the Treasury portfolio or the Treasury securities, that constitute such Equity Unit and generally will recognize gain or loss equal to the difference between the portion of the proceeds to such holder allocable to the purchase contract and the debentures, the Treasury portfolio or Treasury securities, as the case may be, and such holder's respective adjusted tax basis in the purchase contract and the debentures, the Treasury portfolio or Treasury securities, except to the extent that such holder is treated as receiving an amount with respect to accrued but unpaid interest on the Treasury portfolio, which amount will be treated as ordinary interest income to the extent not previously included in income. In the case of the purchase contract, the Treasury portfolio and Treasury securities, such gain or loss will generally be capital gain or loss, and such gain or loss generally will be long-term capital gain or loss if the holder held such Equity Units for more than one year immediately prior to such disposition. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. The rules governing the determination of the character of gain or loss on the disposition of the debentures are summarized under "Debentures -- Sales, Exchanges or Other Taxable Dispositions of Debentures." If the disposition of an Equity Unit occurs when the purchase contract has negative value, the holder should be considered to have received additional consideration for the debentures, Treasury portfolio or Treasury securities, as the case may be, in an amount equal to such negative value and to have paid such amount to be released from the holder's obligation under the purchase contract. Because, as discussed below, any gain on the disposition of debentures prior to the purchase contract settlement date generally will be treated as ordinary interest income for United States federal income tax purposes, the ability to offset such interest income with a loss on the purchase contract may be limited. Holders should consult their tax advisors regarding a disposition of an Equity Unit at a time when the purchase contract has negative value.

DEBENTURES

     CLASSIFICATION OF THE DEBENTURES. In connection with the issuance of the debentures, Gibson, Dunn & Crutcher LLP will deliver an opinion that, under current law, and based on certain representations, facts and assumptions set forth in such opinion, the debentures will be classified as indebtedness for United States federal income tax purposes. NRG and, by acquiring Corporate Units, each holder, agree to treat the debentures as indebtedness of NRG for all United States federal income tax purposes.

     ORIGINAL ISSUE DISCOUNT. Because of the manner in which the interest rate on the debentures is reset, the debentures should be classified as contingent payment debt instruments subject to the "noncontingent bond method" for accruing original issue discount, as set forth in the applicable Treasury Regulations. NRG intends to treat the debentures as such, and the remainder of this discussion assumes that the debentures will be so treated for United States federal income tax purposes. As discussed more fully below, the effects of applying such method will be (1) to require each holder, regardless of its usual method for tax accounting, to use an accrual method with respect to the debentures, (2) for all accrual periods through February 17, 2004, and possibly for accrual periods thereafter, to require each holder to accrue interest income in excess of interest payments actually received and (3) generally to result in ordinary, rather than capital, treatment of any gain or loss on the sale, exchange or other disposition of the debentures. See "--Sale, Exchange or Other Taxable Dispositions of Debentures."

     A holder of debentures will accrue original issue discount on a constant yield to maturity basis based on the "comparable yield" of the debentures. The comparable yield of the debentures will generally be the rate at which we would issue a fixed rate debt instrument with terms and conditions similar to the debentures (which rate will exceed the current interest payments on the debentures). We have determined that the comparable yield is 7.29% and the projected payments for the debentures per $25 of principal amount are $0.28 on May 16, 2001, $0.41 for each subsequent quarter ending on or prior to February 17, 2004 and $0.49 for each quarter ending after February 17, 2004. We have also determined that the projected payment for the debentures, per $25 of principal amount, at the maturity date is $25.49 (which includes the stated principal amount of the debentures as well as the final projected interest payment).

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     If after February 17, 2004, the remaining amounts of principal and interest payable on the debentures differ from the payments set forth on the foregoing projected payment schedule, negative or positive adjustments reflecting such difference should generally be taken into account by a holder as adjustments to interest income in a reasonable manner over the period to which they relate. We expect to account for any such difference with respect to a period as an adjustment for that period.

     Holders are generally bound by the comparable yield and projected payment schedule provided by us unless either is unreasonable. A holder that uses its own comparable yield and projected payment schedule must explicitly disclose this fact and the reason that it has used its own comparable yield and projected payment schedule. In general, this disclosure must be made on a statement attached to the timely filed United States federal income tax return of the holder for the taxable year that includes the date of its acquisition of the debenture.

     The foregoing comparable yield and projected payment schedule is supplied by us solely for computing income under the noncontingent bond method for United States federal income tax purposes and does not constitute a projection or representation as to the amounts that holders of debentures or Corporate Units will actually receive.

     ADJUSTMENT TO TAX BASIS IN DEBENTURES. A holder's tax basis in its debenture will be increased by the amount of original issue discount included in income with respect to the debenture and decreased by payments received with respect to the debenture.

     SALES, EXCHANGES OR OTHER TAXABLE DISPOSITIONS OF DEBENTURES. A holder will recognize gain or loss on a disposition of a debenture (including a redemption for cash or the remarketing thereof) in an amount equal to the difference between the amount realized by the holder on the disposition of the debenture and the holder's adjusted tax basis in such debenture. Selling expenses incurred by a holder, including the remarketing fee, will reduce the amount of gain or increase the amount of loss recognized by such holder upon a disposition of a debenture. Gain recognized on the disposition of a debenture prior to the purchase contract settlement date will be treated as ordinary interest income. Loss recognized on the disposition of a debenture prior to the purchase contract settlement date will be treated as ordinary loss to the extent of such holder's prior inclusions of original issue discount on the debenture and as capital loss thereafter. In general, gain recognized on the disposition of a debenture on or after the purchase contract settlement date will be ordinary interest income to the extent attributable to the excess, if any, of the total remaining principal and interest payments due on the debenture over the total remaining payments set forth on the projected payment schedule for the debenture. Any gain recognized in excess of such amount and any loss recognized on such a disposition will generally be treated as a capital gain or loss. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

TREASURY SECURITIES

     ORIGINAL ISSUE DISCOUNT. A holder of Treasury Units will be required to treat its ownership interest in the Treasury securities comprising a Treasury Unit as an interest in a bond that was originally issued on the date such holder acquired the Treasury securities and that has OID equal to the excess of the amount payable at maturity of such Treasury securities over the purchase price thereof. A holder will be required to include such OID in income on a constant yield to maturity basis over the period between the purchase date of the Treasury securities and the maturity date of the Treasury securities, regardless of such holder's method of tax accounting and in advance of the receipt of cash attributable to such OID. Amounts of OID included in a holder's gross income will increase such holder's adjusted tax basis in its interest in the Treasury securities.

     SALES, EXCHANGES OR OTHER TAXABLE DISPOSITIONS OF TREASURY SECURITIES. As discussed below, in the event that a holder obtains the release of Treasury securities by delivering debentures to the collateral agent, the holder generally will not recognize gain or loss upon such substitution. The holder will recognize gain or loss on a subsequent disposition of the Treasury securities in an amount equal to the difference between the amount realized by the holder on such disposition and the holder's adjusted tax basis in the

Treasury securities. Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the holder held such Treasury securities for more than one year immediately prior to such disposition. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

PURCHASE CONTRACTS

     ACQUISITION OF COMMON STOCK UNDER A PURCHASE CONTRACT. A holder of an Equity Unit generally will not recognize gain or loss on the purchase of common stock under a purchase contract, except with respect to any cash paid in lieu of a fractional share of common stock. Subject to the following discussion, a holder's aggregate initial tax basis in the common stock received under a purchase contract should generally equal the purchase price paid for such common stock plus such holder's adjusted tax basis in the purchase contract (if any), less the portion of such purchase price and adjusted tax basis allocable to the fractional share. The holding period for common stock received under a purchase contract will commence on the day following the acquisition of such common stock.

     In addition, the fact that, pursuant to the purchase contracts, holders of Equity Units may receive common stock or such other common equity securities as may be issued in certain exchange offers, recapitalizations, reorganizations or similar transactions, as described in "Description of the Purchase
Contracts -- Anti-dilution Adjustments," will not alter the United States federal income tax consequences described herein.

     OWNERSHIP OF COMMON STOCK ACQUIRED UNDER THE PURCHASE CONTRACT. Any distribution on common stock paid by NRG out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) will constitute a dividend and will be includible in income by a holder when received. Any such dividend will be eligible for the dividends received deduction if received by an otherwise qualifying corporate holder that meets the holding period and other requirements for the dividends received deduction.

     Upon a disposition of common stock, a holder generally will recognize capital gain or loss equal to the difference between the amount realized and such holder's adjusted tax basis in the common stock. Such capital gain or loss generally will be long-term capital gain or loss if the holder held such common stock for more than one year immediately prior to such disposition. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

     EARLY SETTLEMENT OF PURCHASE CONTRACT. A holder of Equity Units will not recognize gain or loss on the receipt of such holder's proportionate share of debentures, Treasury securities or the Treasury portfolio upon early settlement of a purchase contract and will have the same adjusted tax basis in such debentures, Treasury securities or the Treasury portfolio as before such early settlement.

     TERMINATION OF PURCHASE CONTRACT. If a purchase contract terminates, a holder of an Equity Unit will recognize gain or loss equal to the difference between the amount realized (if any) upon such termination and such holder's adjusted tax basis (if any) in the purchase contract at the time of such termination. Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the holder held such purchase contract for more than one year immediately prior to such termination. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. A holder will not recognize gain or loss on the receipt of such holder's proportionate share of the debentures, Treasury securities or Treasury portfolio upon termination of the purchase contract and will have the same adjusted tax basis in such debentures, Treasury securities or Treasury portfolio as before such distribution.

     ADJUSTMENT TO SETTLEMENT RATE. Holders of Equity Units might be treated as receiving a constructive dividend distribution from NRG if (1) the settlement rate is adjusted and as a result of such adjustment the proportionate interest of holders of Equity Units in NRG's assets or earnings and profits is increased and (2) the adjustment is not made pursuant to a bona fide, reasonable anti-dilution formula. An adjustment in the settlement rate would not be considered made pursuant to such a formula if the adjustment were made to compensate a holder for certain taxable distributions with respect to the common stock.

SUBSTITUTION OF TREASURY SECURITIES TO CREATE OR RECREATE TREASURY UNITS

     A holder of a Corporate Unit that delivers Treasury securities to the collateral agent in substitution for debentures generally will not recognize gain or loss upon the delivery of such Treasury securities or the release of the debentures to such holder. Such holder will continue to take into account items of income or deduction otherwise includible or deductible, respectively, by such holder with respect to such Treasury securities and debentures, and such holder's adjusted tax bases in the Treasury securities, the debentures and the purchase contract will not be affected by such delivery and release.

SUBSTITUTION OF DEBENTURES TO RECREATE CORPORATE UNITS

     A holder of a Treasury Units that delivers debentures to the collateral agent in substitution for Treasury securities generally will not recognize gain or loss upon the delivery of such debentures or the release of the Treasury securities to the holder. Such holder will continue to take into account items of income or deduction otherwise includible or deductible, respectively, by such holder with respect to such Treasury securities and debentures, and such holder's adjusted tax bases in the Treasury securities, the debentures and the purchase contract will not be affected by such delivery and release.

REMARKETING AND TAX EVENT REDEMPTION OF DEBENTURES

     A remarketing or tax event redemption will be a taxable event for holders of debentures which will be subject to tax in the manner described under "Debentures -- Sales, Exchanges or Other Taxable Dispositions of Debentures."

     OWNERSHIP OF TREASURY PORTFOLIO. NRG and, by acquiring Corporate Units, each holder, agree to treat such holder as the owner, for United States federal income tax purposes, of the applicable ownership interest of the Treasury portfolio constituting a part of the Corporate Units beneficially owned by such holder in the event of a remarketing of the debentures on the third business day preceding February 17, 2004 or a tax event redemption prior to the purchase contract settlement date. Each holder will include in income any amount earned on such pro rata portion of the Treasury portfolio for all United States federal income tax purposes. The remainder of this summary assumes that holders of Corporate Units will be treated as the owners of the applicable ownership interest of the Treasury portfolio constituting a part of such Corporate Units for United States federal income tax purposes.

     INTEREST INCOME AND ORIGINAL ISSUE DISCOUNT. The Treasury portfolio will consist of stripped U.S. Treasury securities. Following a remarketing of the debentures on the third business day preceding February 17, 2004 or a tax event redemption prior to purchase contract settlement date, a holder of Corporate Units will be required to treat its pro rata portion of each U.S. Treasury security in the Treasury portfolio as a bond that was originally issued on the date the collateral agent acquired the relevant U.S. Treasury securities and that has OID equal to the holder's pro rata portion of the excess of the amounts payable on such U.S. Treasury securities over the value of the U.S. Treasury securities at the time the collateral agent acquires them on behalf of holders of Corporate Units. A holder, whether on the cash or accrual method of tax accounting, will be required to include OID (other than OID on short-term U.S. Treasury securities as defined below) in income for United States federal income tax purposes as it accrues on a constant yield to maturity basis. The amount of such excess will constitute only a portion of the total amounts payable in respect of the Treasury portfolio. Consequently, a portion of each scheduled interest payment to holders will be treated as a return of such holders' investment in the Treasury portfolio and will not be considered current income for United States federal income tax purposes.

     In the case of any U.S. Treasury security with a maturity of one year or less from the date of its issue (a "short-term U.S. Treasury Security"), in general only accrual basis taxpayers will be required to include OID in income as it accrues. Unless such accrual basis holder elects to accrue the OID on a short-term U.S. Treasury Security according to the constant yield to maturity basis, such OID will be accrued on a straight-line basis.

     TAX BASIS OF THE TREASURY PORTFOLIO. A holder's initial tax basis in such holder's applicable ownership interest of the Treasury portfolio will equal such holder's pro rata portion of the amount paid by the collateral agent for the Treasury portfolio. A holder's adjusted tax basis in the Treasury portfolio will be increased by the amount of OID included in income with respect thereto and decreased by the amount of cash received in respect of the Treasury portfolio.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the underwriting agreement between NRG Energy, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston Corporation, CIBC World Markets Corp., J.P. Morgan Securities Inc. and Salomon Smith Barney Inc., acting as underwriters (the "underwriters"), we have agreed to sell to each of the underwriters, and each of the underwriters has severally agreed to purchase from us, the number of Corporate Units set forth opposite its name below.

                                                                 NUMBER OF
                                                              CORPORATE UNITS
UNDERWRITER                                                   ---------------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................     4,000,001
Credit Suisse First Boston Corporation......................     4,000,001
CIBC World Markets Corp. ...................................       666,666
J.P. Morgan Securities Inc. ................................       666,666
Salomon Smith Barney Inc. ..................................       666,666
                                                                ----------
             Total..........................................    10,000,000
                                                                ==========

     The underwriters have agreed to purchase all of the Corporate Units sold pursuant to the underwriting agreement if any of these Corporate Units are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or if indemnification is not allowed, to contribute to payments the underwriters may be required to make because of those liabilities.

     The underwriters are offering the Corporate Units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Corporate Units, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The underwriters have advised us that they propose initially to offer the Corporate Units to the public at the public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at such price less a concession not in excess of $0.45 per Corporate Unit. After the initial public offering, the public offering price and concession may be changed.

     The expenses of the offering, not including the underwriting discount, are estimated to be $497,500 and are payable by us.

OVER-ALLOTMENT OPTION

     The underwriters have an option to purchase up to an additional 1,500,000 Corporate Units at the public offering price set forth on the cover page of this prospectus supplement less underwriting commissions. The underwriters can exercise this option for a period of 30 days after the date of this prospectus supplement. If the underwriters exercise this option, each underwriter will have a firm commitment, subject to some conditions, to purchase approximately the same percentage of any additional Corporate Units as the percentage of the Corporate Units initially offered that such underwriter has agreed to purchase. The underwriters may exercise this option only to cover over-allotments, if any, made on the sale of Corporate Units offered hereby.

NEW YORK STOCK EXCHANGE LISTING

     The Corporate Units are a new issue of securities with no established trading market. We have applied to have the Corporate Units listed on the NYSE. We have been advised by the underwriters that they intend to make a market in the securities, but they are not obligated to do so and may discontinue market-making at any time without notice. We can provide no assurance as to the liquidity of, or any trading market for, the securities.

PRICE STABILIZATION AND SHORT POSITIONS

     Until the distribution of the securities is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and any selling group members to bid for and purchase the securities or shares of our common stock. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize the price of the securities or our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities or our common stock.

     If the underwriters create a short position in the securities in connection with the offering, i.e., if they sell more securities than are set forth on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing securities in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment options described above.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security and our common stock to be higher than it might be in the absence of such purchases.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities or our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

NO SALE OF SIMILAR SECURITIES

     We have agreed, with certain exceptions, not to sell or transfer any Equity Units, purchase contracts, common stock or any similar securities of NRG Energy, Inc. for 60 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch and Credit Suisse First Boston Corporation. Specifically, we have agreed, with certain exceptions, not to directly or indirectly:

     - offer, pledge, sell or contract to sell any Equity Units, purchase contracts, common stock or any similar securities or any security convertible into such securities,

     - sell any option or contract to purchase any Equity Units, purchase contracts, common stock or any similar securities or any security convertible into such securities,

     - purchase any option or contract to sell any Equity Units, purchase contracts, common stock or any similar securities or any security convertible into such securities,

     - grant any option for the sale of any Equity Units, purchase contracts, common stock or any similar securities or any security convertible into such securities,

     - transfer or otherwise dispose of Equity Units, purchase contracts, common stock or any similar securities or any security convertible into such securities,

     - enter into such swap or other agreement or transaction that transfers the economic equivalent of ownership of Equity Units, purchase contracts, common stock or any similar securities or any security convertible into such securities,

     Our executive officers and Xcel Energy have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse First Boston Corporation for a period of 60 days after the date of this prospectus supplement, except as previously consented to by Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse First Boston Corporation.

     This prospectus supplement, as amended or supplemented, may be used by the remarketing agent for remarketing or upon early settlement or cash settlement of the purchase contracts.

     Merrill Lynch will be facilitating internet distribution for this offering to certain of its internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus supplement is available on the internet Web site maintained by Merrill Lynch and on the Web site maintained by Credit Suisse First Boston Corporation. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, CSFBdirect Inc., an online broker/dealer as a selling group member.

     Other than the prospectus supplement in electronic format, information on the Web sites are not intended to be part of this prospectus supplement.

     Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse First Boston Corporation are the agents under the Bridge Credit Agreement. In addition, affiliates of the underwriters are lenders under the Bridge Credit Agreement and will receive a portion of the amounts repaid under the Bridge Credit Agreement with proceeds of the offering. Accordingly, this offering is being conducted in accordance with Rule 2710(c)(8) of the Conduct Rules of The National Association of Securities Dealers, Inc., and Salomon Smith Barney Inc. is acting as "qualified independent underwriter," as defined by NASD rules, in pricing the offering and conducting due diligence. We will pay Salomon Smith Barney Inc. $10,000 for serving as qualified independent underwriter.

     In the ordinary course of business, certain of the underwriters and their affiliates have from time to time provided investment banking and financial advisory services to us and our affiliates and have also acted as representatives of various other underwriters in connection with public offerings of our common stock and debt securities.

                                 LEGAL MATTERS

     Gibson, Dunn & Crutcher LLP has rendered an opinion which was filed as an exhibit to the registration statement with respect to the legality of the Corporate Units. Legal matters with respect to the Corporate Units will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP. Each of Gibson, Dunn & Crutcher LLP and Skadden, Arps, Slate, Meagher & Flom LLP have from time to time represented us, and may in the future from time to time represent us, in connection with various matters. See "Legal Matters" in the accompanying prospectus.

PROSPECTUS

                                 $1,650,000,000

                                   [NRG LOGO]

                                NRG ENERGY, INC.

                DEBT SECURITIES, PREFERRED STOCK, COMMON STOCK,
          DEPOSITARY SHARES, DEBT WARRANTS, PREFERRED STOCK WARRANTS,
                COMMON STOCK WARRANTS, STOCK PURCHASE CONTRACTS,
                   STOCK PURCHASE UNITS AND HYBRID SECURITIES
                     COMBINING FEATURES OF THESE SECURITIES

                           -------------------------

     We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

     Our common stock is listed on the New York Stock Exchange under the symbol "NRG."

                           -------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

                           -------------------------

                THE DATE OF THIS PROSPECTUS IS JANUARY 29, 2001

     No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus, nor any sale made hereunder, shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to the date of such information.

                           -------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
About this Prospectus.......................................       1
Where You Can Find More Information.........................       1
Forward-Looking Statements..................................       2
Risk Factors................................................       4
The Company.................................................      14
Use of Proceeds.............................................      14
Earnings to Fixed Charges Ratio.............................      14
Description of Debt Securities..............................      15
Description of Stock........................................      24
Description of Warrants.....................................      27
Description of Depositary Shares............................      29
Description of Stock Purchase Contracts and Stock Purchase
  Units.....................................................      31
Plan of Distribution........................................      32
Legal Matters...............................................      33
Experts.....................................................      33

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a "shelf" registration process. Using this process, we may offer the securities described in this prospectus, either separately or in units, in one or more offerings with a total initial offering price of up to $1,650,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide a prospectus supplement to this prospectus. The prospectus supplement will describe the specific terms of that offering. The prospectus supplement may also add, update or change the information contained in this prospectus. Please carefully read this prospectus and the prospectus supplement, in addition to the information contained in the documents we refer you to under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-732-0330 for further information on the public reference rooms. You may also obtain copies of these materials from the public reference section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Our Securities and Exchange Commission filings are also available to the public from the Securities and Exchange Commission's web site at http://www.sec.gov. In addition, our Securities and Exchange Commission filings are also available at the office of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

     This prospectus is part of a registration statement we have filed with the Securities and Exchange Commission relating to the securities described in this prospectus. As permitted by Securities and Exchange Commission rules, this prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about us and the securities described in this prospectus. You may inspect the registration statement and its exhibits without charge at the office of the Securities and Exchange Commission at 450 Fifth Street, N.W., in Washington, D.C. 20549, and you may obtain copies from the Securities and Exchange Commission at prescribed rates.

     The Securities and Exchange Commission allows us to "incorporate by reference" the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. The information filed by us with the Securities and Exchange Commission in the future will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and until the time that we sell all the securities described in this prospectus:

          1. Our Annual Report on Form 10-K405 and Form 10-K405A for the fiscal year ended December 31, 1999;

          2. Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2000; June 30, 2000 and September 30, 2000;

          3. Our Current Reports on Form 8-K as filed with the Securities and Exchange Commission on April 7, 2000; April 20, 2000; June 21, 2000; June 28, 2000; July 20, 2000, September 8, 2000; September 13, 2000; September 25, 2000; September 27, 2000; October 31, 2000; November 22, 2000; and
     December 28, 2000; and

          4. The description of our common stock contained in the Registration Statement on Form 8-A filed on May 17, 2000.

     You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

                               Investor Relations
                                NRG Energy, Inc.
                        901 Marquette Avenue, Suite 2300
                          Minneapolis, Minnesota 55402
                                 (612) 373-5300

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of these documents.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains or incorporates by reference statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can typically identify forward-looking statements by the use of forward-looking words, such as "may," "will," "could," "project," "believe," "anticipate," "expect," "estimate," "continue," "potential," "plan," "forecasts," and similar terms. These statements represent our intentions, plans, expectations and beliefs and are subject to risks, uncertainties and other factors. Many of these factors are outside our control and could cause actual results to differ materially from such forward-looking statements. These factors include, among others:

     - Economic conditions including inflation rates and monetary or currency exchange rate fluctuations;

     - Trade, monetary, fiscal, taxation, and environmental policies of governments, agencies and similar organizations in geographic areas where we have a financial interest;

     - Customer business conditions including demand for their products or services and supply of labor and materials used in creating their products and services;

     - Financial or regulatory accounting principles or policies imposed by the Financial Accounting Standards Board, the Securities and Exchange Commission, the Federal Energy Regulatory Commission and similar entities with regulatory oversight;

     - Changes in the availability or cost of capital, including those resulting from changes in interest rates; market perceptions of the power generation industry, us or any of our subsidiaries, or security ratings;

     - Factors affecting power generation operations such as unusual weather conditions; catastrophic weather-related damage; unscheduled generation outages, maintenance or repairs; unanticipated changes to fossil fuel or gas supply costs or availability due to higher demand, shortages, transportation problems or other developments; environmental incidents; or electric transmission or gas pipeline system constraints;

     - Workforce factors including loss or retirement of key executives, collective bargaining agreements with union employees or work stoppages;

     - Volatility of energy prices in a deregulated market environment;

     - Increased competition in the power generation industry;

     - Cost and other effects of legal and administrative proceedings, settlements, investigations and claims;

     - Technological developments that result in competitive disadvantages and create the potential for impairment of existing assets;

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     - Factors associated with various investments including conditions of final legal closing, partnership actions, competition, operating risks, dependence on certain suppliers and customers, domestic and foreign environmental and energy regulations;

     - Limitations on our ability to control the development or operation of projects in which we have less than 100% interest;

     - The lack of operating history at development projects, the lack of our operating history at projects not yet owned and the limited operating history at recently-acquired projects provide only a limited basis for management to project the results of future operations;

     - Risks associated with timely completion of development projects, including obtaining competitive contracts, obtaining regulatory and permitting approvals, local opposition, and construction delays;

     - Failure to timely satisfy closing conditions contained in definitive agreements for the acquisitions of projects not yet closed, many of which are beyond our control;

     - Factors challenging the successful integration of projects not previously owned or operated by us, including the ability to obtain operating synergies;

     - Factors associated with operating in foreign countries, including delays in permitting and licensing of generation facilities; construction delays and business interruptions; political instability and risk of war, expropriation and nationalization, renegotiation or nullification of existing contracts; changes in law; and the ability to convert foreign currency into United States dollars; and

     - Other business or investment considerations that may be disclosed from time to time in our Securities and Exchange Commission filings or in other publicly disseminated written documents.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors should not be construed as exhaustive.

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                                  RISK FACTORS

     Before you invest in any of the securities described in this prospectus, you should be aware of the significant risks described below. You should carefully consider these risks, together with all of the other information included in this prospectus, the accompanying prospectus supplement and the information incorporated by reference, before you decide whether to purchase our securities.

     Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate" and "continue" or similar words. You should read statements that contain these words carefully because they: (1) discuss our future expectations; (2) contain projections of our future results of operations or of our future financial condition; or (3) state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, our future results and financial condition will be impacted by events or factors in the future that we have not been able to accurately predict or over which we have no control.

     The risk factors listed in this section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our securities, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus, the accompanying prospectus supplement and the information incorporated by reference could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATING TO THE WHOLESALE POWER MARKETS

     OUR REVENUES ARE NOT PREDICTABLE BECAUSE MANY OF OUR POWER GENERATION FACILITIES OPERATE, WHOLLY OR PARTIALLY, WITHOUT LONG-TERM POWER PURCHASE AGREEMENTS.

     Historically, substantially all revenues from independent power generation facilities were derived under power purchase agreements having terms in excess of 15 years, pursuant to which all energy and capacity was generally sold to a single party at fixed prices. Because of changes in the industry, the percentage of facilities, including ours, with these types of long-term power purchase agreements has decreased, and it is likely that over time, most of our facilities will operate without these agreements. Without the benefit of these types of power purchase agreements, we cannot assure you that we will be able to sell the power generated by our facilities or that our facilities will be able to operate profitably.

     BECAUSE WHOLESALE POWER PRICES ARE SUBJECT TO EXTREME VOLATILITY, THE REVENUES THAT WE GENERATE ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS.

     We must sell all or a portion of the energy, capacity and other products from many of our facilities into wholesale power markets. The prices of energy products in those markets are influenced by many factors outside of our control, including fuel prices, transmission constraints, supply and demand, weather, economic conditions, and the rules, regulations and actions of the system operators in those markets. In addition, unlike most other commodities, energy products cannot be stored and therefore must be produced concurrently with their use. As a result, the wholesale power markets are subject to significant price fluctuations over relatively short periods of time and can be unpredictable.

     WE HAVE A LIMITED HISTORY OF SELLING AND MARKETING PRODUCTS IN THE WHOLESALE POWER MARKETS AND MAY NOT BE ABLE TO SUCCESSFULLY MANAGE THE RISKS ASSOCIATED WITH THIS ASPECT OF OUR BUSINESS.

     We are exposed to market risks through our power marketing business, which involves the establishment of trading positions in the energy, fuel and emission allowance markets on a short-term basis. We sell forward contracts and options and establish positions in, and sell on the spot market, our energy, capacity and other energy products that are not otherwise committed under long-term contracts. In addition, we use these trading activities to procure fuel and emission allowances for our facilities on the spot market. We have been managing risks associated with price volatility in this manner for only a limited

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amount of time. We may not be able to effectively manage this price volatility, and may not be able to successfully manage the other risks associated with trading in energy markets, including the risk that counter parties may not perform.

RISKS RELATING TO OUR OPERATIONS

     WE HAVE MADE SUBSTANTIAL INVESTMENTS IN OUR RECENT ACQUISITIONS AND OUR SUCCESS DEPENDS ON THE APPROPRIATENESS OF THE PRICES WE PAID FOR THESE ACQUISITIONS AS WELL AS ON OUR ABILITY TO SUCCESSFULLY INTEGRATE, OPERATE AND MANAGE THE ACQUIRED ASSETS.

     During the period from December 31, 1998 through December 31, 2000, we have more than quadrupled our net ownership interests in power generation facilities, expanding from 3,300 MW of net ownership interests in power generation facilities to approximately 15,006 MW of net ownership interests. The prices we paid in these acquisitions were based on our assumptions as to the economics of operating the acquired facilities and the prices at which we would be able to purchase fuel for them and sell energy, capacity and other products from them. If any of the assumptions as to a given facility prove to be materially inaccurate, it could have a significant impact on the financial performance of that facility and possibly on our entire company. In connection with these acquisitions, we have hired and will hire a substantial number of new employees. We may not be able to successfully integrate all of the newly hired employees, or profitably integrate, operate, maintain and manage our newly acquired power generation facilities in a competitive environment. In addition, operational issues may arise as a result of a lack of integration or our lack of familiarity with issues specific to a particular facility.

     OUR PROJECT DEVELOPMENT AND ACQUISITION ACTIVITIES MAY NOT BE SUCCESSFUL WHICH WOULD IMPAIR OUR ABILITY TO EXECUTE OUR GROWTH STRATEGY.

     We may not be able to identify attractive acquisition or development opportunities or to complete acquisitions or development projects that we undertake. If we are not able to identify and complete additional acquisitions and development projects, we will not be able to successfully execute our growth strategy. Factors that could cause our acquisition and development activities to be unsuccessful include the following:

     - competition,

     - inability to obtain additional capital on acceptable terms,

     - inability to obtain required governmental permits and approvals,

     - cost-overruns or delays in development that make continuation of a project impracticable,

     - inability to negotiate acceptable acquisition, construction, fuel supply or other material agreements, and

     - inability to hire and retain qualified personnel.

     WE INCUR SIGNIFICANT EXPENSES IN EVALUATING POTENTIAL PROJECTS, MOST OF WHICH ARE NOT ULTIMATELY ACQUIRED OR COMPLETED.

     In order to implement our growth strategy, we must continue to actively pursue acquisition and development opportunities. Substantial expenses are incurred in investigating and evaluating any potential opportunity before we can determine whether the opportunity is feasible or economically attractive. In addition, we expect to participate in many competitive bidding processes for power generation facilities that require us to incur substantial expenses without any assurance that our bids will be accepted. As a result, we expect that our development expenses will increase in the future with no assurance that we will be successful in acquiring or completing additional new projects.

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

     CONSTRUCTION, EXPANSION, REFURBISHMENT AND OPERATION OF POWER GENERATION FACILITIES INVOLVE SIGNIFICANT RISKS THAT CANNOT ALWAYS BE COVERED BY INSURANCE OR CONTRACTUAL PROTECTIONS.

     The construction, expansion and refurbishment of power generation, thermal energy production and transmission and resource recovery facilities involve many risks, including:

     - supply interruptions,

     - work stoppages,

     - labor disputes,

     - social unrest,

     - weather interferences,

     - unforeseen engineering, environmental and geological problems, and

     - unanticipated cost overruns.

     The ongoing operation of these facilities involves all of the risks described above, in addition to risks relating to the breakdown or failure of equipment or processes and performance below expected levels of output or efficiency. New plants may employ recently developed and technologically complex equipment, especially in the case of newer environmental emission control technology. While we maintain insurance, obtain warranties from vendors and obligate contractors to meet certain performance levels, the proceeds of such insurance, warranties or performance guarantees may not be adequate to cover lost revenues, increased expenses or liquidated damages payments. Any of these risks could cause us to operate below expected capacity levels, which in turn could result in lost revenues, increased expenses, higher maintenance costs and penalties. As a result, a project may operate at a loss or be unable to fund principal and interest payments under its project financing agreements, which may result in a default under that project's indebtedness.

     WE ARE EXPOSED TO THE RISK OF FUEL COST INCREASES AND INTERRUPTION IN FUEL SUPPLY BECAUSE OUR FACILITIES GENERALLY DO NOT HAVE LONG-TERM FUEL SUPPLY AGREEMENTS.

     Most of our domestic power generation facilities that sell energy into the wholesale power markets purchase fuel under short-term contracts or on the spot market. Even though we attempt to hedge some portion of our known fuel requirements, we still may face the risk of supply interruptions and fuel price volatility. The price we can obtain for the sale of energy may not rise at the same rate, or may not rise at all, to match a rise in fuel costs. This may have a material adverse effect on our financial performance.

     WE OFTEN RELY ON SINGLE SUPPLIERS AND AT TIMES WE RELY ON SINGLE CUSTOMERS AT OUR FACILITIES, EXPOSING US TO SIGNIFICANT FINANCIAL RISKS IF EITHER SHOULD FAIL TO PERFORM THEIR OBLIGATIONS.

     We often rely on a single supplier for the provision of fuel, water and other services required for operation of a facility, and at times, we rely on a single customer or a few customers to purchase all or a significant portion of a facility's output, in some cases under long-term agreements that provide the support for any project debt used to finance the facility. The failure of any one customer or supplier to fulfill its contractual obligations to the facility could have a material adverse effect on such facility's financial results. Consequently, the financial performance of any such facility is dependent on the continued performance by customers and suppliers of their obligations under these long-term agreements and, in particular, on the credit quality of the project's customers and suppliers.

     OUR SIGNIFICANT BUSINESS OPERATIONS OUTSIDE THE UNITED STATES EXPOSE US TO LEGAL, TAX, CURRENCY, INFLATION, CONVERTIBILITY AND REPATRIATION RISKS, AS WELL AS POTENTIAL CONSTRAINTS ON THE DEVELOPMENT AND OPERATION OF OUR POTENTIAL BUSINESS, ANY OF WHICH CAN LIMIT THE BENEFITS TO US OF EVEN A SUCCESSFUL FOREIGN PROJECT.

     A key component of our business strategy is the development and acquisition of projects outside the United States in areas such as Australia, Europe and Latin America. The economic and political conditions in many of the countries where we have assets or in which we are or may be exploring development or acquisition opportunities present many risks. These risks, such as delays in permitting and

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

licensing, construction delays and interruption of business, as well as risks of war, expropriation, nationalization, renegotiation or nullification of existing contracts and changes in law or tax policy are generally greater than risks in the United States. The uncertainty of the legal environment in certain foreign countries in which we may develop or acquire projects could make it more difficult to obtain non-recourse project financing on suitable terms and could impair our ability to enforce our rights under agreements relating to these projects.

     Operations in foreign countries also can present currency exchange, inflation, convertibility and repatriation risks. In countries in which we may develop or acquire projects in the future, economic and monetary conditions and other factors could affect our ability to convert our earnings to United States dollars or other acceptable currencies or to move funds offshore from such countries. Furthermore, the central bank of any foreign country may have the authority in certain circumstances to suspend, restrict or otherwise impose conditions on foreign exchange transactions or to approve distributions to foreign investors. Although we generally seek to structure our power purchase agreements and other project revenue agreements to provide for payments to be made in, or indexed to, United States dollars or a currency freely convertible into United States dollars, we can offer no assurance that we will be able to achieve this structure in all cases or that a power purchaser or other customer will be able to obtain acceptable currency to pay their obligations to us.

     As part of privatizations or other international acquisition opportunities, we may make investments in ancillary businesses not directly related to power generation, thermal energy production and transmission or resource recovery and in which our management may not have had prior experience. In such cases, our policy is to invest with partners having the necessary expertise. However, we can offer no assurance that such persons will be available as co-venturers in every case. In addition, as a condition to participating in privatizations and refurbishments of formerly state-owned businesses, we may be required to undertake transitional obligations relating to union contracts, employment levels and benefits obligations for employees, which could prevent or delay the achievement of desirable operating efficiencies and financial performance.

     THE LOY YANG FACILITY IN WHICH WE HAVE INVESTED IS EXPERIENCING FINANCIAL DIFFICULTIES BECAUSE OF LOWER THAN EXPECTED WHOLESALE POWER PRICES, WHICH COULD RESULT IN AN EVENT OF DEFAULT UNDER ITS LOAN AGREEMENTS.

     Energy prices in the Victoria region of the National Electricity Market of Australia into which our Loy Yang facility sells its power have been significantly lower than we had expected when we acquired our interest in that facility. As a result, the Loy Yang project company is currently prohibited by its loan agreements from making equity distributions to the project owners. While energy prices in the Victoria region have improved in recent months, if they were to fall below our current forecasted prices, the Loy Yang project company could fail to meet required coverage ratios under its loan agreements beginning in the first quarter of 2002, which would constitute an event of default. Although the Loy Yang project company would still then be able to service all of its senior debt obligations, absent a restructuring, the project company's lenders would be allowed to accelerate the project company's indebtedness. We could be required to write off all or a significant portion of our current US$250 million investment in this project as a result of such acceleration, or as a result of a determination by the project company that a write-down of its assets is required or our determination that we would not be able to recover our investment in the project.

     In February 2000, CMS Energy announced its intention to divest its 49.6% ownership in the Loy Yang project. CMS Energy indicated that it intended to sell its interest because the project was no longer of strategic value to its portfolio and had not met its financial expectations. No purchaser for this interest has emerged. The remaining partners in the Loy Yang project have rights of first refusal with respect to CMS Energy's sale of its interest.

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

RISKS RELATING TO OUR CORPORATE AND FINANCIAL STRUCTURE

     BECAUSE WE OWN LESS THAN 100% OF SOME OF OUR PROJECT INVESTMENTS, WE CANNOT EXERCISE COMPLETE CONTROL OVER THEIR OPERATIONS.

     We have limited control over the development, construction, acquisition or operation of some project investments and joint ventures because our investments are in projects where we beneficially own less than 50% of the ownership interests. A substantial portion of our future investments in international projects may also take the form of minority interests. We seek to exert a degree of influence with respect to the management and operation of projects in which we own less than 50% of the ownership interests by negotiating to obtain positions on management committees or to receive certain limited governance rights such as rights to veto significant actions. However, we may not always succeed in such negotiations. We may be dependent on our co-venturers to construct and operate such projects. Our co-venturers may not have the level of experience, technical expertise, human resources management and other attributes necessary to construct and operate these projects. The approval of co-venturers also may be required for us to receive distributions of funds from projects or to transfer our interest in projects.

     WE REQUIRE SIGNIFICANT AMOUNTS OF CAPITAL TO GROW OUR BUSINESS AND OUR FUTURE ACCESS TO SUCH FUNDS IS UNCERTAIN.

     We will require continued access to substantial debt and equity capital from outside sources on acceptable terms in order to assure the success of future projects and acquisitions. Our ability to arrange debt financing, either at the corporate level or on a non-recourse project-level basis, and the costs of such capital are dependent on numerous factors, including:

     - general economic and capital market conditions,

     - credit availability from banks and other financial institutions,

     - investor confidence in us, our partners and the regional wholesale power markets,

     - maintenance of acceptable credit ratings,

     - the success of current projects,

     - the perceived quality of new projects, and

     - provisions of tax and securities laws that may impact raising capital in this manner.

     In order to access capital on a substantially non-recourse basis in the future, we may have to make larger equity investments in, or provide more financial support for, our project subsidiaries. We also may not be successful in structuring future financing for our projects on a substantially non-recourse basis.

     The equity capital for our projects has been provided by internally-generated cash flow from our projects and other borrowings and, prior to completion of the merger of Northern States Power and New Century Energies, Inc., equity contributions from Northern States Power. We cannot assure you that Xcel Energy will continue to provide additional equity capital to us or permit us to raise additional equity capital from others. Any inability to raise additional equity capital will restrict our ability to execute our growth strategy. Currently, regulatory restrictions under the Public Utility Holding Company Act of 1935 ("PUHCA") prevent Xcel Energy from providing additional equity to us. Although, Xcel Energy is in the process of applying for the approvals necessary to lift the restrictions, we cannot assure you that such approvals will be received.

     WE HAVE SUBSTANTIAL INDEBTEDNESS, WHICH COULD LIMIT OUR ABILITY TO GROW AND OUR FLEXIBILITY IN OPERATING OUR PROJECTS.

     As of December 31, 2000, we had total recourse debt of $1,511.9 million, with an additional $2,293.4 million of non-recourse debt appearing on our balance sheet. The percentage of our total recourse debt to recourse debt and equity was 50.9% as of December 31, 2000. The substantial amount of debt that we have and the debt of our project subsidiaries and project affiliates presents the risk that we might not generate sufficient cash to service our indebtedness, and that our leveraged capital structure could limit our ability to finance the acquisition and development of additional projects, to compete effectively, to operate successfully under adverse economic conditions and to fully implement our strategy.

     Our lenders may accelerate our credit facilities and public debt instruments upon the occurrence of certain events of default. In addition, if we undergo a change of control, our credit facilities may be accelerated, and our public debt may also be accelerated if it is rated below investment grade by certain rating agencies. Because Xcel Energy currently controls approximately 98% of the total voting power of our common stock and our class A common stock, we have no ability to prevent a change of control. If our indebtedness is accelerated, we could be forced into bankruptcy and you could lose your entire investment.

     WE HAVE GUARANTEED OBLIGATIONS AND LIABILITIES OF OUR PROJECT SUBSIDIARIES AND AFFILIATES WHICH WOULD BE DIFFICULT FOR US TO SATISFY IF THEY ALL CAME DUE SIMULTANEOUSLY.

     In many of our projects, we have executed guarantees of the project affiliate's indebtedness, equity or operating obligations. In addition, in connection with the purchase and sale of fuel, emission allowances and power generation products to and from third parties with respect to the operation of some of our generation facilities, we are required to guarantee a portion of the obligations of certain of our subsidiaries. These guarantees totaled approximately $493 million as of December 31, 2000. We may not be able to satisfy all of these guarantees and other obligations if they were to come due at the same time, which would have a material adverse effect on us.

     OUR HOLDING COMPANY STRUCTURE LIMITS OUR ACCESS TO THE FUNDS OF PROJECT SUBSIDIARIES AND PROJECT AFFILIATES THAT WE WILL NEED IN ORDER TO SERVICE OUR CORPORATE-LEVEL INDEBTEDNESS.

     Substantially all of our operations are conducted by our project subsidiaries and project affiliates. Our cash flow and our ability to service our corporate-level indebtedness when due is dependent upon our receipt of cash dividends and distributions or other transfers from our projects and other subsidiaries. The debt agreements of our subsidiaries and project affiliates generally restrict their ability to pay dividends, make distributions or otherwise transfer funds to us. In addition, a substantial amount of the assets of our project subsidiaries and project affiliates has been pledged as collateral under their debt agreements.

     Our project subsidiaries and project affiliates are separate and distinct legal entities that have no obligation, contingent or otherwise, to pay any amounts due under our indebtedness or to make any funds available to us, whether by dividends, loans or other payments, and they do not guarantee the payment of our corporate-level indebtedness. We own less than 50% of the ownership interests in many of our foreign projects, and therefore we are unable to unilaterally cause dividends or distributions to be made from these operations.

     Any right we may have to receive assets of any of our subsidiaries or project affiliates upon a liquidation or reorganization of such subsidiaries or project affiliates will be effectively subordinated to the claims of any such subsidiary's or project affiliate's creditors, including trade creditors and holders of debt issued by such subsidiary or project affiliate.

     There can be no assurance that cash available from our domestic operations and the repayment to us of loans made by us to our foreign affiliates will be sufficient to make corporate-level debt payments, as and when due. If we elect to repatriate cash from foreign subsidiaries or affiliates to make these payments in case of such a shortfall, then we may incur United States taxes, net of any available foreign tax credits, on the repatriation of such foreign cash.

     POTENTIAL CONFLICTS OF INTEREST WITH OUR CONTROLLING STOCKHOLDER MAY BE RESOLVED IN A MANNER THAT IS ADVERSE TO US.

     Xcel Energy, our controlling stockholder, and directors and officers of Xcel Energy and its subsidiaries, some of whom are directors of ours, are in positions involving the possibility of conflicts of interest with respect to transactions in which both we and Xcel Energy have an interest. In addition, Xcel Energy, subject to its fiduciary duties owed to our minority stockholders, may compete with us for business opportunities that may be attractive to both us and to Xcel Energy. We can offer no assurance that any such conflict will be resolved in our favor.

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     THE MERGER OF NORTHERN STATES POWER AND NEW CENTURY ENERGIES, WHICH WAS
COMPLETED IN AUGUST 2000, CONSTRAINS THE CONDUCT OF OUR BUSINESS.

     The merger of Northern States Power and New Century Energies was accounted for as a "pooling of interest." In accordance with the "pooling of interest" rules, neither company can alter their equity interests or dispose of a material portion of their assets through the date of the merger and for a period of time thereafter. These constraints may limit our flexibility to conduct our business as we otherwise would absent such constraints.

     The shares of our class A common stock that were owned by Northern States Power prior to the completion of the merger are now owned by a wholly-owned subsidiary of the surviving corporation in the merger, Xcel Energy. Xcel Energy is subject to the provisions of various energy-related laws and regulations, including PUHCA, and, in turn, we are subject to certain constraints imposed by PUHCA.

     AN EQUITY OFFERING MAY PREVENT US FROM CONTINUING TO BE A MEMBER OF XCEL ENERGY'S CONSOLIDATED TAX GROUP FOR INCOME TAX PURPOSES.

     If as a result of an equity offering, Xcel Energy owns equity securities representing less than 80% of our value, we will no longer be a member of Xcel Energy's consolidated group for U.S. federal income tax purposes.

RISKS RELATING TO OUR INDUSTRY

     OUR BUSINESS IS SUBJECT TO SUBSTANTIAL GOVERNMENTAL REGULATION AND PERMITTING REQUIREMENTS AND MAY BE ADVERSELY AFFECTED BY ANY FUTURE INABILITY TO COMPLY WITH EXISTING OR FUTURE REGULATIONS OR REQUIREMENTS.

     In General. Our business is subject to extensive energy, environmental and other laws and regulations of federal, state and local authorities. We generally are required to obtain and comply with a wide variety of licenses, permits and other approvals in order to operate our facilities. We may incur significant additional costs because of our compliance with these requirements. If we fail to comply with these requirements, we could be subject to civil or criminal liability and the imposition of liens or fines. In addition, existing regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to us or our facilities, and future changes in laws and regulation may have a detrimental effect on our business. Furthermore, with the continuing trend toward stricter standards, greater regulation, more extensive permitting requirements and an increase in the assets we operate, we expect our environmental expenditures to be substantial in the future.

     Energy Regulation. PUHCA and the Federal Power Act ("FPA") regulate public utility holding companies and their subsidiaries and place certain constraints on the conduct of their business. The Public Utility Regulatory Policies Act of 1978 ("PURPA") provides to qualifying facilities ("QFs") exemptions from federal and state laws and regulations, including PUHCA and most provisions of the FPA. The Energy Policy Act of 1992 also provides relief from regulation under PUHCA to exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs"). Maintaining the status of our facilities as QFs, EWGs or FUCOs is conditioned on their continuing to meet statutory criteria, and could be jeopardized, for example, by the making of retail sales by an EWG in violation of the requirements of the Energy Policy Act. Prior to the completion of the merger between Northern States Power and New Century Energies, we were not subject to regulation as a registered holding company under PUHCA. Now that the merger is completed, we are subject to regulation as a subsidiary of a registered holding company under PUHCA. These regulations include restrictions imposed upon aggregate investment by registered holding companies in EWGs and FUCOs that are financed by contributions or guarantees by the parent holding company. These investment restrictions, issued pursuant to SEC regulations, limit registered holding company investment in EWGs and FUCOs without prior SEC approval to 50% of the registered holding company's consolidated retained earnings. The existence of such investment cap and the potential need to request SEC waivers of or increases in the cap could delay or prevent any infusions of capital from Xcel Energy that it may otherwise desire to make.

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

     We are continually in the process of obtaining or renewing federal, state and local approvals required to operate our facilities. Additional regulatory approvals may be required in the future due to a change in laws and regulations, a change in our customers or other reasons. We may not always be able to obtain all required regulatory approvals, and we may not be able to obtain any necessary modifications to existing regulatory approvals or maintain all required regulatory approvals. If there is a delay in obtaining any required regulatory approvals or if we fail to obtain and comply with any required regulatory approvals, the operation of our facilities or the sale of electricity to third parties could be prevented or subject to additional costs.

     Environmental Regulation. In acquiring many of our facilities, we assumed on-site liabilities associated with the environmental condition of those facilities, regardless of when such liabilities arose and whether known or unknown, and in some cases agreed to indemnify the former owners of those facilities for on-site environmental liabilities. We may not at all times be in compliance with all applicable environmental laws and regulations. Steps to bring our facilities into compliance could be prohibitively expensive, and may cause us to be unable to pay our debts when due. Moreover, environmental laws and regulations can change.

     For example, in October 1999, Governor Pataki of New York announced that he was ordering the New York Department of Environmental Conservation to require further reductions of sulphur dioxide and nitrogen oxides emissions from New York power plants, beyond that which is required under current federal and state law. These reductions would be phased in between January 1, 2003 and January 1, 2007. Compliance with these emission reductions requirements, if they become effective, could have a material adverse impact on the operation of some of our facilities located in the State of New York.

     In December 2000, the Connecticut Department of Environmental Protection ("CDEP") promulgated regulations applicable to power plants and other major sources of air pollution, requiring them to further reduce emissions of nitrogen oxides and sulphur dioxides by May 2003. The regulations require reductions of sulphur dioxides by an amount that is 50% greater than current commitments and reductions of nitrogen oxides that are 20 to 30% greater than current commitments. The regulations provide that the CDEP should use market based incentives and a system of creditable emissions allowances or credits to foster cost effective reductions. We expect that we will be able to comply with the new regulations in accordance with the schedule for compliance.

     In addition, the Connecticut legislature has in the past considered, but rejected, legislation that would require older electrical generation stations to comply with more stringent pollution standards than are currently in effect in Connecticut for nitrogen oxides and sulphur dioxide emissions. In 1999 and 2000, legislation was proposed in the Connecticut legislature that could require our Connecticut facilities to rely on more expensive fuels or install additional air pollution control equipment. We expect that similar legislation will be introduced in the 2001 legislative session. If such legislation were to become law without reflecting the benefit of critical elements of current federal emission reduction initiatives, such as market based emission trading between sources located across broad geographic regions, our Connecticut facilities, including the Bridgeport Harbor and New Haven Harbor stations we expect to acquire during the first half of 2001, may be placed at a significant competitive disadvantage.

     We are subject to environmental investigations and lawsuits both on the state and federal level. For instance, in May 2000, the New York Department of Environmental Conservation issued a Notice of Violation to us and the prior owner of our Huntley and Dunkirk facilities relating to physical changes made at those facilities prior to our assumption of ownership. The Notice of Violation alleges that these changes represent major modifications undertaken without obtaining the required permits. Although we have a right to indemnification by the previous owner for fines, penalties, assessments and related losses resulting from the previous owner's failure to comply with environmental laws and regulations, if these facilities did not comply with the applicable permit requirements, we could be required, among other things, to install specified pollution control technology to further reduce pollutant emissions from the Dunkirk and Huntley facilities, and we could become subject to fines and penalties associated with the current and prior operation of the facilities.

     In addition, in November 1999, the United States Department of Justice filed suit against seven electric utilities for alleged violations of Clean Air Act requirements related to modifications of existing sources at seventeen utility generation stations located in the southern and midwestern regions of the United States. The EPA also issued administrative notices of violation alleging similar violations at eight other power plants owned by some of the electric utilities named as defendants in the lawsuit, and also issued an administrative order to the Tennessee Valley Authority for similar violations at seven of its power plants. To date, no lawsuits or administrative actions have been brought against us or any of our subsidiaries or affiliates or the former owners of our facilities alleging similar violations, although a subsidiary of Conectiv has received information requests from the EPA regarding the Deepwater and BL England facilities that we have agreed to purchase, and the current owner of the Bridgeport Harbor station in Connecticut that we have agreed to purchase has already received such an information request. Lawsuits or administrative actions alleging similar violations at our facilities could be filed in the future and if successful, could have a material adverse effect on our business.

     The Massachusetts Department of Environmental Protection has issued proposed regulations that would require significant emissions reductions from certain coal-fired power plants in the state, including our Somerset facility. Compliance with portions of these proposed regulations, which are still being evaluated, could have a material adverse impact on the operation of our Somerset facility based on the proposed schedule for compliance. We believe that our Somerset facility could not meet the annual average carbon dioxide emission rate identified in the proposed regulations.

     In January 2001, the South Coast Air Quality Management District of California recommended new rules to the Regional Clean Air Incentive Market ("RECLAIM") program that, if enacted as currently proposed, could restrict our ability to purchase sufficient nitrogen oxides emissions credits for our Long Beach and El Segundo plants. Failure to comply with these proposed requirements, if enacted, could have a material adverse effect on these plants.

     OUR COMPETITION IS INCREASING.

     The independent power industry is characterized by numerous strong and capable competitors, some of which may have more extensive operating experience, more extensive experience in the acquisition and development of power generation facilities, larger staffs or greater financial resources than we do. Many of our competitors also are seeking attractive power generation opportunities, both in the United States and abroad. This competition may adversely affect our ability to make investments or acquisitions. In recent years, the independent power industry has been characterized by increased competition for asset purchases and development opportunities.

     In addition, regulatory changes have also been proposed to increase access to transmission grids by utility and non-utility purchasers and sellers of electricity. Industry deregulation may encourage the disaggregation of vertically integrated utilities into separate generation, transmission and distribution businesses. As a result, significant additional competitors could become active in the generation segment of our industry.

     WE FACE ONGOING CHANGES IN THE UNITED STATES UTILITY INDUSTRY THAT COULD AFFECT OUR COMPETITIVENESS.

     The United States electric utility industry is currently experiencing increasing competitive pressures, primarily in wholesale markets, as a result of consumer demands, technological advances, greater availability of natural gas-fired generation that is more efficient than our generation facilities and other factors. The Federal Energy Regulatory Commission ("FERC") has implemented and continues to propose regulatory changes to increase access to the nationwide transmission grid by utility and non-utility purchasers and sellers of electricity. In addition, a number of states are considering or implementing methods to introduce and promote retail competition. Recently, some utilities have brought litigation aimed at forcing the renegotiation or termination of power purchase agreements requiring payments to owners of QF projects based upon past estimates of avoided cost that are now substantially in excess of market prices. In the future, utilities, with the approval of state public utility commissions, could seek to abrogate their existing power purchase agreements.

     Proposals have been introduced in Congress to repeal PURPA and PUHCA, and FERC has publicly indicated support for the PUHCA repeal effort. If the repeal of PURPA or PUHCA occurs, either separately or as part of legislation designed to encourage the broader introduction of wholesale and retail competition, the significant competitive advantages that independent power producers currently enjoy over certain regulated utility companies would be eliminated or sharply curtailed, and the ability of regulated utility companies to compete more directly with independent power companies would be increased. To the extent competitive pressures increase and the pricing and sale of electricity assumes more characteristics of a commodity business, the economics of domestic independent power generation projects may come under increasing pressure. Deregulation may not only continue to fuel the current trend toward consolidation among domestic utilities, but may also encourage the disaggregation of vertically-integrated utilities into separate generation, transmission and distribution businesses.

     In addition, the independent system operators who oversee most of the wholesale power markets have in the past imposed, and may in the future continue to impose, price limitations and other mechanisms to address some of the volatility in these markets. For example, the independent system operator for the New York Power Pool and the California independent system operator have recently imposed price limitations. These types of price limitations and other mechanisms in New York, California, the New England Power Pool and elsewhere may adversely impact the profitability of our generation facilities that sell energy into the wholesale power markets. Finally, the regulatory and legislative changes that have recently been enacted in a number of states in an effort to promote competition are novel and untested in many respects. These new approaches to the sale of electric power have very short operating histories, and it is not yet clear how they will operate in times of market stress or pressure. Given the extreme volatility and lack of meaningful long-term price history in many of these markets and the imposition of price limitations by independent system operators, we can offer no assurance that we will be able to operate profitably in all wholesale power markets.

                                  THE COMPANY

     NRG Energy, Inc. is a leading global energy company primarily engaged in the acquisition, development, ownership and operation of power generation facilities and the sale of energy, capacity and related products. We believe we are one of the three largest independent power generation companies in the United States and the fifth largest independent power generation company in the world, measured by our net ownership interest in power generation facilities. We own all or a portion of 63 generation projects that have a total generating capacity of 25,059 megawatts ("MW"); our net ownership interest in those projects is 15,006 MW, of which 11,448 MW are located in the United States. In addition, we have an active acquisition and development program through which we are pursuing additional generation projects.

     In addition to our power generation projects, we also have interests in district heating and cooling systems and steam transmission operations. Our thermal and chilled water businesses have a steam and chilled water capacity equivalent to approximately 1,506 MW, of which our net ownership interest is 1,379 MW. We believe that through our subsidiary NEO Corporation we are one of the largest landfill gas generation companies in the United States, extracting methane from landfills to generate electricity. NEO owns 30 landfill gas collection systems and has 56 MW of net ownership interests in related electric generation facilities. NEO also has 35 MW of net ownership interests in 18 small hydroelectric facilities and 6 MW of net ownership interest in three small distributed generation facilities.

     We were established in 1989 and are a majority-owned subsidiary of Xcel Energy, Inc. Our headquarters and principal executive offices are located at 901 Marquette Avenue, Suite 2300, Minneapolis, Minnesota 55402-3265. Our telephone number is (612) 373-5300.

                                USE OF PROCEEDS

     Unless otherwise specified in the applicable prospectus supplement, we will use the net proceeds from the sale of the securities described in this prospectus for general corporate purposes, which may include financing the development and construction of new facilities, additions to working capital, reductions of our indebtedness and the indebtedness of our subsidiaries, financing of capital expenditures and pending or potential acquisitions. We may invest funds not immediately required for such purposes in short-term investment grade securities. The amount and timing of sales of the securities described in this prospectus will depend on market conditions and the availability to us of other funds. We may also issue the securities described in this prospectus in exchange for other securities of ours in connection with a recapitalization.

                        EARNINGS TO FIXED CHARGES RATIO

     The following table sets forth the ratio of our earnings to our fixed charges for the periods indicated:

                                                                                NINE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                                   ------------------------------------------   -----------------
                                    1995     1996     1997     1998     1999     1999      2000
                                   ------   ------   ------   ------   ------   -------   -------
Ratio of earnings to fixed
  charges(1).....................  1.56x    1.75x    1.16x     (2)     1.04x    1.06x     1.60x

-------------------------

(1) The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose "earnings" means income (loss) before income taxes, less undistributed equity in our share of operating earnings of unconsolidated affiliates and equity in gain from project termination settlements, plus cash distributions from project termination settlements and fixed charges. "Fixed charges" means interest expense, plus interest capitalized, plus amortization of debt issuance costs, plus one-third of our annual rental expense, which the Securities and Exchange Commission defines as a reasonable approximation of rental expense interest.

(2) Due primarily to undistributed equity from unconsolidated affiliates, earnings did not cover fixed charges by $7.3 million.

                         DESCRIPTION OF DEBT SECURITIES

     This prospectus describes the general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a prospectus supplement to this prospectus. We will also indicate in the applicable prospectus supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities. We may also sell hybrid or novel securities now existing or developed in the future that combine certain features of debt securities and other securities described in this prospectus.

     The debt securities will be issued under an indenture as amended or supplemented from time to time, to be entered into between us and the trustee named in the applicable prospectus supplement. The following summaries of certain provisions of the indenture do not purport to be complete. We have also filed the form of indenture as an exhibit to the registration statement. Except to the extent set forth in a prospectus supplement with respect to a particular issue of debt securities, the indenture, as amended or supplemented from time to time, for the debt securities will be substantially similar to the one filed as an exhibit to the registration statement and described below.

GENERAL

     The debt securities will be our direct, unsecured obligations. Because we conduct substantially all of our business through numerous subsidiaries and affiliates, all existing and future liabilities of our direct and indirect subsidiaries and affiliates will be effectively senior to the debt securities. The debt securities will not be guaranteed by, or otherwise be obligations of, our project subsidiaries and project affiliates, or our other direct and indirect subsidiaries and affiliates or Xcel Energy.

     A prospectus supplement relating to a series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

     - the title of the series of debt securities;

     - the aggregate principal amount (or any limit on the aggregate principal amount) of the series of debt securities and, if any debt securities of a series are to be issued at a discount from their face amount, the method of computing the accretion of such discount;

     - the interest rate or method of calculation of the interest rate;

     - the date from which interest will accrue;

     - the record dates for interest payable on debt securities of the series;

     - the dates when, places where and manner in which principal and interest are payable;

     - the securities registrar if other than the trustee;

     - the terms of any mandatory (including any sinking fund requirements) or optional redemption by us;

     - the terms of any repurchase or remarketing rights of third parties;

     - the terms of any redemption at the option of holders of debt securities of a series;

     - the denominations in which debt securities are issuable;

     - whether debt securities will be issued in registered or bearer form and the terms of any such forms of debt securities;

     - whether any debt securities will be represented by a global security and the terms of any such global security;

     - the currency or currencies (including any composite currency) in which principal or interest or both may be paid;

     - if payments of principal or interest may be made in a currency other than that in which debt securities are denominated, the manner for determining such payments;

     - provisions for electronic issuance of debt securities or issuance of debt securities in uncertificated form;

     - any events of default, covenants and/or defined terms in addition to or in lieu of those set forth in the indenture;

     - whether and upon what terms debt securities may be defeased if different from the provisions set forth in the indenture;

     - the form of the debt securities;

     - any terms that may be required by or advisable under applicable law;

     - the percentage of the principal amount of the debt securities which is payable if the maturity of the debt securities is accelerated in the case of debt securities issued at a discount from their face amount;

     - whether any debt securities will have guarantees; and

     - any other terms in addition to or different from those contained in the indenture.

     The debt securities will bear interest at a fixed rate or a floating rate. Debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold or deemed to be sold at a discount below their stated principal amount. With respect to any debt securities as to which we have the right to defer interest, the holders of such debt securities may be allocated interest income for federal and state income tax purposes without receiving equivalent, or any, interest payments. Any material federal income tax considerations applicable to any such discounted debt securities or to certain debt securities issued at par that are treated as having been issued at a discount for federal income tax purposes will be described in a prospectus supplement.

GLOBAL DEBT SECURITIES

     If any debt securities are represented by one or more global securities, the applicable supplement will describe the terms of the depositary arrangement with respect to such global securities.

REDEMPTION

     Except as may otherwise be set forth in an accompanying prospectus supplement, the indenture will provide that, we, at any time, may redeem a series of debt securities, in whole or in part (if in part, by lot or by such other method as the trustee shall deem fair or appropriate) at the redemption price of 100% of principal amount of such debt securities, plus accrued interest on the principal amount, if any, to the redemption date, plus the applicable "Make-Whole Premium" (as discussed below).

     Except as may otherwise be set forth in an accompanying prospectus supplement, the indenture will provide that, to determine the applicable Make-Whole Premium for any debt security, an independent investment banking institution of national standing that we select will compute, as of the third business day prior to the redemption date, the sum of the present values of all of the remaining scheduled payments of principal and interest from the redemption date to maturity on such debt security computed on a semiannual basis by discounting such payments (assuming a 360-day year consisting of twelve 30-day months) using a rate to be set forth in the applicable prospectus supplement. If the sum of these present values of the remaining payments as computed above exceeds the aggregate unpaid principal amount of the debt security that we will redeem plus any accrued but unpaid interest thereon, the difference will be payable as a premium upon redemption of such debt security. If the sum is equal to or less than such principal amount plus accrued interest, we will pay no premium with respect to such debt security.

CERTAIN COVENANTS OF THE COMPANY

     AFFIRMATIVE COVENANTS

     In addition to such other covenants, if any, as may be described in an accompanying prospectus supplement and except as may otherwise be set forth therein, the indenture will require us, subject to certain limitations described therein, to, among other things, do the following:

     - deliver to the trustee copies of all reports filed with the Securities and Exchange Commission;

     - deliver to the trustee annual officers' certificates with respect to our compliance with our obligations under the indenture;

     - maintain our corporate existence subject to the provisions described below relating to mergers and consolidations; and

     - pay our taxes when due except where we are contesting such taxes in good faith.

     The indenture may also, as set forth in an accompanying prospectus supplement, restrict our business or operations or that of our subsidiaries or limit our indebtedness.

RESTRICTIONS ON LIENS

     Except as may otherwise be set forth in an accompanying prospectus supplement, the indenture will provide that, so long as any of the debt securities are outstanding, we will not pledge, mortgage, hypothecate or permit to exist any mortgage, pledge or other lien upon any property at any time directly owned by us to secure any indebtedness for money borrowed which is incurred, issued, assumed or guaranteed by us ("Indebtedness"), without making effective provisions whereby the debt securities shall be equally and ratably secured with any and all such Indebtedness and with any other Indebtedness similarly entitled to be equally and ratably secured; provided, however, that, with respect to any series of debt securities, this restriction shall not apply to or prevent the creation or existence of: (i) liens existing at the original date of issuance of such series of debt securities; (ii) purchase money liens which do not exceed the cost or value of the purchased property; (iii) other liens not to exceed 10% of our "Consolidated Net Tangible Assets" (defined below) and (iv) liens granted in connection with extending, renewing, replacing or refinancing in whole or in part the Indebtedness (including, without limitation, increasing the principal amount of such Indebtedness) secured by liens described in the foregoing clauses (i) through (iii). Except as may otherwise be provided in an accompanying prospectus supplement, "Consolidated Net Tangible Assets" will be defined as the following: as of the date of any determination thereof, the total amount of all our assets determined on a consolidated basis in accordance with GAAP as of such date less the sum of (a) our consolidated current liabilities determined in accordance with GAAP and (b) assets properly classified as intangible assets, in accordance with GAAP.

     Except as may otherwise be set forth in an accompanying prospectus supplement, the indenture will further provide that, in the event we propose to pledge, mortgage or hypothecate any property at any time directly owned by us to secure any Indebtedness, other than as permitted by clauses (i) through (iv) of the previous paragraph, we will agree to give prior written notice thereof to the trustee, who shall give notice to the holders of debt securities, and we will further agree, prior to or simultaneously with such pledge, mortgage or hypothecation, effectively to secure all the debt securities equally and ratably with such Indebtedness.

     The foregoing covenant will not restrict the ability of our subsidiaries and affiliates to pledge, mortgage, hypothecate or permit to exist any mortgage, pledge or lien upon their assets, in connection with project financings or otherwise.

     CHANGE OF CONTROL

     Except as may otherwise be set forth in an accompanying prospectus supplement, the indenture will provide that, if a Change of Control occurs, we will be obligated to offer to purchase all outstanding debt securities of a series to which the Change of Control applies. We will conduct any offer to purchase debt securities upon a Change of Control in compliance with applicable regulations under the federal securities laws, including Exchange Act Rule 14e-l. Any limitations on our financial ability to purchase debt securities upon a Change of Control will be described in an accompanying prospectus supplement.

     Except as may otherwise be provided in an accompanying prospectus supplement, a "Change of Control" will be defined in the indenture as any of the following:

     - Xcel Energy (or its successors) ceases to own a majority of our outstanding voting stock;

     - at any time following the occurrence of the event described immediately above, a person or group of persons (other than Xcel Energy) becomes the beneficial owner, directly or indirectly, or has the absolute power to direct the vote of more than 35% of our outstanding voting stock; or

     - during any one year period, individuals who at the beginning of such period constitute our board of directors cease to be a majority of the board of directors (unless approved by a majority of the current directors then in office who were either directors at the beginning of such period or who were previously so approved).

     With respect to a series of debt securities , a Change of Control shall be deemed not to have occurred if, following such an event described above, the debt securities of such series are rated "BBB-" or better by Standard & Poor's Ratings Group and "Baa3" or better by Moody's Investors Service, Inc. Except as may otherwise be set forth in an accompanying prospectus supplement, our failure to comply with the Change of Control covenant as to the debt securities will be an "Event of Default" (as defined below) under the indenture. See "Events of Default" below.

     Except as may be provided otherwise in an accompanying prospectus supplement, the Change of Control provisions may not be waived by the trustee or the board of directors, and any modification thereof must be approved by each holder of a debt security. We cannot assure you that we would have sufficient liquidity to effectuate any required repurchase of debt securities upon a Change of Control.

     Except as may be provided otherwise in an accompanying prospectus supplement, within 30 days following any Change of Control with respect to a series of debt securities, we will be required to mail a notice to each debt security holder of such series (with a copy to the trustee) stating:

     - that a Change of Control has occurred and that such holder has the right to require us to repurchase such holder's debt securities (the "Change of Control Offer");

     - the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Change of Control);

     - the repurchase date (which shall be a business day and be not earlier than 30 days or later than 60 days from the date such notice is mailed (the "Repurchase Date"));

     - that interest on any debt security tendered will continue to accrue;

     - that interest on any debt security accepted for payment pursuant to the Change of Control Offer shall cease to accrue after the Repurchase Date;

     - that debt security holders electing to have a debt security purchased pursuant to a Change of Control Offer will be required to surrender the debt security, with the form entitled "Option to Elect Purchase" on the reverse of the debt security completed, to the trustee at the address specified in the notice prior to the close of business on the Repurchase Date;

     - that debt security holders will be entitled to withdraw their election if the trustee receives, not later than the close of business on the third business day (or such shorter periods as may be required by applicable law) preceding the Repurchase Date, a telegram, telex, facsimile or letter setting forth the name of the debt security holder, the principal amount of debt securities the holder delivered for purchase and a statement that such debt security holder is withdrawing its election to have such debt securities purchased; and

     - that debt security holders that elect to have their debt securities purchased only in part will be issued new debt securities in a principal amount equal to the unpurchased portion of the debt securities surrendered.

     MERGER, CONSOLIDATION, SALE, LEASE OR CONVEYANCE

     Except as may otherwise be provided in an accompanying prospectus supplement, the indenture will provide that we will not merge or consolidate with or into any other person and we will not sell, lease or convey all or substantially all of our assets to any person, unless we are the continuing corporation, or the successor corporation or the person that acquires all or substantially all of our assets is a corporation organized and existing under the laws of the United States or a State thereof or the District of Columbia and expressly assumes all of our obligations under the debt securities and the indenture, and, immediately after such merger, consolidation, sale, lease or conveyance, such person or such successor corporation is not in default in the performance of the covenants and conditions in the indenture. The meaning of the term "all or substantially all of the assets" has not been definitely established and is likely to be interpreted by reference to applicable state law if and at the time the issue arises and will be dependent on the facts and circumstances existing at the time.

     Except as may be provided otherwise in an accompanying prospectus supplement, the indenture will provide that, except for a sale of our assets substantially as an entirety as provided above, and other than assets we are required to sell to conform with governmental regulations, we may not sell or otherwise dispose of any assets (other than short-term, readily marketable investments purchased for cash management purposes with funds not representing the proceeds of other asset sales) if on a pro forma basis, the aggregate net book value of all such sales during the most recent 12-month period would exceed 10% of our Consolidated Net Tangible Assets computed as of the end of the most recent quarter preceding such sale; provided, however, that any such sales shall be disregarded for purposes of this 10% limitation if the proceeds are invested in assets in similar or related lines of our business and, provided further, that we may sell or otherwise dispose of assets in excess of such 10% if we retain the proceeds from such sales or dispositions, which are not reinvested as provided above, as cash or cash equivalents or we use the proceeds to purchase and retire the debt securities.

     REPORTING OBLIGATIONS

     Except as may be provided otherwise in an accompanying prospectus supplement, the indenture will provide that we will furnish or cause to be furnished to holders of debt securities copies of our annual reports and of the information, documents and other reports that we are required to file with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Exchange Act within 15 days after we file them with the Securities and Exchange Commission.

EVENTS OF DEFAULT

     Except as may be described in an accompanying prospectus supplement, an "Event of Default" with respect to a series of debt securities will be defined under the indenture as being:

          (a) our failure to pay any interest on any debt security of such series when due, which failure continues for 30 days;

          (b) our failure to pay principal or premium (including in connection with a Change of Control) when due on any debt securities of such series;

          (c) our failure to perform any other covenant relative to the debt securities of such series or the indenture for a period of 30 days after the trustee gives us written notice or we receive written notice by the holders of at least 25% in aggregate principal amount of the debt securities of such series;

          (d) an event of default occurring under any of our instruments under which there may be issued, or by which there may be secured or evidenced, any indebtedness for money borrowed that has resulted in the acceleration of such indebtedness, or any default occurring in payment of any such indebtedness at final maturity (and after the expiration of any applicable grace periods), other than (i) indebtedness which is payable solely out of the property or assets of a partnership, joint venture or similar entity of which we or any of our subsidiaries or affiliates is a participant, or which is secured by a lien on the property or assets owned or held by such entity, without further recourse to us or (ii) indebtedness not exceeding $50,000,000; and

          (e) certain events of bankruptcy, insolvency or reorganization in respect of us.

     Except to the extent otherwise stated in an accompanying prospectus supplement, the indenture will provide that if an Event of Default (other than an Event of Default due to certain events of bankruptcy, insolvency or reorganization) has occurred and is continuing, either the trustee or the holders of not less than 25% in principal amount of the debt securities of a series, or such other amount as may be specified in the applicable prospectus supplement, may then declare the principal of all debt securities of such series and interest accrued thereon to be due and payable immediately.

     Except to the extent otherwise stated in an accompanying prospectus supplement, the indenture will contain a provision entitling the trustee, subject to the duty of the trustee during a default to act with the required standard of care, to be indemnified by the holders of debt securities before proceeding to exercise any right or power under the indenture at the request of such holders. Subject to such provisions in the indenture for the indemnification of the trustee and certain other limitations, the holders of a majority in principal amount of the debt securities then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

     Except to the extent otherwise stated in an accompanying prospectus supplement, the indenture will provide that no holder of debt securities of a series may institute any action against us under the indenture (except actions for payment of overdue principal or interest) unless:

     - such holder previously has given the trustee written notice of the default and continuance thereof;

     - the holders of not less than 25% in principal amount of the debt securities of such holder's series have requested the trustee to institute such action and offered the trustee reasonable indemnity;

     - the trustee has not instituted such action within 60 days of the request; and

     - the trustee has not received direction inconsistent with such written request from the holders of a majority in principal amount of the debt securities of such series.

DEFEASANCE AND COVENANT DEFEASANCE

     DEFEASANCE

     Except to the extent otherwise stated in an accompanying prospectus supplement, the indenture will provide that we will be deemed to have paid and will be discharged from any and all obligations in respect of the debt securities, on the 123rd day after the deposit referred to below has been made, and the provisions of the indenture will cease to be applicable with respect to the debt securities (except for, among other matters, certain obligations to register the transfer of or exchange of the debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and to hold funds for payment in trust) if (A) we have deposited with the trustee, in trust, money and/or U.S. Government Obligations (as defined in the indenture) that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the debt securities, at the time such payments are due in accordance with the terms of the indenture, (B) we have delivered to the trustee (i) an opinion of counsel to the effect that debt security holders will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of our option under the defeasance provisions of the indenture and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which opinion of counsel must be based upon a ruling of the Internal Revenue Service to the same effect or a change in applicable federal income tax law or related treasury regulations after the date of the indenture and (ii) an opinion of counsel to the effect that the defeasance trust does not constitute an "investment company" within the meaning of the Investment Company Act of 1940, as amended, and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the U.S. Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law, (C) immediately after giving effect to such deposit, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which we are a party or by which we are bound and (D) if at such time the debt securities are listed on a national securities exchange, we have delivered to the trustee an opinion of counsel to the effect that the debt securities will not be delisted as a result of such deposit and discharge.

     DEFEASANCE OF CERTAIN COVENANTS AND CERTAIN EVENTS OF DEFAULT

     Except to the extent otherwise stated in an accompanying prospectus supplement, the indenture for the debt securities will further provide that the provisions of the indenture will cease to be applicable with respect to (i) the covenants described under "Change of Control" and (ii) clause (c) under "Events of Default" with respect to such covenants and clause (d) under "Events of Default" upon the deposit with the trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the debt securities, the satisfaction of the conditions described in clauses
(B)(ii), (C) and (D) of the preceding paragraph and our delivery to the trustee of an opinion of counsel to the effect that, among other things, the holders of the debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

     DEFEASANCE AND CERTAIN OTHER EVENTS OF DEFAULT

     Except to the extent otherwise stated in an accompanying prospectus supplement, the indenture will provide that if we exercise our option to omit compliance with certain covenants and provisions of the indenture with respect to the debt securities as described in the immediately preceding paragraph and the debt securities are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities at the time of their stated maturity, but may not be sufficient to pay amounts due on the debt securities at the time of acceleration resulting from such Event of Default. In such event, we shall remain liable for such payments.

MODIFICATIONS TO THE INDENTURE

     Except as may otherwise be set forth in an accompanying prospectus supplement, the indenture will contain provisions permitting us and the trustee, with the consent of the holders of not less than a majority in principal amount of the debt securities of each series affected by a proposed amendment or modification, to modify the indenture or the rights of the debt security holders of such series, except that no such modification may, without the consent of each debt security holder of such series, (i) extend the final maturity of any of the debt securities or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof, or impair or affect the right of any debt security holder to institute suit for the payment thereof or make any change in the covenant regarding a Change of Control or (ii) reduce the percentage of debt securities, the consent of the holders of which is required for any such modification.

     Except as may otherwise be set forth in an accompanying prospectus supplement, the indenture will provide that we and the trustee without the consent of any debt security holder may amend the indenture and the debt securities for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision thereof, or in any manner which we and the trustee may determine is not inconsistent with the debt securities and will not adversely affect the interest of any debt security holder, including establishing the form or terms of a series of debt securities under the indenture.

BOOK-ENTRY, DELIVERY AND FORM

     Except as may otherwise be set forth in an accompanying prospectus supplement, the indenture will provide that the debt securities will initially be issued in the form of one or more registered notes in global form (the "Global Notes"). Each Global Note will be deposited on the date of the closing of the sale of the debt securities with, or on behalf of, The Depository Trust Company ("DTC"), as depositary, and registered in the name of Cede & Co., as DTC's nominee.

     DTC is a limited-purpose trust company created to hold securities for its participants (the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of the Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchase of each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

     We expect that pursuant to procedures established by DTC, (i) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the underwriters with portions of the principal amount of the Global Notes and
(ii) ownership of such interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

     Investors in the Global Notes may hold their interests therein directly through DTC if they are Participants in such system, or indirectly through organizations which are Participants in such system. All interests in a Global Note may be subject to the procedures and requirements of DTC. The laws of some states require that certain persons take physical delivery in certificated form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interest to persons that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interests. For certain other restrictions on the transferability of the debt securities, see "-- Exchange of Book-Entry Debt Securities for Certificated Debt Securities" below.

     Except as described below, owners of interests in the Global Notes will not have debt securities registered in their name, will not receive physical delivery of debt securities in certificated form and will not be considered the registered owners or holders thereof under the indenture for any purpose.

     Payments in respect of the Global Notes registered in the name of DTC or its nominee will be payable by the trustee to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, the trustee will treat the persons in whose names the debt securities, including the

Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all purposes whatsoever. Consequently, neither the trustee nor any agent thereof has or will have any responsibility or liability for (i) any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Note or
(ii) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants. DTC's current practice, upon receipt of any payment in respect of securities such as the debt securities, is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of DTC unless DTC has reason to believe it will not receive payment on such payment date. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the debt securities, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

     Except as may otherwise be set forth in an accompanying prospectus supplement, DTC will take any action permitted to be taken by a holder of the debt securities only at the direction of one or more Participants to whose account with DTC interests in the Global Notes are credited and only in respect of such portion of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default, DTC reserves the right to exchange the Global Notes for debt securities in certificated form and to distribute such debt securities to its Participants.

     The information in this section concerning DTC and its book-entry system has been obtained from sources that we believe to be reliable, but we have not independently determined the accuracy thereof. We will not have any responsibility for the performance by DTC or its Participants of their respective obligations under the rules and procedures governing their operations.

EXCHANGE OF BOOK ENTRY DEBT SECURITIES FOR CERTIFICATED DEBT SECURITIES

     Except as may otherwise be set forth in an accompanying prospectus supplement, a Global Note is exchangeable for debt securities in registered certificated form if (i) DTC notifies us that it is unwilling or unable to continue as clearing agency for the Global Note or has ceased to be a clearing agency registered under the Exchange Act and we thereupon fail to appoint a successor clearing agency within 90 days, (ii) we in our sole discretion elect to cause the issuance of definitive certificated debt securities or (iii) there has occurred and is continuing an Event of Default or any event which after notice or lapse of time or both would be an Event of Default under the indenture. In addition, beneficial interests in a Global Note may be exchanged for certificated debt securities upon request but only upon at least 20 days, prior written notice given to the trustee by or on behalf of DTC in accordance with customary procedures. In all cases certificated debt securities delivered in exchange for any Global Note or beneficial interest therein will be registered in the names, and issued in denominations of $100,000 and integral multiples of $1,000 in excess thereof, requested by or on behalf of the clearing agency (in accordance with its customary procedures).

CONCERNING THE TRUSTEE

     Unless stated in the applicable prospectus supplement, (i) the trustee may also be the trustee under any other indenture for debt securities and (ii) any trustee or its affiliates may lend money to us, including under our principal credit facility, and may from time to time have lender or other business arrangements with us. The indenture will contain certain limitations on the rights of the trustee, should it or its affiliates then be our creditors, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions; however, if they acquire any conflicting interest, the conflict must be eliminated or the trustee must resign.

GOVERNING LAW

     Unless otherwise specified in an accompanying prospectus supplement, the indenture and the debt securities will be governed by New York law.

                              DESCRIPTION OF STOCK

     We may issue, from time to time, shares of one or more series or classes of our common or preferred stock. The following summary description sets forth some of the general terms and provisions of the stock. We will describe the specific terms of any series of stock that we issue as part of this offering in an applicable prospectus supplement. To the extent the description contained in the prospectus supplement differs from this summary description, you should rely on the information in the prospectus supplement. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of the stock, you should refer to the provisions of our certificate of incorporation, bylaws and the applicable prospectus supplement before you purchase these securities.

GENERAL

     Under our certificate of incorporation, we are authorized to issue 550,000,000 shares of common stock, 250,000,000 shares of class A common stock and 200,000,000 shares of preferred stock. As of December 1, 2000, 32,395,500 shares of common stock were issued and outstanding, 147,604,500 shares of class A common stock, all of which are owned by Xcel Energy, were issued and outstanding, and no shares of preferred stock were issued and outstanding. No other classes of capital stock are authorized under our certificate of incorporation. The issued and outstanding shares of common stock and class A common stock are duly authorized, validly issued, fully paid and non-assessable.

COMMON STOCK

     COMPARISON OF COMMON STOCK AND CLASS A COMMON STOCK

     The following table compares our common stock and class A common stock:

                                      COMMON SHARES                     CLASS A COMMON SHARES
                                      -------------                     ---------------------
Public Market               The common stock is listed on the     None.
                            New York Stock Exchange.
Voting Rights               One vote per share on all matters     Ten votes per share on all matters
                            voted upon by our stockholders        voted upon by our stockholders.
Transfer Restrictions       None                                  None, but will convert to common
                                                                  stock on a share-for-share basis
                                                                  upon certain transfers as
                                                                  described below.

                                      COMMON SHARES                     CLASS A COMMON SHARES
                                      -------------                     ---------------------
Conversion                  Not convertible                       Convertible at any time, in whole
                                                                  or in part, into shares of common
                                                                  stock on a share-for-share basis.
                                                                  Automatically converts into common
                                                                  stock on a share-for-share basis
                                                                  upon any transfer to a
                                                                  non-affiliate of Xcel Energy
                                                                  (including by way of merger,
                                                                  consolidation or reorganization)
                                                                  or if Xcel Energy or its
                                                                  affiliates own less than 30% of
                                                                  the outstanding shares of class A
                                                                  common stock and common stock on a
                                                                  combined basis.
Reissuance                  Additional shares may be issued       No additional shares may be
                            and redeemed shares may be            issued, and shares redeemed or
                            reissued.                             repurchased will be canceled and
                                                                  may not be reissued.

     Holders of common stock have no preemptive rights. They are entitled to such dividends as may be declared by our board of directors out of funds legally available for such purpose. The common stock is not entitled to any sinking fund, redemption or conversion provisions. On our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in our net assets remaining after the payment of all creditors and liquidation preferences of preferred stock, if any. The outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable. There will be a prospectus supplement relating to any offering of common stock offered by this prospectus.

     If we in any manner split, subdivide or combine the outstanding shares of common stock or class A common stock, the outstanding shares of the other class of common stock will be proportionally subdivided or combined in the same manner and on the same basis. In all other respects, whether as to dividends, upon liquidation, dissolution or winding up, or otherwise, the holders of record of common stock and the holders of record of class A common stock have identical rights and privileges on the basis of the number of shares held.

     OTHER PROVISIONS RELATING TO COMMON STOCK

     Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a stockholder's notice must be delivered or mailed and received at our principal executive offices not less than 120 days in advance of the anniversary date of our proxy statement in connection with our previous year's annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders. So long as Xcel Energy or its successors by way of merger or consolidation own at least 50% of the outstanding shares of common stock and class A common stock on a combined basis, it will be exempt from these provisions.

     Holders of our common stock may not call a special meeting of stockholders; only our board of directors may call such a meeting.

     We are not be subject to the business combination provisions of Section 203 of the Delaware General Corporation Law, but our certificate of incorporation contains provisions substantially similar to Section 203. In general, these provisions prohibit us from engaging in various business combination transactions with any interested stockholder for a period of two years after the date of the transaction in which the person became an interested stockholder unless one of the following three sets of conditions are satisfied:

     - the business combination transaction is approved by a majority of the members of our board of directors who either are unaffiliated with the interested stockholder and were members prior to the date the interested stockholder obtained this status or were nominated and elected by a majority of such unaffiliated members,

     - several conditions are met including that the aggregate amount of cash and the fair market value as of the date of the consummation of the transaction of non-cash consideration to be received per share by a holder of our capital stock is at least equal to the highest of

        -- the highest per share price paid by the interested stockholder within the previous two years or in the transaction in which the interested stockholder obtained this status;

        -- the fair market value per share of the relevant class of capital stock on the date the transaction was announced; and

        -- the fair market value per share of the relevant class of capital stock on the date the interested stockholder obtained this status; and

     a proxy or information statement describing the proposed business combination has been mailed to our stockholders at least 30 days prior to the consummation of such business combination; or

     - the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 80% of our outstanding shares entitled to vote for the election of directors.

     Under our certificate of incorporation, a business combination is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an interested stockholder is a person who, together with affiliates and associates, owns or, within two years, did own, 10% or more of our common stock. Xcel Energy and its affiliates is exempt from these provisions.

     Under our certificate of incorporation, our certificate of incorporation may only be amended:

     - prior to the first date that Xcel Energy, together with its respective affiliates, ceases to beneficially own at least 30% of the outstanding shares of common stock and class A common stock on a combined basis, by the affirmative vote of the holders of a majority of the outstanding shares of common stock and class A common stock on a combined basis; or

     - after the first date that Xcel Energy, together with its respective affiliates, ceases to beneficially own at least 30% of the outstanding shares of common stock and class A common stock on a combined basis (at which point the class A common shares will automatically convert into an equal number of common stock shares), by the affirmative vote of the holders of at least 80% of the outstanding shares of common stock.

     Under our certificate of incorporation and bylaws, our bylaws may only be amended:

     - at any time by the affirmative vote of directors constituting not less than a majority of the entire board of directors;

     - prior to the first date that Xcel Energy, together with its affiliates, ceases to beneficially own at least 50% of the outstanding shares of the outstanding shares of common stock and class A common stock on a combined basis, by the affirmative vote of the holders of a majority of the outstanding shares of common stock and class A common stock on a combined basis; or

     - after that date, by the affirmative vote of the holders of a least 80% of the outstanding shares of common stock and class A common stock on a combined basis.

PREFERRED STOCK

     We can issue shares of preferred stock in series with such preferences and designations as our board of directors may determine. Our board can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights. This could dilute the voting strength of the holders of common stock and may help our management impede a takeover or attempted change in control.

     Our board is authorized to determine for each series of preferred stock, and the applicable prospectus supplement will set forth with respect to any such series:

     - the designation of such shares and the number of shares that constitute such series;

     - the dividend rate (or the method of calculation thereof), if any, on the shares of such series and the priority as to payment of dividends with respect to other classes or series of our capital stock;

     - the dividend periods (or the method of calculating the dividend period);

     - the voting rights of the shares, if any;

     - the liquidation preference and the priority as to payment of such liquidation preference with respect to the classes or series of preferred stock and any other rights of the shares of such series if we liquidate or wind-up our affairs;

     - whether or not and on what terms we can redeem or repurchase the shares from you;

     - whether and on what terms you may convert or exchange the shares for other debt or equity securities; and

     - any other material terms.

     The shares of a series of preferred stock will not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above or in the applicable prospectus supplement, the certificate of incorporation or the applicable certificate of designation or as otherwise required by law.

     Except as set forth in the applicable prospectus supplement, no series of preferred stock will be convertible into, or exchangeable for, other securities or property and no series of preferred stock will be redeemable or receive the benefit of a sinking fund. If we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, the holders of each series of preferred stock will be entitled to receive the liquidation preference per share specified in the prospectus supplement plus any accrued and unpaid dividends. Holders of preferred stock will be entitled to receive these amounts before any distribution is made to the holders of common stock or class A common stock, but only after the liquidation preference has been fully paid on any shares of senior ranking preferred stock, if any. Neither the par value nor the liquidation preference is indicative of the price at which the preferred stock will actually trade on or after the date of issuance.

     We will designate the transfer agent for each series of preferred stock in the applicable prospectus supplement.

                            DESCRIPTION OF WARRANTS

     We may issue warrants for the purchase of debt securities, preferred stock or common stock. Warrants may be issued independently or together with our debt securities, preferred stock or common stock and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. A copy of the warrant agreement will be filed with the Securities and Exchange Commission in connection with the offering of warrants.

DEBT WARRANTS

     The prospectus supplement relating to a particular issue of warrants to issue debt securities will describe the terms of those warrants, including the following:

     - the title of the warrants;

     - the offering price for the warrants, if any;

     - the aggregate number of the warrants;

     - the designation and terms of the debt securities purchasable upon exercise of the warrants;

     - if applicable, the designation and terms of the debt securities that the warrants are issued with and the number of warrants issued with each debt security;

     - if applicable, the date from and after which the warrants and any debt securities issued with them will be separately transferable;

     - the principal amount of debt securities that may be purchased upon exercise of a warrant and the price at which the debt securities may be purchased upon exercise;

     - the dates on which the right to exercise the warrants will commence and expire;

     - if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

     - whether the warrants represented by the warrant certificates or debt securities that may be issued upon exercise of the warrants will be issued in registered or bearer form;

     - information relating to book-entry procedures, if any;

     - the currency or currency units in which the offering price, if any, and the exercise price are payable;

     - if applicable, a discussion of material United States federal income tax considerations;

     - anti-dilution provisions of the warrants, if any;

     - redemption or call provisions, if any, applicable to the warrants;

     - any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants; and

     - any other information we think is important about the warrants.

STOCK WARRANTS

     The prospectus supplement relating to a particular issue of warrants to issue common stock or preferred stock will describe the terms of the warrants, including the following:

     - the title of the warrants;

     - the offering price for the warrants, if any;

     - the aggregate number of the warrants;

     - the designation and terms of the common stock or preferred stock that may be purchased upon exercise of the warrants;

     - if applicable, the designation and terms of the securities that the warrants are issued with and the number of warrants issued with each security;

     - if applicable, the date from and after which the warrants and any securities issued with the warrants will be separately transferable;

     - the number of shares of common stock or preferred stock that may be purchased upon exercise of a warrant and the price at which the shares may be purchased upon exercise;

     - the dates on which the right to exercise the warrants commence and expire;

     - if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

     - the currency or currency units in which the offering price, if any, and the exercise price are payable;

     - if applicable, a discussion of material United States federal income tax considerations;

     - antidilution provisions of the warrants, if any;

     - redemption or call provisions, if any, applicable to the warrants;

     - any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants; and

     - any other information we think is important about the warrants.

                        DESCRIPTION OF DEPOSITARY SHARES

     The following description of the depositary shares we may offer, together with the additional information included in any prospectus supplements, describes the material terms and provisions of this type of security but is not complete. For a more complete description of the terms of the depositary shares, please refer to the Deposit Agreement relating to the depositary shares and the depositary receipt relating to the preferred stock that is attached to the Deposit Agreement. We will file these documents with the Securities and Exchange Commission in connection with an offering of depositary shares.

     We will describe in a prospectus supplement the specific terms of any depositary shares we may offer pursuant to this prospectus. If indicated in a prospectus supplement, the terms of such depositary shares may differ from the terms described below.

GENERAL

     If we elect to offer fractional interests in shares of preferred stock, we will provide for the issuance of receipts for depositary shares to any holder of such fractional interests. Each depositary share will represent fractional interests of preferred stock. We will deposit the shares of preferred stock underlying the depositary shares under a Deposit Agreement between us and a bank or trust company selected by us. The bank or trust company must have its principal office in the United States and a combined capital and surplus of at least $50,000,000. The depositary receipts will evidence the depositary shares issued under the Deposit Agreement.

     The Deposit Agreement will contain terms applicable to the holders of depositary shares in addition to the terms stated in the depositary receipts. Each owner of depositary shares will be entitled to all the rights and preferences of the preferred stock underlying the depositary shares in proportion to the applicable fractional interest in the underlying shares of preferred stock. The depositary will issue the depositary receipts to individuals purchasing the fractional interests in shares of the related preferred stock according to the terms of the offering described in a prospectus supplement.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The depositary will distribute all cash dividends or other cash distributions received for the preferred stock to the entitled record holders of depositary shares in proportion to the number of depositary shares that the holder owns on the relevant record date (provided, however, that if we or the depositary is required by law to withhold an amount on account of taxes, then the amount distributed to the holders of depositary shares shall be reduced accordingly). The depositary will distribute only an amount that can be distributed without attributing to any holder of depositary shares a fraction of one cent. The depositary will add the undistributed balance to and treat it as part of the next sum received by the depositary for distribution to holders of depositary shares.

     If there is a non-cash distribution, the depositary will distribute property received by it to the entitled record holders of depositary shares, in proportion, insofar as possible, to the number of depositary shares owned by the holders, unless the depositary determines, after consultation with us, that it is not feasible to make such distribution. If this occurs, the depositary may, with our approval, sell such property and distribute the net proceeds from the sale to the holders. The Deposit Agreement also will contain provisions relating to how any subscription or similar rights that we may offer to holders of the preferred stock will be available to the holders of the depositary shares.

CONVERSION, EXCHANGE AND REDEMPTION

     If any series of preferred stock underlying the depositary shares may be converted or exchanged, each record holder of depositary receipts representing the shares of preferred stock being converted or exchanged will have the right or obligation to convert or exchange the depositary shares represented by the depositary receipts.

     Whenever we redeem or convert shares of preferred stock held by the depositary, the depositary will redeem or convert, at the same time, the number of depositary shares representing the preferred stock to be redeemed or converted. The depositary will redeem the depositary shares from the proceeds it receives from the corresponding redemption of the applicable series of preferred stock. The depositary will mail notice of redemption or conversion to the record holders of the depositary shares which are to be redeemed between 30 and 60 days before the date fixed for redemption or conversion. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share on the applicable series of preferred stock. If less than all the depositary shares are to be redeemed, the depositary will select which shares are to be redeemed by lot on a pro rata basis or by any other equitable method as the depositary may decide.

     After the redemption or conversion date, the depositary shares called for redemption or conversion will no longer be outstanding. When the depositary shares are no longer outstanding, all rights of the holders will end, except the right to receive money, securities or other property payable upon redemption or conversion.

VOTING

     When the depositary receives notice of a meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the particulars of the meeting to the record holders of the depositary shares. Each record holder of depositary shares on the record date may instruct the depositary on how to vote the shares of preferred stock underlying the holder's depositary shares. The depositary will try, if practical, to vote the number of shares of preferred stock underlying the depositary shares according to the instructions. We will agree to take all reasonable action requested by the depositary to enable it to vote as instructed.

AMENDMENTS

     We and the depositary may agree at any time to amend the Deposit Agreement and the depositary receipt evidencing the depositary shares. Any amendment that
(a) imposes or increases certain fees, taxes or other charges payable by the holders of the depositary shares as described in the Deposit Agreement or that
(b) otherwise materially adversely affects any substantial existing rights of holders of depositary shares, will not take effect until such amendment is approved by the holders of at least a majority of the depositary shares then outstanding. Any holder of depositary shares that continues to hold its shares after such amendment has become effective will be deemed to have agreed to the amendment.

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

TERMINATION

     We may direct the depositary to terminate the Deposit Agreement by mailing a notice of termination to holders of depositary shares at least 30 days prior to termination. The depositary may terminate the Deposit Agreement if 90 days have elapsed after the depositary delivered written notice of its election to resign and a successor depositary is not appointed. In addition, the Deposit Agreement will automatically terminate if:

     - the depositary has redeemed all related outstanding depositary shares;

     - all outstanding shares of preferred stock have been converted into or exchanged for common stock; or

     - we have liquidated, terminated or wound up our business and the depositary has distributed the preferred stock of the relevant series to the holders of the related depositary shares.

PAYMENT OF FEES AND EXPENSES

     We will pay all fees, charges and expenses of the depositary, including the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary shares will pay taxes and governmental charges and any other charges as are stated in the Deposit Agreement for their accounts.

RESIGNATION AND REMOVAL OF DEPOSITARY

     At any time, the depositary may resign by delivering notice to us, and we may remove the depositary at any time. Resignations or removals will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 90 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

REPORTS AND OBLIGATIONS

     The depositary will forward to the holders of depositary shares all reports and communications from us that are delivered to the depositary and that we are required by law, the rules of an applicable securities exchange or our amended and restated certificate of incorporation to furnish to the holders of the preferred stock. Neither we nor the depositary will be liable if the depositary is prevented or delayed by law or any circumstances beyond its control in performing its obligations under the Deposit Agreement. The Deposit Agreement limits our obligations to performance in good faith of the duties stated in the Deposit Agreement. The depositary assumes no obligation and will not be subject to liability under the Deposit Agreement except to perform such obligations as are set forth in the Deposit Agreement without negligence or bad faith. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding connected with any depositary shares or preferred stock unless the holders of depositary shares requesting us to do so furnish us with a satisfactory indemnity. In performing our obligations, we and the depositary may rely and act upon the advice of our counsel or accountants, on any information provided to us by a person presenting shares for deposit, any holder of a receipt, or any other document believed by us or the depositary to be genuine and to have been signed or presented by the proper party or parties.

                    DESCRIPTION OF STOCK PURCHASE CONTRACTS
                            AND STOCK PURCHASE UNITS

     We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of common stock or preferred stock at a future date or dates, which we refer to herein as "stock purchase contracts." The price per share of common stock or preferred stock and the number of shares of common stock or preferred stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and debt securities, preferred stock or debt obligations of third parties, including U.S. treasury securities, securing the holders' obligations to purchase the common stock or preferred stock under the stock purchase contracts, which we refer to herein as "stock purchase units." The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or refunded on some basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner.

     The applicable prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units. The description in the prospectus supplement will not necessarily be complete, and reference will be made to the stock purchase contracts, and, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or stock purchase units. Material United States federal income tax considerations applicable to the stock purchase units and the stock purchase contracts will also be discussed in the applicable prospectus supplement.

                              PLAN OF DISTRIBUTION

     We may offer and sell or exchange the securities described in this prospectus:

     - through agents,

     - through one or more underwriters,

     - through one or more dealers,

     - directly to one or more purchasers (through a specific bidding or auction process or otherwise), or

     - through a combination of any such methods of sale.

     The distribution of the securities described in this prospectus may be effected from time to time in one or more transactions either:

     - at a fixed price or prices, which may be changed,

     - at market prices prevailing at the time of sale,

     - at prices relating to such prevailing market prices,

     - at negotiated prices, or

     - at a fixed exchange ratio in return for other of our securities.

     Offers to purchase or exchange the securities may be solicited by agents designated by us from time to time. Any such agent will be named, and any commissions payable by us to such agent will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities so offered and sold.

     If an underwriter or underwriters are utilized in the sale of the securities, we will execute an underwriting agreement with such underwriter or underwriters at the time an agreement for such sale is reached. The names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers, which may be in the form of discounts, concessions or commissions, if any, will be set forth in the applicable prospectus supplement, which will be used by the underwriters to make resales of the securities.

     If a dealer is utilized in the sale of the securities, we or an underwriter will sell such securities to the dealer, as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transactions will be set forth in the applicable prospectus supplement relating thereto.

     Offers to purchase or exchange the securities may be solicited directly by us and sales or exchanges thereof may be made by us directly to institutional investors or others. The terms of any such sales,

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

including the terms of any bidding or auction process, if utilized, will be described in the applicable prospectus supplement relating thereto.

     We may enter into agreements with agents, underwriters and dealers under which we may agree to indemnify them against certain liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof. The terms and conditions of such indemnification or contribution will be described in the applicable supplement. Certain of the agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

                                 LEGAL MATTERS

     Gibson, Dunn & Crutcher LLP, Denver, Colorado, will issue an opinion to us relating to the legality of the securities being offered by this prospectus. If legal matters in connection with offerings made by this prospectus are passed on by counsel for the underwriters of an offering of the securities, that counsel will be named in the prospectus supplement relating to that offering.

                                    EXPERTS

     The consolidated financial statements of NRG Energy, Inc. as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 incorporated in this prospectus by reference to the Annual Report on Form 10-K405 of NRG Energy, Inc. for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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

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                            10,000,000 EQUITY UNITS
              (INITIALLY CONSISTING OF 10,000,000 CORPORATE UNITS)

                                NRG ENERGY, INC.

                                   [NRG LOGO]

                -----------------------------------------------

                             PROSPECTUS SUPPLEMENT

                -----------------------------------------------

                              MERRILL LYNCH & CO.

                           CREDIT SUISSE FIRST BOSTON
                               CIBC WORLD MARKETS
                                   JP MORGAN
                              SALOMON SMITH BARNEY

                                 MARCH 7, 2001
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